As filed with the Securities and Exchange Commission on January 28, 1998

                                                      Registration No. 333-39111
================================================================================

                            WASHINGTON, D.C. 20549
                                ---------------
                                 PRE EFFECTIVE
                                   AMENDMENT
                                   NO. 3 TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                        MERGE TECHNOLOGIES INCORPORATED
          (Name of small business issuer as specified in its charter)

      WISCONSIN                       3669                       39-1600938
  ------------------      ------------------------------  ----------------------
(State of Incorporation)  (Primary Standard Industrial        (I.R.S. Employer
                           Classification Code Number)    Identification Number)

                             1126 SOUTH 70TH STREET
                                  SUITE S107B
                        MILWAUKEE, WISCONSIN  53214-3151
                                 (414) 475-4300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             --------------------

                              WILLIAM C. MORTIMORE
                                   PRESIDENT
                             1126 SOUTH 70TH STREET
                                  SUITE S107B
                        MILWAUKEE, WISCONSIN  53214-3151
                                 (414) 475-4300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             --------------------

                                   COPIES TO:

  MITCHELL D. GOLDSMITH, ESQ.                    ELIZABETH R. HUGHES, ESQ.
    Shefsky & Froelich Ltd.                  Venable, Baetjer and Howard, LLP
444 N. Michigan Avenue, Suite 2500        1800 Mercantile Bank & Trust Building
      Chicago, IL  60611                             Two Hopkins Plaza
        (312)527-4000                         Baltimore, Maryland 21201-2978
                                                       (410) 244-7400

                               ---------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, as amended, check the following box:   [ ]
                               ---------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1998

PROSPECTUS

                                1,900,000 SHARES
[MERGE LOGO]
                        MERGE TECHNOLOGIES INCORPORATED

                                  COMMON STOCK
     The 1,900,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby are being issued and sold by Merge Technologies Incorporated (the "Company"). Prior to the offering contemplated hereby (the "Offering"), there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $7.00 and $8.00 per Share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have the Common Stock included for quotation on the Nasdaq SmallCap Market under the symbol "MRGE."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SUBSTANTIAL IMMEDIATE DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                         PRICE TO                UNDERWRITING              PROCEEDS TO
                                          PUBLIC                 DISCOUNT(1)                COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share......................
-------------------------------------------------------------------------------------------------------------
Total(3).......................
=============================================================================================================

(1) Excludes a non-accountable expense allowance equal to three percent (3.0%) of the total proceeds from the sale of the Common Stock payable to H.C. Wainwright & Co., Inc., the representative of the Underwriters (the "Representative"), and the value of warrants to be issued to the Representative to purchase 190,000 shares of Common Stock at an exercise price of 130% of the Price to Public (the "Representative's Warrants"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated
    to be $        , ($          , if the Underwriters' over-allotment option is
    exercised in full) including the Representative's non-accountable expense allowance. See "Underwriting."

(3) The Company has granted the Underwriters a 30-day option to purchase up to 285,000 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $           , $          , and $           ,
    respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are being offered severally by the Underwriters named herein, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in
Boston, Massachusetts on or about             , 1998.

                          H.C. WAINWRIGHT & CO., INC.
               The date of this Prospectus is             , 1998.

INSIDE FRONT COVER PAGE

     The inside front cover diagram contains a large oval with a Merge logo in the center. "Medical Image Management Network" is written above the oval. Pictures of various medical image-producing and image-using devices are displayed around the circumference of the oval. Radial lines connect each medical device to the Company's logo in the center. A downward arrow points from the center of the oval to a caption just below that reads "Shared information with outside networks." Graphics labeled "Hospitals" and "Clinics" flank this caption.

     Below the oval are four pictures of the Company's product groups. The products displayed include MergeWorks Connectivity Products, OEM Interface Products, Network Integration Products and Services and Networked Image Management Products. A caption above the pictures reads "Merge Product Profile."

                          [Inside Cover Printed Here]

MergeMVP(TM), MergeXPI(TM), MergeAPS(TM), MergeARK(TM), MergeCOM-3(TM), MergeLINK(TM), MergeWorks(TM), CaseWorks(TM), MergeVPI(TM), MergeDPI(TM), MergeXPI(TM), MergeReader(TM), MergeBOX(TM) and ReportManager(TM), among other marks, are trademarks or service marks of the Company.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus. Potential purchasers of the Common Stock should read carefully this Prospectus in its entirety and should consider carefully the factors identified under "Risk Factors." Except as otherwise indicated, the information contained herein: (i) reflects a 6.77217-for-one stock split of Common Stock effected as of the date of declaration of effectiveness of the Offering (the "Stock Dividend"); (ii) assumes the redemption and retirement of 424,757 shares of Common Stock held by Alpha Capital Venture Partners, Limited ("Alpha"), a third-party institutional investor, See "Certain Transactions"; (iii) assumes repayment of a Secured Promissory Note dated June 30, 1997, in favor of Sirrom Capital Corporation, a third-party lender, ("Sirrom") in the principal amount of $2,000,000 (the "Sirrom Note"); (iv) assumes the issuance of 108,942 shares of Common Stock issuable pursuant to a warrant originally issued to Sirrom to acquire for nominal consideration 145,256 shares of Common Stock and subsequently modified as of October 6, 1997 (the "Sirrom Warrant"), See "Certain Transactions"; (v) assumes payment of a fee of approximately $245,000 to Sirrom in connection with the Sirrom Warrant (the "Sirrom Termination Fee"); and (vi) assumes the Underwriters' over-allotment option is not exercised. Unless the context otherwise requires, the terms "Merge" and the "Company" include Merge Technologies Incorporated, a Wisconsin corporation, and its subsidiary, Signal Stream, Incorporated, a Wisconsin corporation ("SSI").

                                  THE COMPANY

     The Company provides software, hardware and systems integration products and services that enable health care organizations to network otherwise incompatible medical image-producing and image-using devices. Medical image-producing devices primarily include digital x-ray, computed tomography ("CT"), magnetic resonance imaging ("MRI"), computed radiography ("CR"), ultrasound and nuclear medicine machines. Medical image-using devices primarily include video display terminals, specialty workstations, medical film laser printers that facilitate the use of diagnostic medical images and digital image archiving systems. The Company's products can support over 200 different combinations of image-producing and image-using devices and have been installed at over 1,000 health care facilities throughout the world. The Company's products provide a communications bridge between incompatible medical image-producing and image-using devices, permit radiologists to use either video images on electronic workstations or film as a diagnostic medium and create a diagnostic-quality electronic archive of imaging results. In addition, the Company's products permit the information generated and used by medical imaging devices to be included in a health care organization's information network or an electronic patient record ("EPR").

     The improvement of the exchange and storage of information by the various participants in the health care delivery system is essential to the efficient delivery of health care services. Such exchange and storage generally is conducted through the manual transfer and storage of patient information in hard copy format. If accomplished electronically, information exchange generally is limited to text that can be transferred only among the internal departments of a single institution. In recent years, however, the health care industry has recognized that technology now permits the development of the EPR as a repository of individual electronic patient information that can be exchanged internally among the departments of a single organization, or externally among all of the health care providers that serve an individual patient. The practice of medical diagnostics and recommendation of treatment from remote locations by use of telecommunications is commonly referred to as "telemedicine."

     Until recently, despite advances in electronic information storage and exchange technology in other sectors of health care organizations and institutions, the exchange of imaging information produced by radiology departments and diagnostic imaging centers has been limited to hard copy format, i.e., images printed directly on film that are stored and transferred in individual patient jackets, as opposed to images that are stored and transferred electronically and available for display on a computer screen. Because the medical image-producing and image-using devices manufactured by different original equipment manufacturers ("OEMs") have historically utilized incompatible proprietary communications protocols and data formats, the output of an image-producing device manufactured by one OEM frequently cannot be used by an image-using device produced by another OEM. As a result, such "legacy" devices have not been compatible with the network technologies that permit the electronic exchange and storage of information. This medical image-producing and image-using device connectivity problem has usually required the direct connection of image-producing devices to dedicated image-using devices. Such direct connections have required radiology departments and diagnostic imaging centers to purchase multiple pieces of similar equipment thereby increasing their capital expenditures. Further, electronic storage of medical imaging information in multiple communications protocols and data formats is not practical.

     The Company's products address the incompatibility of the proprietary communications protocols and data formats used by medical image-producing and image-using devices by converting the output from a customer's existing base of image-producing devices into a standard communications protocol and data format -- Digital Imaging Communications in Medicine ("DICOM" or the "DICOM standard"). Once in the DICOM standard, such data can be stored electronically, made generally available on a network or converted into the particular proprietary language required by any image-using device on the network. The Company's products enable radiology departments, diagnostic imaging centers and the users of their images and diagnostic reports to benefit in a variety of ways including: (i) multiple image-producing devices can be connected to a single workstation, film printer or other image-using device resulting in reduced equipment expenditures; (ii) permanent electronic archives of diagnostic-quality imaging results can be created, enabling the retrieval of these images at any time in the future; (iii) the modular architecture of the Company's products allows radiology departments and diagnostic imaging centers to build their electronic image management infrastructures in an incremental, flexible and cost-effective manner; and (iv) with the continued development of health care information technology, diagnostic images collected and managed with the Company's technology can be readily incorporated into a patient's EPR.

     The Company began to address these issues of format incompatibility when it commenced selling its products and services in 1989. Today, the Company's products and services available include: (i) MergeWorks Connectivity Products -- for retrofitting legacy stand-alone medical image-producing and image-using devices thereby rendering such devices capable of communicating over a DICOM network; (ii) OEM Interface Products -- connectivity software tool kits and interface board products that enable OEMs to manufacture new radiology image-producing and image-using devices capable of directly communicating with the DICOM standard; and (iii) Network Integration Products and Services -- for the design and installation of DICOM networks, including training, design assistance and testing services. In addition, the Company has under development a line of Networked Image Management Products that enables radiologists to select and manage specific diagnostic images which may be incorporated into a diagnostic report or an EPR.

     The Company's primary objective is to become a leading provider of connectivity and data management solutions that facilitate the networking of incompatible, proprietary devices in medical imaging and other diagnostic systems. The key elements of the Company's strategy include: (i) sell MergeWorks Connectivity Products for retrofitting legacy radiology image-producing and image-using devices; (ii) sell OEM Interface Products for new radiology image-producing and image-using devices; (iii) sell Network Integration Products and Services; (iv) sell Networked Image Management Products to users of DICOM networks; and (v) expand the Company's product and service offerings to other image-intensive specialties and departments in the health care field.

     The Company markets its products to OEMs, value-added resellers ("VARs"), dealers and directly to end-users. The Company's customers include Siemens A.G. ("Siemens"), Philips Medical Systems Nederland B.V. ("Philips"), Toshiba Corp. ("Toshiba") and the GE Medical Systems Division of the General Electric Company ("GE"). The Company also markets its products to end-users through its direct sales staff and through Picker International, Inc. ("Picker"), Konica Medical Corporation ("Konica") and other nonexclusive third party dealers.

     The Company is a Wisconsin corporation and was incorporated on November 25, 1987. The Company's executive offices are located at 1126 South 70th Street, Suite S107B Milwaukee, Wisconsin 53214-3151, its telephone number is (414) 475-4300 and its Internet address is www.merge.com.

                                  THE OFFERING

Common Stock being offered by the
Company...................................      1,900,000 shares

Common Stock outstanding prior to the
Offering..................................      3,592,248 shares

Common Stock to be outstanding after the
Offering(1)...............................      5,492,248 shares

Use of Proceeds...........................      For: (i) repayment of the Sirrom
                                                Note; (ii) redemption and
                                                retirement of 424,757 shares of
                                                Common Stock held by Alpha;
                                                (iii) the hiring of new
                                                personnel; (iv) payment of the
                                                Sirrom Termination Fee; and (v)
                                                working capital and other
                                                general corporate purposes. See
                                                "Use of Proceeds."

Proposed Nasdaq SmallCap Market Symbol....      MRGE
---------------

(1) Does not include: (i) 1,015,826 shares of Common Stock reserved for issuance upon the exercise of options which may be granted pursuant to the Company's 1996 Stock Option Plan, of which options to purchase 958,100 shares have been granted and are outstanding; (ii) 100,000 shares of Common Stock to be reserved for issuance under the Company's 1998 Stock Option Plan for Directors, of which options to purchase 60,000 shares are expected to be granted and outstanding within 30 days following the closing of the Offering; and (iii) exercise of the Representative's Warrants to purchase up to 190,000 shares of Common Stock at a price per share equal to 130% of the initial offering price of the Common Stock. See "Use of Proceeds," and "Underwriting."


                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                   FISCAL YEARS ENDED                            NINE MONTHS ENDED
                                                      DECEMBER 31,                                 SEPTEMBER 30,
                             --------------------------------------------------------------   -----------------------
                                1992         1993         1994         1995         1996         1996         1997
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)    (UNAUDITED)
Statement of Operations
  Data:
Net sales..................  $    1,416   $    1,743   $    2,420   $    3,718   $    6,385   $    4,252   $    6,800
Cost of goods sold.........         501          560          653        1,112        2,076        1,330        2,016
Operating costs and
  expenses(1)(2)...........         628          760        1,213        3,042        4,495        2,820        3,828
Operating income (loss)....         287          423          554         (436)        (187)         102          955
Income (loss) before
  extraordinary item.......         144          120          466         (574)        (283)          14          357
Net income (loss)(3).......         144          120          466         (574)        (114)         183          357
Net income (loss) before
  extraordinary item per
  common and common
  equivalent share(4)......  $     0.07   $     0.05   $     0.18   $    (0.21)  $    (0.07)  $     0.00   $     0.08
Net income (loss) per
  common and common
  equivalent share(4)......  $     0.07   $     0.05   $     0.18   $    (0.21)  $    (0.03)  $     0.05   $     0.08
Weighted average number of
  common and common
  equivalent shares
  outstanding(4)...........   2,153,125    2,407,103    2,521,253    2,777,834    3,969,391    3,907,745    4,712,994


                                                                     SEPTEMBER 30, 1997
                                                                -----------------------------
                                                                  ACTUAL       AS ADJUSTED(6)
                                                                -----------    --------------
                                                                (UNAUDITED)
Balance Sheet Data:
  Cash and cash equivalents.................................      $  655          $10,020
  Working capital...........................................       1,957           11,344
  Total assets..............................................       6,710           16,043
  Long-term debt, less current portion......................       1,368               31
  Put options related to redeemable common stock and stock
    warrants(5).............................................       1,469               --
  Total shareholders' equity................................       2,751           14,758



                                                   (footnotes on following page)

---------------
(1) Effective May 1, 1995, the Company acquired all the outstanding shares of Signal Stream Technologies, Inc. The acquisition was accounted for as a purchase. The fair value of certain acquired in-process technology in the amount of $375,000 that had not reached technological feasibility was charged to operations in May 1995.

(2) The Company recognized $364,000 in fees in December 1996 in preparation for an initial public offering that was canceled.

(3) In May 1996, the Company discharged $463,000 of subordinated notes payable to Alpha and related accrued interest with the issuance of 33,861 shares of the Common Stock and a cash payment of $375,000. The Company realized an extraordinary gain of $169,000.

(4) Net income (loss) per share data has been computed using the weighted average number of shares of common and common equivalent shares from stock options (when dilutive using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock, warrants and options issued during the twelve month period immediately preceding the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented (even if antidilutive, using the treasury stock method and the anticipated offering price).

(5) In connection with the Sirrom Note, the Company issued the Sirrom Warrant, granting Sirrom the right to purchase 145,256 shares of the Common Stock at $0.01 per share. The Sirrom Warrant is subject to a put option equal to the fair market value of the Common Stock issuable under the Sirrom Warrant. The value of this put option at September 30, 1997 totals $1,089,422. In addition, 424,757 shares of Common Stock are subject to a put option exercisable by Alpha. The value of the Alpha put option at September 30, 1997 totals $379,462. The Alpha and Sirrom put options will be terminated simultaneously with the closing of the Offering.

(6) Gives effect to: (i) the sale by the Company of 1,900,000 shares of Common Stock in this Offering at an assumed public offering price of $7.50 per share and the application of the net proceeds therefrom; (ii) redemption and retirement of 424,757 shares of Common Stock held by Alpha which the Company will redeem simultaneously with the closing of this Offering; (iii) repayment of the Sirrom Note and related accrued interest simultaneously with the closing of this Offering; (iv) charge to operations of the Sirrom Note discount of approximately $663,000 and deferred finance charges of approximately $32,000; (v) issuance of 108,942 shares of Common Stock upon exercise of the Sirrom Warrant; and (vi) payment of the Sirrom Termination Fee.

                                  RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS.

LACK OF CONSISTENT PROFITABILITY; HISTORY OF OPERATING LOSSES AND WORKING CAPITAL DEFICIENCIES; SUBSTANTIAL INTANGIBLE ASSETS AND NEGATIVE NET TANGIBLE BOOK VALUE

     Although the Company experienced significant revenue growth from fiscal 1994 through fiscal 1996, it incurred net losses of approximately $114,000 in fiscal 1996 and approximately $574,000 in fiscal 1995, respectively, and earned net income of approximately $466,000 in fiscal 1994. The Company earned net income of approximately $357,000 for the nine months ended September 30, 1997 and approximately $183,000 for the nine months ended September 30, 1996. However, there can be no assurance that revenue growth will continue or that the Company will consistently achieve profitability in the future. As of September 30, 1997, the Company had working capital of approximately $1,957,000. However, the Company experienced working capital deficiencies of approximately $(438,000) in 1996 and $(1,243,000) in 1995. As of September 30, 1997, on a pro forma basis giving effect to the Offering and related transactions, the Company had net tangible book value of approximately $11,984,000. However, without giving effect to the Offering and the related transactions, the Company had net tangible book value of approximately $(54,000). The Company had intangible assets of approximately $2,805,000 as of September 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING RESULTS MAY FLUCTUATE

     The Company's operating results are subject to quarterly and other fluctuations due to a variety of factors. A significant portion of the Company's business is derived from orders placed by OEMs, and the timing of such orders could cause material fluctuations in the Company's business and operating results. Other factors that may cause the Company's operating results to fluctuate include changes in sales volumes through the Company's distribution channels, changes in the mix of products sold, the timing of new product announcements and introductions by the Company and its competitors, market acceptance of new or enhanced versions of the Company's products, availability and cost of products from the Company's suppliers, competitive pricing pressures, the gain or loss of significant customers, increased research and development expense associated with new product introductions and economic conditions generally or in various geographic areas. All of the above factors are difficult for the Company to forecast, and these or other factors can materially affect the Company's operating results for one quarter or series of quarters. In addition, the Company's gross margins may decrease in the future as a result of increasing sales of lower margin products and volume discounts. The Company expects to continue to increase its operating expenses for personnel and new product development. If the Company does not achieve increased levels of sales commensurate with these increased levels of operating expenses, the Company's business and operating results will be materially adversely affected. There can be no assurance that the Company will be profitable on a quarterly or annual basis. Fluctuations in operating results may also result in fluctuations in the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INCREASED CREDIT AND PAYMENT RISKS ASSOCIATED WITH END-USER SALES

     The Company currently markets and sells a significant portion of its products to OEMs. The Company has not, in the past, experienced significant nonpayment or delays in payment on receivables from these customers. Increased direct sales to end-users, such as hospitals, may create delays in payment of receivables to the Company and may also increase the risk of nonpayment of receivables. The Company may bear increased interest expense if it experiences delays in receipt of payment on receivables as a result of increased sales directly to end-users as a percentage of total sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPANY MUST RESPOND TO TECHNOLOGICAL CHANGE; RISKS OF COMPANY'S INVOLVEMENT WITH RAPIDLY DEVELOPING TECHNOLOGY

     The markets for the Company's products are characterized by rapid technological advances, product obsolescence, changes in customer requirements and evolving regulatory requirements and industry standards. The Company's future prospects will depend in part on its ability to enhance its medical image networking and management products in a timely manner and to identify, develop and achieve market acceptance of new products that address new technologies and standards and meet customer needs in the medical imaging network market. There can be no assurance that the Company will be able to respond to technological advances, changes in customer requirements or changes in regulatory requirements or industry standards or that the Company will be able to develop and market new products successfully. Any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development, introduction or shipment of products, could have a material adverse effect on the Company's business and operating results. In anticipation of new product introductions by the Company or its competitors, customers could refrain from purchasing the Company's existing products. New products could render certain of the Company's existing products obsolete. Any of these events could materially adversely affect the Company's business and operating results. In addition, third-party payors, such as governmental programs and private insurance plans, can indirectly affect the pricing or relative attractiveness of the Company's products by regulating the maximum amount of reimbursement that they will provide for the taking, storing and interpretation of medical images. A decrease in the reimbursement amounts for radiological procedures may decrease the amount which physicians, clinics and hospitals are able to charge patients for such services. As a result, adoption of new technologies may slow as capital investment budgets are reduced, thereby significantly reducing the demand for the Company's products.

BROAD CONTROL BY MANAGEMENT AND DIRECTORS

     After the sale of the Common Stock offered hereby, the executive officers of the Company and members of the Company's Board of Directors, will own 1,525,106 shares (exclusive of vested options to acquire an additional 260,566 shares) of the Company's issued and outstanding Common Stock. Consequently, the executive officers and Directors will control 28% (26% if the Underwriters' over-allotment option is exercised in full) of the total voting power of the Company's Common Stock. By virtue of such ownership, the executive officers and Directors voting as a group may be able to influence significantly certain matters with respect to the Company, including without limitation: (i) the election of all of the Directors; (ii) increases in authorized capital stock;
(iii) the dissolution or merger of the Company or the sale of the Company's assets; and (iv) discretion over the day-to-day affairs of the Company. See "Management" and "Principal Shareholders."

COMPANY DEPENDS ON MAJOR CUSTOMERS

     The Company sells a majority of its products to a relatively limited number of OEMs, VARs and dealers. Aggregate sales to the Company's ten largest customers represented approximately 75% and 68% of the Company's net sales in 1995 and 1996, respectively, and approximately 76% of the Company's net sales for the nine months ended September 30, 1997. During 1996, Picker, Philips and Siemens accounted for approximately 26%, 15% and 10%, respectively, of the Company's net sales. For the nine months ended September 30, 1997, Picker, Philips and Konica accounted for approximately 18%, 14% and 11%, respectively, of the Company's net sales. There can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. The loss of any one or more of the Company's major customers could materially adversely affect the Company's business and operating results. None of the Company's customers is subject to any minimum purchase requirements, and many of the Company's VAR and OEM customers offer competitive systems manufactured by third parties. Each of the Company's VAR and OEM customers and dealers, including Picker, can cease marketing the Company's products at its respective option, and the loss of one or more significant customers could materially adversely affect the Company's business and operating results. See "Business -- Sales, Marketing and Distribution."

EXPANSION OF INTERNATIONAL SALES EFFORTS; CURRENCY RISK

     An important component of the Company's business plan includes increasing its sales to customers outside the United States, which represented 35% of the Company's net sales for the nine months ended September 30, 1997. Sales in foreign currency represented approximately 7.8% of the Company's net sales for the nine months ended September 30, 1997; however, the Company anticipates that this percentage may increase in the future. In order to increase overseas sales, it may be necessary or desirable for the Company to expand its sales force, or establish additional offices outside the United States. The increased costs of hiring new personnel or establishing offices could have a material adverse effect on the Company's results of operations and financial condition.

     The Company does not hedge against risks associated with receipt of foreign currency. The Company does, however, anticipate that if sales outside the United States increase in the future, the Company may deem it advisable to hedge against risks associated with receipt of foreign currency. No assurance can be given that such hedging, if undertaken, will prevent the Company from incurring losses due to currency fluctuation.

DEPENDENCE UPON KEY PERSONNEL


     The Company's continued success will depend to a significant degree upon the efforts and abilities of its senior management, in particular, William C. Mortimore, its President and Chief Executive Officer, William L. Stafford, Vice President -- Sales, David M. Noshay, Vice President -- Marketing, Dwight A. Simon, Vice President -- Engineering, Colleen M. Doan, Chief Financial Officer and Michael J. Franco, Chief Technical Officer. Of these key personnel, only Mr. Mortimore has an employment agreement with the Company. See "Management -- Employment Agreements." The loss of the services of any of these officers could have a material adverse effect on the Company. The Company will maintain term life insurance policies covering the life of Mr. Mortimore in the amount of $2,000,000 and covering the lives of each of Mr. Stafford, Mr. Noshay, Mr. Simon and Ms. Doan in the amount of $500,000, the proceeds of which would be payable to the Company.


POTENTIAL DIFFICULTY IN HIRING ADDITIONAL SALES AND ENGINEERING PERSONNEL

     The Company's ability to carry out its business plan depends in part upon its ability to hire and retain skilled sales professionals and engineering and marketing support staff. Although the Company believes it will be able to hire qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell and enhance its product lines. The market for qualified experienced sales and marketing professionals and engineering specialists has historically been, and the Company expects that it will continue to be, intensely competitive. The inability to recruit and retain qualified employees could materially adversely affect the Company's results of operations and financial condition.

PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

     Although the Company has submitted domestic and foreign patent applications on CaseWorks, a product currently in development, the Company generally does not rely on patent protection with respect to its products. Instead, the Company relies on a combination of copyright and trade secret laws, employee and third-party confidentiality agreements and other measures to protect intellectual property rights pertaining to its systems and technology. There can be no assurance, however, that applicable copyright or trade secret laws or these agreements will provide meaningful protection of the Company's copyrights, trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such copyrights, trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that third parties will not assert patent, copyright or other intellectual property infringement claims against the Company with respect to its products or technology or other matters. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time-consuming and expensive to defend or prosecute and resolve. To date, the Company has not initiated any intellectual property infringement claims, and no such claims have been asserted against it. See "Business -- Intellectual Property."

GOVERNMENT REGULATION

     The manufacturing and marketing of the Company's products are subject to government regulation as medical devices in the United States by the United States Food and Drug Administration (the "FDA") and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. The Company believes that its success depends upon commercial sales of improved versions of its products, certain of which cannot be marketed in the United States and other regulated markets unless and until the Company obtains clearance or approval from the FDA and its foreign counterparts. Failure to comply with applicable regulatory requirements could result, among other things, in warning letters, seizures of the Company's products, total or partial suspension of the Company's production operations, refusal of the government to grant market clearance or pre-market approval, withdrawal of approvals or criminal prosecution.

     The Company is also subject to other federal, state and local laws and regulations relating to safe working conditions and manufacturing practices. In addition, sales of the Company's products outside the United States are subject to various foreign regulatory requirements. The extent of government regulation that might result from any future legislation or administrative action cannot be predicted. Failure to comply with domestic regulatory requirements or to obtain any necessary foreign certifications or regulatory approvals, or any other failure to comply with regulatory requirements outside the United States could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

PRODUCT LIABILITY; RISK OF PRODUCT DEFECTS

     The Company has licensing agreements with certain of its customers, which typically contain provisions designed to limit the Company's exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. Furthermore, although the Company tries to include provisions limiting its exposure to product liability in its sales agreements, the Company is not always successful in doing so. Moreover, some of the Company's products are sold without agreements addressing product liability claims at all. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. Although the Company expects to procure product liability insurance, there can be no assurance that it will procure such insurance on favorable terms or that such insurance will be sufficient to fully protect the Company against a successful product liability claim. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition. Software products such as those offered by the Company occasionally contain errors or failures, especially when first introduced or when new versions are released. Although the Company conducts extensive product testing, the Company could in the future lose or delay recognition of revenues as a result of software errors or defects, the failure of its products to meet customer specifications or otherwise. Although to date, the Company's business has not been materially adversely affected by any such errors, defects or failure to meet specifications, there can be no assurance that defects will not be found in new products or releases after commencement of commercial shipments or that such products will meet customer specifications, resulting in loss or deferral of revenues, diversion of resources, damage to the Company's reputation, or increased service and warranty and other costs, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See
"Business -- Products Under Development."

SIGNIFICANT UNALLOCATED NET PROCEEDS; BROAD DISCRETION OF MANAGEMENT

     The Company intends to use the net proceeds of this Offering to repay the Sirrom Note, redeem 424,757 shares of Common Stock held by Alpha, fund accounts receivable, increase sales and marketing and research and development, hire additional personnel and pay the Sirrom Termination Fee. Sirrom and Alpha, third-party institutional investors, will benefit from the Offering through the Company's repayment of the Sirrom Note and the redemption of Common Stock held by Alpha. See "Use of Proceeds." The Company intends to use the balance of the net proceeds of this Offering, approximately 12% of the total Offering proceeds, for working capital and other general corporate purposes. In addition, the Company may use a portion of the net proceeds of this Offering to acquire businesses, products or technologies complementary to its business. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present plans, intentions, understandings, commitments or agreements, nor is it currently engaged in any negotiations, with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing securities. The Company has no other specific uses for the proceeds of this Offering, and the exact use of the proceeds will be subject to the discretion of management. See "Use of Proceeds."

MARKETS FOR THE COMPANY'S PRODUCTS ARE HIGHLY COMPETITIVE

     The markets for the Company's products are highly competitive. Many of the Company's customers purchase products from both the Company and its competitors. The Company has one primary competitor in the imaging acquisition network business, which includes the Company's MergeMVP product. In the DICOM software package business, the Company primarily competes directly and indirectly with a number of other entities, including the Radiological Society of North America, which offers a version of DICOM (originally developed by Mallinckrodt Institute of Radiology) as "freeware" available to be downloaded without charge from the Internet, but which offers more limited features and no user support. The Company also faces competition from picture archiving and communication systems ("PACS") manufacturers. See "Business -- Competition."

     In the application of MergeWorks Connectivity Products specifically for hardcopy film networks, which include the MergeAPS print server and the MergeXPI printer interface, the Company competes with multiple film vendors. However, since the MergeAPS print server works with any of the laser film printers available from these vendors, these companies also have purchased products from the Company when they have needed to interface with other competing manufacturers' products. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets. The Company could also face competition from networking equipment and telecommunications manufacturers if such companies were either to develop DICOM capability for their products, or purchase from one of the Company's competitors products that provide DICOM capability. Many of the Company's current and potential competitors have greater resources than those of the Company in areas including finance, research and development, intellectual property and marketing. Many of these competitors also have broader product lines and longer standing relationships with customers in the medical imaging field than those of the Company.

     The Company believes that its ability to compete successfully depends on a number of factors both within and outside of its control, including: applications innovation; product quality and performance; price; experienced sales, marketing and service organizations; rapid development of new products and features; continued active involvement in the development of DICOM and other medical communication standards; and product and policy decisions announced by its competitors. There can be no assurance that the Company will be able to compete successfully with existing or new competitors.

POSSIBILITY OF NASDAQ QUOTATION TERMINATION OR SUSPENSION AND DECREASE IN STOCK PRICE

     The trading of the Common Stock on the Nasdaq SmallCap Market is conditioned upon meeting certain asset, capital and surplus, earnings and stock price tests. To maintain eligibility on the Nasdaq SmallCap Market, the Company must, among other things, maintain compliance with one of the following three tests: (i) net tangible assets in excess of $2,000,000; (ii) have market capitalization of $35,000,000; or (iii) net income of $500,000 in the latest fiscal year or in two of the last three fiscal years. If the Company fails all of these tests or if the Company fails to maintain an average bid price of at least $1.00 per Share, the Common Stock may be suspended or terminated from inclusion on the Nasdaq SmallCap Market. The effects of suspension or termination include the limited release of the market prices of the Common Stock and limited news coverage of the Company. Suspension or termination may restrict investors' interest in the Common Stock and materially adversely affect the trading market and prices for such securities and the Company's ability to issue additional securities or to secure additional financing. In addition to the risk of volatility of stock prices and possible suspension or termination, low price stocks are subject to additional risks of additional federal and state regulatory requirements and the potential loss of effective trading markets. In particular, if trading of the Common Stock on the Nasdaq SmallCap Market was to be suspended or terminated and the trading price of the Common Stock was less than $5.00 per share, such Common Stock could be subject to Rule 15g-9 under the Exchange Act, which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving any purchaser's written consent prior to any transaction. In such case, the Common Stock could also be deemed "penny stock" under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in the Common Stock, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of the Common Stock and the ability of purchasers in this Offering to sell their Common Stock in the secondary market. See "Absence of Public Market; Negotiated Offering Price" and "Potential Adverse Impact on Market Price of Shares Eligible for Future Sale and Registration Rights."

SUBSTANTIAL AND IMMEDIATE DILUTION; SIGNIFICANT BENEFIT TO CURRENT SHAREHOLDERS

     Purchasers of the Common Stock offered hereby will incur immediate dilution of net tangible book value of approximately $5.32 per share, or 71% of the anticipated offering price of the Common Stock. Shareholders of the Company who purchased their shares prior to the public offering acquired their shares at a cost substantially below the price offered hereby and, accordingly purchasers of shares of the Company pursuant to this Offering will bear a disproportionate risk of investment in the Common Stock. See "Dilution."

ABSENCE OF PUBLIC MARKET; NEGOTIATED OFFERING PRICE

     Prior to this Offering there has been no market for the Common Stock. Although the Company has applied to include the Common Stock for quotation on the Nasdaq SmallCap Market, there can be no assurance that an active trading market will develop for the Common Stock, or, if developed, that it will be maintained. The price of the Common Stock offered hereby was determined through negotiation between the Company and the Representative and may not be indicative of the market price for the Common Stock after the Offering. The factors considered in determining the offering price were the preliminary demand for the Common Stock, prevailing market and economic conditions, the Company's revenue and earnings, estimates of its business potential and prospects, the present state of its business operations, an assessment of its management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses and the current condition of the markets in which it operates. The offering price does not relate directly to the Company's book value, cash flow, price-to-earnings ratio, price-to-sales ratio, debt-to-equity ratio, or other such ratios. Certain factors, such as subsequent sales of Common Stock into the market by existing shareholders and market conditions generally, could cause the market price of the Common Stock to vary substantially. Certain existing shareholders and the Representative have registration rights for the Common Stock they own or may acquire and/or have held their shares for over one year and accordingly, will have the ability to exercise such rights and sell such shares substantially free of securities law restrictions. See "Lack of Consistent Profitability; History of Operating Losses and Working Capital Deficiencies; Substantial Intangible Assets and Negative Net Tangible Book Value," "Substantial and Immediate Dilution; Significant Benefit to Current Shareholders," "Certain Transactions," "Shares Eligible for Future Sale" and "Underwriting."

ADDITIONAL FUNDING MAY BE NECESSARY

     The Company believes that the estimated net proceeds from this Offering, together with current cash and cash equivalent balances and internally generated funds, will satisfy the Company's projected requirements for sales and distribution, research and development, working capital and commitments under its employment agreement with Mr. Mortimore for at least twelve months after the Offering. Thereafter, if cash generated from operations is insufficient to satisfy the Company's projected requirements, or if the Company subsequently elects to use funds for acquisitions or other matters, the Company may be required to sell additional equity or debt securities or obtain additional bank or other credit facilities. There can be no assurance that the Company will be able to sell such securities or obtain such credit facilities on acceptable terms in the future, if at all. This potential sale of additional equity or debt securities could result in further dilution to the Company's shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO INTENTION TO DECLARE OR PAY DIVIDENDS

     The Company does not currently intend to declare or pay any cash dividends on the Common Stock in the foreseeable future and anticipates that earnings, if any, will be used to finance the development and expansion of its business. The Company also anticipates that it may in the future seek to obtain a loan, revolving credit agreement or other financing arrangement, the terms of which, although not known to the Company at this time, may prohibit the declaration and payment of dividends without prior lender approval. Any payment of future dividends and the amounts thereof will be dependent upon the Company's earnings, financial requirements and other factors deemed relevant by the Company's Board of Directors, including the Company's contractual obligations. See "Dividend Policy."

POTENTIAL ADVERSE IMPACT OF PREFERRED STOCK ON RIGHTS OF COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue shares of Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Description of Securities."

ANTITAKEOVER MEASURES

     The Company's Articles of Incorporation and By-Laws, along with Wisconsin statutory law, contain provisions that could discourage potential acquisition proposals and might delay or prevent a change in control of the Company. Such provisions could result in the Company being less attractive to a potential acquiror and could result in the shareholders receiving less for their Common Stock than otherwise might be available in the event of a takeover attempt. See "Description of Securities -- Certain Statutory and Other Provisions."

POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE AND REGISTRATION RIGHTS


     Upon completion of this Offering, the Company will have outstanding 5,492,248 shares of Common Stock. After this Offering, the 1,900,000 shares of Common Stock sold in this Offering and any shares issued in the event that the Underwriters' over-allotment option to purchase up to 285,000 shares is exercised, will be freely tradeable without restriction or further limitation under the Securities Act, except for any shares purchased by an "affiliate" of the Company, which will be subject to the limitations imposed on "affiliates" of the Company under Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 3,592,248 outstanding shares of Common Stock, are "restricted securities" within the meaning of Rule 144 and may not be resold except pursuant to a registration statement effective under the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144. Pursuant to the Company's 1996 Stock Option Plan, options to acquire up to 958,100 shares of Common Stock are held by employees and pursuant to the Company's 1998 Stock Option Plan for Directors, options to acquire 60,000 shares of Common Stock are anticipated to be held by directors; if exercised, the shares so issued shall be freely tradeable subject to certain limitations imposed by Rule 701 promulgated under the Securities Act. In addition, on the closing of the Offering, the Company will sell to the Representative, individually and not as representative of the Underwriters, for nominal consideration, the Representative's Warrants entitling the Representative to purchase an aggregate of 190,000 shares of Common Stock at an initial exercise price per share equal to 130% of the initial public offering price hereunder. The Representative's Warrants will be exercisable for a period of four years commencing one year after the effective date of this Offering and will contain certain demand and incidental registration rights relating to the underlying Common Stock. The holders of the Representative's

Warrants may sell shares of Common Stock acquired by exercise of the Representative's Warrants after one year from the date of exercise thereof without registration subject to the limitations of Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, subject to certain restrictions, sell within any three-month period a number of shares which does not exceed the greater of: (i) 1% of the then outstanding shares of Common Stock; or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission as required by Rule 144. Rule 144 also permits the sale of shares without any volume limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. The one-year holding period with respect to 3,581,047 outstanding shares of Common Stock has expired. The one-year holding period with respect to 6,122 shares of Common Stock will expire on May 28, 1998, and with respect to 5,079 shares, will expire on August 28, 1998.

     Shareholders holding approximately 99% of the Company's outstanding Common Stock and outstanding options have agreed not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of the Company they currently hold without the prior written consent of the Underwriter for the following periods: (i) shareholders holding approximately 94% of the Company's outstanding Common Stock have agreed to such restrictions with respect to all of their current stockholdings, and shares they may obtain by exercising options currently held by them, for a period of 275 days following the date of this Prospectus and, with respect to 50% of their current stockholdings, and shares they may obtain by exercising options currently held by them, for a period of 455 days following the date of this Prospectus; and (ii) Sirrom and Alpha, who hold in the aggregate approximately 5% of the Company's outstanding Common Stock, have agreed to such restrictions with respect to all of their current stockholdings for a period of 180 days following the date of this Prospectus. See "Underwriting." In addition, in order to register the Common Stock for sale in certain states, the thirteen individuals listed in "Management" have entered into "lock-in" agreements which prohibit the sale, pledge or encumbrance of all or a substantial majority of their respective shares for a period of two years following the effective date of the Offering, subject to the right to (i) sell up to 2.5% of the subject shares per quarter during the second year of such agreement, and (ii) continue existing pledges of Common Stock to secure personal borrowings in place prior to the effectiveness of the Offering in the case of two of such individuals. Moreover, in order to register the Common Stock for sale in certain states, except for options to purchase 60,000 shares of Common Stock issuable under the 1998 Stock Option Plan for Directors expected to be granted and outstanding within 30 days following the closing of the Offering, the Company will not grant options or warrants in excess of 15% of the number of outstanding shares of Common Stock to officers, directors, employees, holders of 5% or more of the Common Stock or affiliates for a one-year period following the Offering.

     Prior to this Offering, there has been no market for the Common Stock. Further sales of Common Stock under Rule 144 in the public market could adversely affect the market price of the Common Stock or the ability of the Company to raise money through a public offering of its equity securities.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains certain forward-looking statements including: (i) anticipated trends in the Company's financial condition and results of operations, including expected changes in the Company's gross profit, sales and marketing expense, product research and development expense, general and administrative expense and professional expenses; (ii) the Company's business strategy for future growth in the market, including the Company's plans regarding anticipated hiring; and (iii) the Company's ability to distinguish itself from its current and future competitors. When used in the Prospectus, the words "believes," "intends," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. In addition to the other risks described elsewhere in this "Risk Factors" Section, important factors to consider in evaluating such forward-looking statements include: (i) changes in external competitive market factors which might impact trends in the Company's results of operations; (ii) unanticipated working capital and other cash requirements; (iii) general changes in the industries in which the Company competes; and (iv) various other competitive factors that may prevent the Company from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" Section, actual results could differ materially from the forward-looking statements contained in this Prospectus.

                                  THE COMPANY

     The Company is a Wisconsin corporation and was incorporated on November 25, 1987. The Company's principal executive offices are located at 1126 South 70th Street, Suite S107B, Milwaukee, Wisconsin 53214-3151, its telephone number is
(414) 475-4300 and its Internet address is www.merge.com.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,900,000 shares of Common Stock offered hereby at an assumed initial public offering price per share of $7.50, after deducting underwriting discounts, commissions and other expenses of this Offering, are estimated to be approximately $12,271,000. Such proceeds are anticipated to be used as follows:

                                                              APPROXIMATE    PERCENTAGE OF
                                                                AMOUNTS      NET PROCEEDS
                                                              -----------    -------------
Sales and Marketing.........................................  $ 3,000,000        24.4%
Research and Development....................................    1,000,000         8.2%
Redemption of 424,757 shares of Common Stock held by
  Alpha(1)..................................................      793,000         6.5%
Payment of the Sirrom Termination Fee(1)....................      245,000         2.0%
Repayment of the Sirrom Note(1).............................    2,000,000        16.3%
Accounts receivable and inventory financing.................    2,000,000        16.3%
Establish and maintain domestic and international sales
  offices...................................................    1,000,000         8.2%
Personnel expense...........................................      700,000         5.7%
Working Capital and General Corporate Purposes..............    1,533,000        12.4%
                                                              -----------        -----
Net Proceeds................................................  $12,271,000         100%
                                                              ===========        =====

-------------------------
(1) See "Certain Transactions."

     The Sirrom Note was issued on June 30, 1997. The Sirrom Note requires payments of interest only, computed at 13.5% per annum, payable monthly in arrears through maturity (June 30, 2002). Approximately $1,007,000 of the proceeds of the Sirrom Note were applied toward the repayment of the bank indebtedness and the balance toward working capital. The amount of the Sirrom Termination Fee was determined through arm's length negotiations between the Company and Sirrom based on factors, including the Company's interest in eliminating uncertainty with respect to its future equity-related liabilities and Sirrom's interest in receiving cash for relinquishment of its put option.

     The net proceeds, if any, received in connection with the exercise of the Underwriters' over-allotment option will be applied to working capital.

     Net proceeds reserved for working capital and general corporate purposes may be used by the Company for financing receivables and inventory, personnel expense, additional sales and marketing expense and additional research and development expense. A portion of the net proceeds received by the Company may be used for the acquisition of complementary businesses, products or technologies. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present understandings, commitments or agreements, nor is it currently engaged in any negotiations, with respect to any acquisition. None of the net proceeds of the Offering are specifically designated for payments to officers or Directors.

     Pending use of the net proceeds from this Offering, the Company intends to invest the net proceeds received by it in bank certificates of deposit, interest-bearing savings accounts, prime commercial paper, United States Government obligations, money market funds or similar short-term investments. Any income derived from these short-term investments is expected to be used for working capital.

     The amounts set forth above are estimates developed by management for the allocation of the net proceeds to be received by the Company from this Offering based upon the current state of the Company's existing and proposed business and prevailing economic conditions. These estimates are subject to reallocation by the Board of Directors among the applications listed above or to new applications and are further subject to future events, including changes in general economic conditions, the Company's business plan, and the financial markets in general. Since a significant portion of the net proceeds will be applied to general corporate purposes, as working capital, the Company will have broad discretion as to the application of such net proceeds. See "Risk
Factors -- Significant Unallocated Net Proceeds; Broad Discretion of
Management."

                                    DILUTION

     At September 30, 1997, the Company's net tangible book value was approximately $(54,000) or $(0.01) per share of Common Stock. "Net tangible book value per share of Common Stock" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the Common Stock offered hereby by the Company at an assumed public offering price of $7.50 per share and the application of the net proceeds received by the Company therefrom, the repayment of the Sirrom Note and related accrued interest, the charge to operations of the Sirrom Note discount of approximately $663,000 and deferred finance charges of approximately $32,000, the issuance of 108,942 shares of Common Stock upon exercise of the Sirrom Warrant, the redemption and retirement of 424,757 shares of Common Stock held by Alpha and payment of the Sirrom Termination Fee, the pro forma net tangible book value of the Common Stock at September 30, 1997, would have been approximately $11,984,000, or $2.18 per share, representing an immediate increase in pro forma net tangible book value of $2.19 per share to existing shareholders and an immediate dilution of $5.32, or 71% per share to new investors. The difference between the public offering price per share and the pro forma net tangible book value per share of Common Stock after the Offering constitutes dilution to investors in this Offering. The following table illustrates the immediate per share dilution to new investors:

Assumed public offering price per share of Common Stock(1).........    $7.50
  Net tangible book value per share of Common Stock before
     the Offering...........................................  (0.01)
  Increase per share attributable to new investors(2).......   2.19
Pro forma net tangible book value per share of Common Stock after
  the Offering.....................................................     2.18
                                                                       -----
Dilution per share to new investors(3).............................    $5.32
                                                                       =====
Percentage dilution per share to new investors.....................       71%

---------------
(1) Before deduction of underwriting discounts and commissions and offering expenses payable by the Company.

(2) After deduction of underwriting discounts and commissions and offering expenses payable by the Company.

(3) In addition, if the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share of Common Stock after the Offering would be approximately $2.44, representing an immediate increase in pro forma net tangible book value of $2.45 per share to existing shareholders and an immediate dilution of $5.06 per share to new investors.

     The following table summarizes, on a pro forma basis as of September 30, 1997, the differences between the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by new investors (based upon an assumed initial public offering price of $7.50 per share):

                                 SHARES PURCHASED       TOTAL CONSIDERATION         AVERAGE
                               --------------------    ----------------------        PRICE
                                NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                               ---------    -------    -----------    -------    -------------
Existing shareholders........  3,592,248       65%     $ 1,623,430       10%         $0.45
New investors................  1,900,000       35%      14,250,000       90%          7.50
                               ---------      ---      -----------      ---          -----
          Total..............  5,492,248      100%     $15,873,430      100%         $2.89
                               =========      ===      ===========      ===          =====


     The foregoing table does not give effect to the possible issuance of: (i) 1,015,826 shares of Common Stock reserved for issuance upon the exercise of options which may be granted pursuant to the Company's 1996 Stock Option Plan, options to purchase 958,100 of which have been granted and are outstanding; (ii) 285,000 shares issuable upon exercise of the Underwriters' over-allotment option; (iii) 100,000 shares of Common Stock to be reserved for issuance under the Company's 1998 Stock Option Plan for Directors, of which options to purchase 60,000 shares are expected to be granted and outstanding within 30 days following the closing of the Offering; and (iv) 190,000 shares issuable upon exercise of the Representative's Warrants. The foregoing table gives effect to
(i) redemption of 424,757 shares of Common Stock held by Alpha, which the Company will redeem simultaneously with the close of this Offering; and (ii) issuance of 108,942 shares of Common Stock upon exercise of the Sirrom Warrant. See "Use of Proceeds" and "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at September 30, 1997: (i) on an actual basis; and (ii) on an adjusted basis to reflect: (a) the consummation of the sale by the Company of 1,900,000 shares of Common Stock offered hereby at an assumed public offering price of $7.50 per share; (b) the application of the net proceeds therefrom, including the redemption of 424,757 shares of Common Stock held by Alpha and repayment of the Sirrom Note and related accrued interest; (c) the charge to operations of the Sirrom Note discount of approximately $663,000 and deferred finance charges of approximately $32,000; (d) the issuance of 108,942 shares of Common Stock upon exercise of the Sirrom Warrant; and (e) the payment of the Sirrom Termination Fee. This information should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto, appearing elsewhere in this Prospectus. See "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  SEPTEMBER 30, 1997
                                                             ----------------------------
                                                             (IN THOUSANDS, EXCEPT SHARE
                                                                        DATA)
                                                               ACTUAL         AS ADJUSTED
                                                             -----------      -----------
                                                             (UNAUDITED)
Long-term debt:
  Capitalized leases.......................................    $   31           $    31
  Sirrom Note payable, net of discount.....................     1,337                --
  Put options related to redeemable common stock and stock
     warrants..............................................     1,469                --
                                                               ------           -------
                                                                2,837                31
                                                               ------           -------
Shareholders' equity:
Preferred Stock, $.01 par value, 5,000,000 shares
  authorized, no shares issued and outstanding.............        --                --
Common Stock, $.01 par value, 10,000,000 shares authorized,
  3,908,063 issued and outstanding, actual; 5,492,248
  issued and outstanding, as adjusted(1)...................        39                55
Additional paid-in capital.................................     2,772            15,430
Accumulated deficit........................................      (103)             (770)
Cumulative translation adjustment..........................        43                43
                                                               ------           -------
Total shareholders' equity.................................     2,751            14,758
                                                               ------           -------
Total capitalization.......................................    $5,588           $14,789
                                                               ======           =======

---------------

(1) Does not include: (i) 1,015,826 shares of Common Stock reserved for issuance upon the exercise of options which may be granted pursuant to the Company's 1996 Stock Option Plan, of which options to purchase 958,100 have been granted and are outstanding; (ii) 285,000 shares issuable on conversion of the Underwriters' overallotment option; (iii) 100,000 shares of Common Stock to be reserved for issuance under the Company's 1998 Stock Option Plan for Directors, of which options to purchase 60,000 shares are expected to be granted and outstanding within 30 days following the closing of the Offering; and (iv) 190,000 shares reserved for issuance upon the exercise of the Representative's Warrants. See "Underwriting."


                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock since its formation. The Company does not currently intend to declare or pay any cash dividends on the Common Stock in the foreseeable future and anticipates that earnings, if any, will be used to finance the development and expansion of its business. The Company also anticipates that it may in the future seek to obtain a loan, revolving credit agreement or other financing arrangement, the terms of which may prohibit the declaration and payment of dividends without prior lender approval. Any payment of future dividends and the amounts thereof will be dependent upon the Company's earnings, financial requirements and other factors deemed relevant by the Company's Board of Directors, including the Company's contractual obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The selected financial data set forth below with respect to the Company's consolidated statements of operation for the three fiscal years ended December 31, 1994, 1995 and 1996 and consolidated balance sheets as of December 31, 1995 and 1996 are derived from audited financial statements of the Company included elsewhere in this Prospectus. The Company's consolidated statements of operations data for the years ended December 31, 1992 and 1993 and the consolidated balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited financial statements of the Company not included in this Prospectus. The consolidated statements of operations data for the nine months ended September 30, 1996 and September 30, 1997 and the consolidated balance sheet data as of September 30, 1997 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                            NINE MONTHS ENDED
                                                    FISCAL YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                   ------------------------------------------------------------------    ------------------------
                                      1992          1993          1994          1995          1996          1996          1997
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                                                                               (UNAUDITED)
Statement of Operations Data:
 Net sales.......................  $    1,416    $    1,743    $    2,420    $    3,718    $    6,385    $    4,252    $    6,800
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Cost of goods sold:
   Purchased components..........         305           314           388           752         1,627         1,013         1,574
   Amortization of purchased and
     developed software..........         196           246           265           360           449           317           442
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Total cost of goods sold........         501           560           653         1,112         2,076         1,330         2,016
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Gross profit....................         915         1,183         1,767         2,606         4,309         2,922         4,784
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Operating costs and expenses:
   Sales and marketing...........         199           194           378           881         1,519           991         1,605
   Product research and
     development.................          91           138           365           823         1,391           946         1,133
   General and administrative....         338           428           470           960         1,215           879         1,086
   Acquired in-process
     technology(1)...............          --            --            --           375            --            --            --
   Professional fees related to
     proposed financing(2).......          --            --            --            --           364            --            --
   Amortization of other
     intangibles.................          --            --            --             3             6             4             4
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Total operating costs and
   expenses......................         628           760         1,213         3,042         4,495         2,820         3,828
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Operating income (loss).........         287           423           554          (436)         (187)          102           955
 Other income (expense)
   Interest expense..............        (156)         (311)          (88)         (141)         (134)          (98)         (566)
   Interest income...............          62            17             5             4            11             7            11
   Other (expense), net..........         (49)           (9)           (5)           (1)           27             3           (43)
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Total other expense, net........        (143)         (303)          (88)         (138)          (96)          (88)         (598)
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Income (loss) before income
   taxes.........................         144           120           466          (574)         (283)           14           357
 Income tax expense..............          --            --            --            --            --            --            --
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Income (loss) before
   extraordinary item............         144           120           466          (574)         (283)           14           357
 Extraordinary gain on
   extinguishment of debt(3).....          --            --            --            --           169           169            --
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Net income (loss)...............  $      144    $      120    $      466    $     (574)   $     (114)   $      183    $      357
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Net income (loss) before
   extraordinary item per common
   and common equivalent
   share(4)......................  $     0.07    $     0.05    $     0.18    $    (0.21)   $    (0.07)   $    (0.00)   $     0.08
 Net income (loss) per common and
   common equivalent share(4)....  $     0.07    $     0.05    $     0.18    $    (0.21)   $    (0.03)   $     0.05    $     0.08
 Weighted average number of
   common and common equivalent
   shares outstanding(4).........   2,153,125     2,407,103     2,521,253     2,777,834     3,969,391     3,907,745     4,712,994

                                                                              DECEMBER 31
                                                            -----------------------------------------------    SEPTEMBER 30,
                                                             1992      1993      1994      1995       1996         1997
                                                            ------    ------    ------    -------    ------    -------------
Balance Sheet Data:
  Cash and cash equivalents.............................    $  102    $  118    $  129    $   148    $  287       $  655
  Working capital.......................................        60        82       388     (1,243)     (438)       1,957
  Total assets..........................................     1,375     1,706     1,749      3,604     5,394        6,710
  Long-term debt, less current portion..................       745       686       686         50        16        1,368
  Put options related to redeemable common stock and
    stock warrants(5)...................................       131        69       219        233       289        1,469
  Total shareholders' equity............................       (99)      164       579        875     2,435        2,751

---------------
(1) Effective May 1, 1995, the Company acquired all the outstanding shares of Signal Stream Technologies, Inc. The acquisition was accounted for as a purchase. The fair value of certain acquired in-process technology in the amount of $375,000 that had not reached technological feasibility was charged to operations in May 1995.

(2) The Company recognized $364,000 in fees in December 1996 in preparation for an initial public offering that was canceled.

(3) In May 1996, the Company discharged $463,000 of subordinated notes payable to Alpha and related accrued interest with the issuance of 33,861 shares of the Common Stock and a cash payment of $375,000. The Company realized an extraordinary gain of $169,000.

(4) Net income (loss) per share data has been computed using the weighted average number of shares of common and common equivalent shares from stock options (when dilutive using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock, warrants and options issued during the twelve month period immediately preceding the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented (even if antidilutive, using the treasury stock method and the anticipated offering price).

(5) In connection with the Sirrom Note, the Company issued the Sirrom Warrant, granting Sirrom the right to purchase 145,256 shares of the Common Stock at $0.01 per share. The Sirrom Warrant is subject to a put option equal to the fair market value of the Common Stock issuable under the Sirrom Warrant. The value of this put option at September 30, 1997 totals $1,089,000. In addition, 424,757 shares of Common Stock are subject to a put option exercisable by Alpha. The value of the Alpha put option at September 30, 1997 totals $380,000. It is contemplated that the Alpha and Sirrom put options will be terminated simultaneously with the closing of the Offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides software, hardware and systems integration products and services that enable health care organizations to network otherwise incompatible image-producing and image-using devices. The Company's products provide a communications bridge between incompatible devices, permit radiologists to use either video images on electronic workstations or film as a diagnostic medium and create a diagnostic-quality electronic archive of imaging results. In addition, the Company's products and services permit the information generated and used by medical imaging devices to be included in a health care organization's information network or an electronic patient record ("EPR").

     The Company's products and services available today include: (i) MergeWorks Connectivity Products -- for retrofitting legacy stand-alone medical image-producing and image-using devices thereby rendering such devices capable of communicating over a DICOM network; (ii) OEM Interface Products -- connectivity software tool kits and interface board products that enable original equipment manufacturers ("OEMs") to manufacture new radiology image-producing and image-using devices capable of directly communicating with the DICOM standard; and (iii) Network Integration Products and Services -- systems integration products and services for the design and installation of DICOM networks, including training, design assistance and testing services. In addition, the Company has under development a line of Networked Image
Management Products that enables radiologists to select and manage specific diagnostic images which may be incorporated into a diagnostic report or an EPR.

     The Company introduced the first of its MergeWorks Connectivity Products in 1989 and has continually developed and upgraded such products to provide connectivity to additional image-producing and image-using devices. In 1992, the Company introduced its OEM Interface Products with the release of the MergeCOM-3 software toolkit. With the acquisition of Signal Stream Technologies, Inc. ("SST") in 1995, the Company expanded into board-level interface products for OEMs of medical imaging equipment. The Company introduced its Network Integration Products and Services in 1996. The Company expects to continue to add new products and additional functionality to existing products.

The components of the Company's net sales by product line are as follows.

                                                                         NINE MONTHS
                                                  FISCAL YEARS              ENDED
                                               ENDED DECEMBER 31,       SEPTEMBER 30,
                                            ------------------------   ---------------
               PRODUCT LINE                  1994     1995     1996     1996     1997
               ------------                 ------   ------   ------   ------   ------
                                                                         (UNAUDITED)
                                                          (IN THOUSANDS)
MergeWorks Connectivity Products..........  $2,099   $2,725   $4,454   $2,845   $5,019
OEM Interface Products....................     321      993    1,457    1,110    1,567
Network Integration Products and
  Services................................      --       --      474      297      214
                                            ------   ------   ------   ------   ------
                                            $2,420   $3,718   $6,385   $4,252   $6,800
                                            ======   ======   ======   ======   ======

     The Company recognizes revenue on both hardware and software products at the time of shipment to the customer. Revenue from software maintenance, which is part of the OEM Interface Products line, is deferred and recognized on a straight-line basis over the contract support period, which is generally one year.

     Net sales include standard discounts to the Company's OEM and VAR customers. In 1995, the Company began to offer increased sales discounts to certain distribution channels.

     Cost of goods sold consists of purchased components and the amortization of software development. For the assembly of its products, the Company generally purchases industry standard components from multiple vendors. The Company acquired SST in 1995 to gain in-house computer hardware design and manufacturing expertise and to give the Company more control over certain aspects of its cost of goods sold. The Company capitalizes software development expense once technological feasibility has been established in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Capitalized software is amortized over the expected life of the related product, which typically is five years.

     Historically, the Company's products have primarily been distributed as software and hardware components through OEMs and value added resellers ("VARs") that integrate these products into their own product offerings. As the Company's range of product offerings has grown, so have its channels of distribution. The Company expanded its sales and marketing staff to eleven persons at September 30, 1997 from one person in the beginning of 1994. The Company has increasingly concentrated on: (i) sales to end-users both directly and through dealers on a non-exclusive basis; (ii) sales, administrative reporting and functionality to support the growing international demand for its products, including the opening of a branch office in The Netherlands in 1996; and (iii) sales of new product and service offerings such as Network Integration Products and Services. Sales and marketing expense includes salaries and incentive compensation of sales, sales management and service personnel, as well as the cost of exhibiting at industry trade shows, print advertisements and product brochures.

     Product research and development expense consists primarily of the compensation and related overhead expense of software and hardware engineers and engineering management personnel. In fiscal years 1996, 1995 and 1994, the Company's research and development expense was $1,391,000, $823,000 and $365,000, respectively. Product innovation is considered important to the Company's success and the Company expects to continue to increase research and development expense in absolute dollars. However, such expenditures are not expected to increase proportionally in relation to the increase in net sales.

     General and administrative expense includes the salaries and related costs of administrative, finance, information services and general management personnel, plus corporate overhead, such as facility rental, insurance, depreciation and legal expenses. The Company believes that general and administrative expense will decline as a percentage of net sales in the future.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of net sales:


                                                                                 NINE MONTHS
                                                          FISCAL YEARS              ENDED
                                                       ENDED DECEMBER 31,       SEPTEMBER 30,
                                                     -----------------------    --------------
                                                     1994     1995     1996     1996     1997
                                                     -----    -----    -----    -----    -----
                                                                                   (UNAUDITED)
Net sales..........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold:
  Purchased components.............................   16.0     20.3     25.5     23.8     23.1
  Amortization of purchased and developed
     software......................................   11.0      9.7      7.0      7.5      6.5
                                                     -----    -----    -----    -----    -----
Gross profit.......................................   73.0     70.0     67.5     68.7     70.4
Operating costs and expenses:
  Sales and marketing..............................   15.6     23.7     23.8     23.3     23.6
  Product research and development.................   15.0     22.1     21.8     22.2     16.7
  General and administrative.......................   19.4     25.8     19.0     20.7     16.0
  Acquired in-process technology...................     --     10.1       --       --       --
  Professional fees related to proposed
     financing.....................................     --       --      5.7       --       --
  Amortization of other intangibles................     --      0.1      0.1      0.1      0.1
                                                     -----    -----    -----    -----    -----
  Total operating expenses.........................   50.0     81.8     70.4     66.3     56.4
Operating income (loss)............................   23.0    (11.8)    (2.9)     2.4     14.0
Other expense, net.................................   (3.6)    (3.7)    (1.5)    (2.1)    (8.8)
                                                     -----    -----    -----    -----    -----
Income (loss) before income taxes and extraordinary
  item.............................................   19.4    (15.5)    (4.4)     0.3      5.2
Income tax expense.................................     --       --       --       --       --
                                                     -----    -----    -----    -----    -----
Income (loss) before extraordinary item............   19.4    (15.5)    (4.4)     0.3      5.2
Extraordinary gain on extinguishment of debt.......     --       --      2.6      4.0       --
                                                     -----    -----    -----    -----    -----
Net income (loss)..................................   19.4%   (15.5)%   (1.8)%    4.3%     5.2%
                                                     =====    =====    =====    =====    =====


---------------

(1) See "Summary Consolidated Financial Data" and "Selected Consolidated Financial Data."

  Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

     Net sales. Net sales increased by 60% to $6,800,000 for the nine months ended September 30, 1997 from $4,252,000 for the nine months ended September 30, 1996. Net sales of MergeWorks Connectivity Products accounted for the largest increase, rising by 76% to $5,019,000 for the nine months ended September 30, 1997 from $2,845,000 for the nine months ended September 30, 1996, primarily due to increased distribution of products to end-users through dealers. Sales of OEM Interface Products grew by 41% to $1,567,000 for the nine months ended September 30, 1997 from $1,110,000 for the nine months ended September 30, 1996. Network Integration Products and Services sales decreased by 28% to $214,000 for the nine months ended September 30, 1997 from $297,000 for the nine months ended September 30, 1996 as the Company redirected its resources to meet an increased demand for MergeWorks Connectivity Products and OEM Interface Products during the nine months ended September 30, 1997.

     Cost of goods sold. Cost of goods sold consists of purchased components and the amortization of purchased and developed software. The cost of purchased components as a percentage of net sales for the nine months ended September 30, 1997 remained level at approximately 23%, reflecting lower material costs which were offset by higher sales discounts in certain distribution channels.

     Gross profit. Gross profit increased by 64% to $4,784,000 for the nine months ended September 30, 1997 from $2,922,000 for the nine months ended September 30, 1996. As a percentage of net sales, gross profit increased to 70% for the nine months ended September 30, 1997 from 69% for the nine months ended September 30, 1996.

     Sales and marketing. Sales and marketing expense increased by 62% to $1,605,000 for the nine months ended September 30, 1997 from $991,000 for the nine months ended September 30, 1996. In the nine months ended September 30, 1997, the Company retained additional field sales staff to market and support increasing customer demand for image-acquisition and image-printing applications resulting in growth of the sales and marketing department staff to eleven persons as of September 30, 1997 from four persons as of September 30, 1996. Such personnel are engaged in sales and marketing activities through the OEM/VAR channel and in support of end-user distribution via dealers. The Company expects to continue to make additions to its sales force in order to increase net sales.

     Product research and development. Research and development expense increased by 20% to $1,133,000 for the nine months ended September 30, 1997 from $946,000 for the nine months ended September 30, 1996. The increase in research and development expense consists primarily of compensation to additional product engineers engaged in software design and the development of specialized computer hardware. The Company believes that advanced technology is a key element in the success of its business, and it expects to continue to increase its research and development expenditures in absolute dollars. However, research and development expense is expected to be a declining percentage of net sales as net sales increase.

     General and administrative. General and administrative expense increased by 24% to $1,086,000 for the nine months ended September 30, 1997 from $879,000 for the nine months ended September 30, 1996. The increase was due primarily to additional overhead expense required to support higher sales. General and administrative expense declined as a percentage of net sales to 16% in the nine months ended September 30, 1997 from 21% in the nine months ended September 30, 1996.

     Total other expense, net. Total other expense, net increased by 580% to $598,000 for the nine months ended September 30, 1997 from $88,000 for the nine months ended September 30, 1996. A non-cash charge of $426,000 was recognized in the nine months ended September 30, 1997 for the amortization of the debt discount related to the outstanding Sirrom Note. An additional non-cash charge for amortization of the debt discount will be recorded in the amount of $663,000 during the fourth quarter of 1997. See "Business -- Certain Transactions."

     Extraordinary gain. In May 1996, the Company discharged $463,000 of subordinated notes, and related accrued interest, with the issuance of 33,861 shares of Common Stock and a cash payment of $375,000. An extraordinary gain of $169,000 was realized in connection with such discharge.

  Fiscal Year Ended December 31, 1996 Compared to Fiscal Year Ended December 31, 1995

     Net sales. Net sales increased by 72% to $6,385,000 in fiscal 1996 from $3,718,000 in fiscal 1995, primarily due to increased sales of MergeWorks Connectivity Products. Net sales for this product line increased by 63%, or $1,729,000, to $4,454,000 in fiscal 1996 from $2,725,000 in fiscal 1995. The increase was due to the introduction of a new distribution channel of products to end-users via dealers specifically for hardcopy film networks. Sales of OEM Interface Products increased by 47% to $1,457,000 in fiscal 1996 from $993,000 in fiscal 1995 as the result of new customers for such products. Network Integration Products and Services, introduced in fiscal 1996, generated $474,000 in revenue.

     Cost of goods sold. Cost of goods sold consists of purchased components and the amortization of purchased and developed software. The cost of purchased components as a percentage of net sales increased to 26% in fiscal 1996 from 20% in fiscal 1995 primarily due to higher discounts in connection with sales in the end-user market compared to sales in the OEM/VAR market.

     Gross profit. Gross profit increased by 65% to $4,309,000 in fiscal 1996 from $2,606,000 in fiscal 1995. As a percentage of net sales, gross profit decreased to 68% in fiscal 1996 from 70% in fiscal 1995.

     Sales and marketing. Sales and marketing expense increased by 72% to $1,519,000 in fiscal 1996 from $881,000 in fiscal 1995. This increase resulted from the Company's decision to expand its sales and marketing resources. The sales and marketing department grew to six persons at the end of fiscal 1996 from three persons at the end of fiscal 1995, primarily as a result of implementing end-user distribution channels in fiscal 1996.

     Product research and development. Research and development expense increased by 69% to $1,391,000 in fiscal 1996 from $823,000 in fiscal 1995. The Company believes that advanced technology is a key element in the success of its business and expects to continue to invest in research and development.

     General and administrative. General and administrative expense increased by 27% to $1,215,000 in fiscal 1996 from $960,000 in fiscal 1995, but declined as a percentage of net sales to 19% in fiscal 1996 from 26% in fiscal 1995. General and administrative expense in fiscal 1996 included the addition of four administrative personnel and related overhead as the Company expanded to support higher sales. The Company anticipates that general and administrative expense will continue to decline as a percentage of net sales in future periods.

     Acquired in-process technology. In May 1995, Signal Stream, Incorporated, a wholly-owned subsidiary of the Company formed to effect the acquisition of SST, acquired all the outstanding shares of SST. The Company recorded a one-time charge of $375,000 at the time of this transaction to account for in-process technology which had not reached technological feasibility.

     Professional fees related to proposed financing. The Company incurred $364,000 in fees in fiscal 1996 in preparation for an initial public offering that was canceled.

     Total other expense, net. Total other expense, net, which consists primarily of interest expense, decreased by 30% to $96,000 in fiscal 1996 from $138,000 in fiscal 1995. This decrease was attributable to additional borrowings from the Company's bank, offset in part by lower interest expense on its subordinated debt, which was repaid in May 1996.

     Income taxes. The Company did not pay federal income taxes or recognize an income tax benefit in fiscal 1996 or fiscal 1995. In each of fiscal 1996 and fiscal 1995, the Company incurred losses for financial reporting purposes but did not recognize an income tax benefit due to continued losses and uncertainty as to future realization of a tax benefit. In addition, in fiscal 1995, the Company's inability to recognize an income tax benefit was partially due to the nondeductibility of the charge for acquired in-process technology.

Fiscal Year Ended December 31, 1995 Compared to Fiscal Year Ended December 31, 1994

     Net sales. Net sales increased by 54% to $3,718,000 in fiscal 1995 from $2,420,000 in fiscal 1994. Net sales of MergeWorks Connectivity Products increased by 30%, or $626,000, to $2,725,000 in fiscal 1995 from $2,099,000 in fiscal 1994 due to the introduction of products specifically for hardcopy film networks. Net sales of OEM Interface Products increased by 210% to $993,000 in fiscal 1995 from $321,000 in fiscal 1994 primarily due to new software license agreements entered into with OEMs and the introduction of hardware interface products acquired in the merger with SST.

     Cost of goods sold. Cost of goods sold consists of purchased components and the amortization of purchased and developed software. The cost of purchased components as a percentage of net sales increased to 20% in fiscal 1995 from 16% in fiscal 1994 primarily due to the redesign of certain components to meet heightened government regulatory requirements.

     Gross profit. Gross profit increased by 47% to $2,606,000 for fiscal 1995 from $1,767,000 in fiscal 1994. As a percentage of net sales, gross profit decreased to 70% in fiscal 1995 from 73% in fiscal 1994.

     Sales and marketing. Sales and marketing expense increased by 133% to $881,000 in fiscal 1995 from $378,000 in fiscal 1994. This increase was primarily attributable to the Company's retention of additional sales and marketing personnel. The Company's field sales staff grew to three persons selling to the Company's OEM/VAR customers at the end of fiscal 1995 from one full time sales representative at the beginning of fiscal 1994.

     Product research and development. Research and development expense increased by 126%, or $458,000, to $823,000 in fiscal 1995 from $365,000 in fiscal 1994. In fiscal 1995, the Company implemented a strategy to engage in research and development of emerging product lines in addition to its practice of developing products only after receiving customer orders.

     General and administrative. General and administrative expense increased by 104% to $960,000 in fiscal 1995 from $470,000 in fiscal 1994. This increase was due to the addition of four administrative personnel and related overhead as the Company expanded to support higher sales. The Company anticipates that general and administrative expense will decline as a percentage of net sales in future periods.

     Acquired in-process technology. In May 1995, Signal Stream, Incorporated, a wholly-owned subsidiary of the Company formed to effect the acquisition of SST, acquired all the outstanding shares of SST. The Company recorded a one-time charge of $375,000 at the time of this transaction to account for in-process technology which had not reached technological feasibility.

     Total other expense, net. Total other expense, net, which consists primarily of interest expense, increased by 57% to $138,000 in fiscal 1995 from $88,000 in fiscal 1994. This increase was attributable to additional bank borrowings.

     Income taxes. The Company did not pay federal income taxes or recognize an income tax benefit in fiscal 1995, despite incurring a loss for financial reporting purposes, due to continued losses and uncertainty as to future realization of a tax benefit and due to the nondeductibility of the charge for acquired in-process technology.

  Quarterly results of operations

     The following tables set forth unaudited financial data for each of the eight consecutive fiscal quarters ended September 30, 1997, including such data expressed as a percentage of the Company's revenue. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes therein included elsewhere in this Prospectus. The operating results of any quarter are not necessarily indicative of the results of any future period.

                                                             THREE MONTHS ENDED
                               -------------------------------------------------------------------------------
                               DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30
                                1995      1996      1996       1996      1996      1997      1997       1997
                               -------   -------   -------   --------   -------   -------   -------   --------
                                                               (IN THOUSANDS)
Net sales....................  $1,112    $1,269    $1,270     $1,714    $2,132    $1,703    $2,102     $2,995
Cost of goods sold:
  Purchased components.......     214       300       292        421       614       473       408        693
  Amortization of purchased
     and developed
     software................     140        98       104        115       132       148       147        147
                               ------    ------    ------     ------    ------    ------    ------     ------
Total cost of goods sold.....     354       398       396        536       746       621       555        840
                               ------    ------    ------     ------    ------    ------    ------     ------
Gross profit.................     758       871       874      1,178     1,386     1,082     1,547      2,155
                               ------    ------    ------     ------    ------    ------    ------     ------
Operating costs and expenses:
  Sales and marketing........     331       275       362        353       529       420       569        616
  Product research and
     development.............     278       290       328        329       444       345       374        414
  General and
     administrative..........     251       292       276        311       336       313       305        468
  Professional fees related
     to proposed financing...      --        --        --         --       364        --        --         --
  Amortization of other
     intangibles.............       1         2         1          1         2         2         1          1
                               ------    ------    ------     ------    ------    ------    ------     ------
Total operating costs and
  expenses...................     861       859       967        994     1,675     1,080     1,249      1,499
                               ------    ------    ------     ------    ------    ------    ------     ------
Operating income (loss)......    (103)       12       (93)       184      (289)        2       298        656
                               ------    ------    ------     ------    ------    ------    ------     ------
Other income (expense)
  Interest expense...........     (50)      (41)      (40)       (17)      (36)      (32)      (31)      (503)
  Interest income............       1         1         4          2         4         3         2          6
  Other, net.................      12        14        (1)        (9)       23       (18)      (22)        (3)
                               ------    ------    ------     ------    ------    ------    ------     ------
Total other expense..........     (37)      (26)      (37)       (24)       (9)      (47)      (51)      (500)
                               ------    ------    ------     ------    ------    ------    ------     ------
Income (loss) before income
  taxes and extraordinary
  item.......................    (140)      (14)     (130)       160      (298)      (45)      247        156
                               ------    ------    ------     ------    ------    ------    ------     ------
Income tax expense...........      --        --        --         --        --        --        --         --
                               ------    ------    ------     ------    ------    ------    ------     ------
Income (loss) before
  extraordinary item.........    (140)      (14)     (130)       160      (298)      (45)      247        156
Extraordinary gain on
  extinguishment of debt.....      --        --       169         --        --        --        --         --
                               ------    ------    ------     ------    ------    ------    ------     ------
Net income (loss)............  $ (140)   $  (14)   $   39     $  160    $ (298)   $  (45)   $  247     $  156
                               ======    ======    ======     ======    ======    ======    ======     ======

                                                      AS A PERCENTAGE OF TOTAL REVENUE
                                                             THREE MONTHS ENDED
                               -------------------------------------------------------------------------------
                               DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30
                                1995      1996      1996       1996      1996      1997      1997       1997
                               -------   -------   -------   --------   -------   -------   -------   --------
Net sales....................   100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%
Cost of goods sold:
  Purchased components.......    19.2      23.7      23.0      24.6       28.8      27.8      19.4      23.1
  Amortization of purchased
     and developed
     software................    12.6       7.7       8.2       6.7        6.2       8.7       7.0       4.9
                                -----     -----     -----     -----      -----     -----     -----     -----
Total cost of goods sold.....    31.8      31.4      31.2      31.3       35.0      36.5      26.4      28.0
                                -----     -----     -----     -----      -----     -----     -----     -----
Gross profit.................    68.2      68.6      68.8      68.7       65.0      63.5      73.6      72.0
                                -----     -----     -----     -----      -----     -----     -----     -----
Operating costs and expenses:
  Sales and marketing........    29.7      21.8      28.5      20.6       24.8      24.6      27.0      20.6
  Product research and
     development.............    25.0      22.8      25.8      19.2       20.9      20.3      17.8      13.8
  General and
     administrative..........    22.6      23.0      21.8      18.1       15.7      18.4      14.5      15.6
  Professional fees related
     to proposed financing...      --        --        --        --       17.0        --        --        --
  Amortization of other
     intangibles.............     0.1       0.1       0.1       0.1        0.1       0.1       0.1       0.1
                                -----     -----     -----     -----      -----     -----     -----     -----
Total operating cost and
  expenses...................    77.4      67.7      76.2      58.0       78.5      63.4      59.4      50.1
                                -----     -----     -----     -----      -----     -----     -----     -----
Operating income.............    (9.2)      0.9      (7.4)     10.7      (13.5)      0.1      14.2      21.9
                                -----     -----     -----     -----      -----     -----     -----     -----
Other income (expense):
  Interest expense...........    (4.5)     (3.2)     (3.1)     (1.0)      (1.7)     (1.8)     (1.5)    (16.8)
  Interest income............     0.1       1.3       0.3       0.1        0.2       0.2       0.1       0.2
  Other, net.................     1.1      (0.1)      (.1)     (0.5)       1.1      (1.1)     (1.0)     (0.1)
                                -----     -----     -----     -----      -----     -----     -----     -----
Total other expense..........    (3.3)     (2.0)     (2.9)     (1.4)      (0.4)     (2.7)     (2.4)    (16.7)
                                -----     -----     -----     -----      -----     -----     -----     -----
Income (loss) before income
  taxes and extraordinary
  item.......................   (12.5)     (1.1)    (10.3)      9.3      (13.9)     (2.6)     11.8       5.2
                                -----     -----     -----     -----      -----     -----     -----     -----
Income tax expense...........      --        --        --        --         --        --        --        --
                                -----     -----     -----     -----      -----     -----     -----     -----
Income (loss) before
  extraordinary item.........   (12.5)     (1.1)    (10.3)      9.3      (13.9)     (2.6)     11.8       5.2
                                -----     -----     -----     -----      -----     -----     -----     -----
Extraordinary gain on
  extinguishment of debt.....      --        --      13.4        --         --        --        --        --
                                -----     -----     -----     -----      -----     -----     -----     -----
Net income (loss)............   (12.5)%    (1.1)%     3.1%      9.3%     (13.9)%    (2.6)%    11.8%      5.2%
                                =====     =====     =====     =====      =====     =====     =====     =====

     The Company's results of operations have been subject to quarterly fluctuations due to a variety of factors, including nonrecurring and extraordinary gains and losses and the Company's limited capital resources. The uncertainties generated by the Company's limited capital resources and nonrecurring extraordinary gains and losses have made the estimation of revenue and the results of operations on a quarterly basis difficult. As a result, the Company believes that period-to-period comparison of its results of operations is not necessarily meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities generated cash for fiscal 1996, fiscal 1995 and fiscal 1994 of $172,000, $413,000 and $693,000, respectively. The decrease was due to cash outflows associated with expanding sales and marketing activities, development of new products, expanded general and administrative personnel, the canceled initial public offering and funding higher levels of accounts receivable, inventory and accounts payable.

     Investing activities include net additions to capital equipment of $320,000, $208,000 and $193,000, and additions to capitalized software of $766,000, $724,000 and $386,000 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. In fiscal 1996, the Company also used $288,000 of cash to invest in the purchase of a software license for technology used in the CaseWorks networked image management tool.

     Cash provided by financing activities for fiscal 1996 and fiscal 1995 was $1,341,000 and $593,000, respectively, and in fiscal 1994, cash used in financing activities was $102,000.

     In 1995, the Company issued 111,741 shares of Common Stock in a private placement at $1.34 per share, for an aggregate consideration of $150,000. All Common Stock was paid for with cash. See "Certain Transactions."

     In 1995 and 1996, the Company issued an aggregate of 1,229,148 shares of Common Stock in a private placement completed in fiscal 1996 at $1.48 per share; the Company received consideration in connection with this private placement of $205,000 in fiscal 1996 and $1,610,000 in fiscal 1995. Effective May 1996, the Company converted $222,712 of $686,064 subordinated notes payable to shareholders (the "Shareholder Notes") and related accrued interest into 191,766 shares of Common Stock. Also, in fiscal 1996, the Company discharged the remaining $463,352 of the Shareholder Notes and related accrued interest with the issuance of 33,861 shares of the Common Stock and a cash payment of $375,000. See "Certain Transactions." The Company increased its borrowings in fiscal 1996 under its lending facilities by $503,000. In fiscal 1995, the Company drew $250,000 from its bank line of credit and borrowed an additional $150,000 from two shareholders. In fiscal 1994, the Company made cash principal payments of $102,000 on the senior notes.

     The Company had cash and cash equivalents of $287,000, $148,000 and $129,000, and working capital (deficits) of ($438,000), ($1,243,000) and
$388,000 at the end of fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

     In June 1997, the Company replaced its working capital bank line with the Sirrom Note. The Sirrom Note bears interest at 13.5%, payable monthly from August 1997 through May 2002. The principal and any remaining interest is due in June 2002. The Company will repay the Sirrom Note using a portion of the net proceeds of the Offering.

     As of September 30, 1997, the Company had cash and cash equivalents of approximately $655,000, and working capital of approximately $1,957,000.

     The Company believes that the estimated net proceeds from this Offering, together with current cash and cash equivalent balances and internally generated funds will satisfy the Company's projected requirements for sales and distribution, research and development, working capital and commitments under its employment agreements with its European employees (all of which the Company believes to be at fair market wage rates) and with Mr. Mortimore, under the terms of which the Company is obligated to pay Mr. Mortimore an annual salary of $160,000, for at least twelve months after the Offering. Thereafter, if cash generated from operations is insufficient to satisfy the Company's projected requirements, or if the Company subsequently elects to use funds for acquisitions or other matters, the Company may be required to sell additional equity or debt securities or obtain additional bank or other credit facilities. There can be no assurance that the Company will be able to sell such securities or obtain such credit facilities on acceptable terms in the future, if at all. The sale of additional equity or debt securities could result in additional dilution to the Company's shareholders.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has recently issued Statement No. 128, Earnings Per Share. This statement will affect the disclosure requirements related to the Company's December 31, 1997 financial statements. Currently, the Company is evaluating the effect of this new statement on the Company's financial reporting requirements.

     On October 27, 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition. This SOP provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. This SOP supersedes SOP 91-1, Software Revenue Recognition. This SOP is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company is currently evaluating the effect of this SOP on its fiscal 1998 financial statements.

                                    BUSINESS

OVERVIEW

     The Company provides software, hardware and systems integration products and services that enable health care organizations to network otherwise incompatible medical image-producing and image-using devices. Medical image-producing devices primarily include digital x-ray, computed tomography ("CT"), magnetic resonance imaging ("MRI"), computed radiography ("CR"), ultrasound and nuclear medicine machines. Medical image-using devices primarily include, video display terminals, specialty workstations, medical film laser printers that facilitate the use of diagnostic medical images and digital image archiving systems. The Company's products can support over 200 different combinations of image-producing and image-using devices and have been installed at over 1,000 health care facilities throughout the world. The Company's products provide a communications bridge between incompatible medical image-producing and image-using devices, permit radiologists to use either video images on electronic workstations or film as a diagnostic medium and create a diagnostic-quality electronic archive of imaging results. In addition, the Company's products permit the information generated and used by medical imaging devices to be included in a health care organization's information network or an electronic patient record ("EPR").

     The incompatibility of the various imaging devices in a typical radiology department or diagnostic imaging center has historically created the need for separate workstations, film printers and other image-using devices to support each image-producing device. The Company's products convert the output of medical image-producing devices into an industry standard network communications protocol, Digital Imaging Communications for Medicine ("DICOM" or the "DICOM standard"), in order to connect these devices to various printers and workstations, and store the images generated by such devices in a permanent DICOM-based compact disk ("CD") archive. Radiology departments and other diagnostic imaging centers and the users of their images and diagnostic reports benefit in a variety of ways including: (i) multiple image-producing devices can be connected to a single workstation, film printer or other image-using device resulting in reduced equipment expenditures; (ii) permanent electronic archives of diagnostic-quality imaging results can be created, enabling the retrieval of these images at any time in the future; (iii) the modular architecture of the Company's products allows radiology departments and other diagnostic imaging centers to build their electronic image management infrastructures in an incremental, flexible and cost-effective manner; and (iv) with the continued development of health care information technology, diagnostic images collected and managed with the Company's technology can readily be incorporated into a patient's EPR.

INDUSTRY BACKGROUND

     In recent years, managed care has sought to control health care costs by attempting to introduce increased efficiency to the health care delivery system. Any attempt to increase efficiency in this area requires a dramatic improvement in the exchange of information between the various participants in the health care delivery system. The EPR is a patient-specific repository of medical and financial information that can be accessed by various participants in the health care delivery system, including, but not limited to, attending and consulting physicians, insurance providers, medical laboratories, pharmacies, and the various departments of a hospital, clinic, nursing home or other care providing organization. In recent years, there has been considerable effort within the health care industry to promote the development of the EPR to improve the exchange of medical information.

     The health care industry is working to automate the collection and storage of clinical and financial data within the various departments of health care institutions, and, ultimately, to create an EPR by connecting such departments into a networked system. In a national survey of health care information professionals conducted in February of 1997 by the Health Information Management Systems Society ("HIMSS") and the Hewlett-Packard Company ("Hewlett-Packard"), the 1997 HIMSS/Hewlett-Packard Leadership Survey, twenty percent of those professionals indicated that their information technology budgets would grow by more than fifty percent in the next two years and sixty-nine percent indicated that their budgets would grow by more than ten percent in the next two years. Fifty percent of respondents indicated that upgrading their information technology infrastructure and integrating existing systems from multiple vendors were their current top priorities.

     Recently developed health care information technology has greatly improved the electronic management of textual data but, with the exception of picture archiving and communication systems ("PACS"), such systems still lack the ability to acquire, store and manage electronically the complete set of diagnostic images produced by each radiological examination. While large-scale PACS permit electronic image acquisition, transmission, storage, retrieval and display, such systems have not been widely accepted by the diagnostic imaging community for several reasons, including: (i) PACS are usually very expensive; a complete PACS for a hospital radiology department or other diagnostic imaging center performing 150,000 procedures per year may cost over $6 million; (ii) a radiology department's or other diagnostic imaging center's existing inventory of image-producing and image-using devices cannot typically be cost-effectively integrated into a PACS thereby negating the department's previous capital expenditures; (iii) there is a risk that the unedited data output of a PACS may overload an institution's communications network; and (iv) since PACS display medical images on video display terminals, rather than film, the acceptance of PACS has been limited by the preference of most radiologists to use film for diagnostic purposes. Accordingly, the distribution of medical images has continued to be a manual, labor-intensive and inefficient process based on the sharing of a single patient film jacket filled with individual film sets.

     Electronic image management outside the PACS arena is made difficult primarily due to the incompatibility of the communications protocols and data formats between medical imaging devices produced by different OEMs. The OEMs that dominate the U.S. and international markets for medical image-producing equipment are the GE Medical Systems Division of the General Electric Company ("GE"), Philips Medical Systems Nederland B.V. ("Philips"), Picker International, Inc. ("Picker"), Siemens A.G. ("Siemens") and Toshiba Corp. ("Toshiba"). The OEMs that dominate the U.S. and international markets for medical image-using equipment are Sterling Diagnostic Imaging, Inc. ("Sterling"), the Eastman Kodak Company ("Kodak"), Agfa-Gevaert N.V. (a division of Bayer Corporation) ("Agfa"), Imation Corporation ("Imation"), Fuji Photo Film Co., Ltd. ("Fuji") and Konica Medical Corporation ("Konica"). Such OEMs have historically designed their medical imaging devices to include proprietary communications protocols and internal data formatting technology unique to each company's products.

     In non-medical communications network environments, equipment owners, systems integrators and competing OEM vendors have been relatively free to modify proprietary equipment in order to make such equipment connect with devices manufactured by third party OEMs. However, modification of medical imaging devices generally is not possible because such devices are subject to government regulation. Further, OEMs have the ability to void the warranty on their equipment if such equipment is attached to third party components that have not been approved by the OEM.

     To date, no OEM has been able to maintain a commanding technological position in all facets of diagnostic imaging. Generally, medical institutions have focused on diagnostic quality, cost, reliability or other attributes of specific devices in making their capital expenditure decisions rather than on acquiring a full suite of equipment from a single OEM. As a result, the existing equipment base includes numerous OEM-specific communications protocols and data formats that have historically precluded devices manufactured by different OEMs, and sometimes by the same OEM, from communicating with each other or with various image-using devices. This incompatibility has typically required the purchase of redundant hardware systems, thereby increasing costs. For example, a separate medical film printer or workstation usually must be connected directly to each digital x-ray, MRI or CT device in a hospital radiology or other diagnostic imaging center department instead of being shared by several such devices.

OEM SUPPORT AGREEMENTS

     In recent years, OEMs have increasingly recognized that their OEM-specific communications protocols and data formats have interfered with the connectivity needs of their customers and the Company has successfully negotiated agreements under which such OEMs have supplied the Company with the technical specifications and software algorithms necessary for communicating with their products. Such OEMs have

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

additionally agreed to notify the Company of any updates to their technical specifications and software. Currently, the Company has signed agreements with over 20 OEMs including GE, Philips, Picker, Siemens and Toshiba, representing more than 90% of the radiological electronic imaging device market. These agreements have permitted the Company to develop products that directly address the connectivity problem associated with image-producing and image-using devices. The Company considers its access to the proprietary communications protocols and the data formatting technologies of these OEMs to be a substantial competitive advantage for its business.

NETWORK COMMUNICATIONS PROTOCOLS FOR MEDICAL IMAGING APPLICATIONS

     In order to solve the connectivity problem and eventually to replace the proprietary communications protocols and data formats discussed above, a joint committee of the American College of Radiology ("ACR") and the National Electrical Manufacturers' Association ("NEMA") was formed in 1984 to create an open standard method of describing and communicating medical images over a network. The joint committee includes representatives of many of the major companies in the medical imaging industry including Siemens, Philips, GE, Picker, Kodak, Agfa, Imation, Polaroid Corporation and the Company. Version 3.0 of the DICOM standard was released in 1992 and has become the first medical data communications standard to be adopted worldwide. Recently ACR and NEMA agreed to create the DICOM Standards Committee to continue the ongoing work of developing the DICOM standard. The contents of the DICOM standard are determined by the consensus of the membership of the DICOM Standards Committee, which includes representatives of bio-medical professional organizations, manufacturers, trade associations, other standards development organizations, and governmental agencies worldwide. The activities of the Committee are administered by NEMA, and the Committee owns the DICOM standard. The development and use of DICOM has made possible the efficient collection and management of clinical data that is produced and used by medical imaging devices.

     William C. Mortimore, the Company's President, has been a member of the ACR/NEMA joint committee since its establishment in 1984. In addition, several other Company employees, as well as employees of certain of the Company's competitors, occupy leadership positions on this committee. The Company has found that its leadership in the setting of standards for medical communications protocols has provided important technological and strategic insights that have facilitated the successful development and deployment of its products and services.

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

PRODUCTS AND SERVICES

     The Company's electronic imaging products and services available today include: (i) MergeWorks Connectivity Products for retrofitting legacy radiology image-producing and image-using devices; (ii) OEM Interface Products, including connectivity software tool kits and interface boards for new OEM image-producing and image-using devices; and (iii) Network Integration Products and Services -- for design and installation of DICOM networks, including training, design assistance and testing services. An additional line of Networked Image Management Products for facilitation of radiologists' selection and use of electronic images is under development.

                                MERGECOM NETWORK

  MergeWorks Connectivity Products

     The Company sells MergeWorks Connectivity Products for retrofitting legacy stand-alone medical image-producing and image-using devices thereby rendering such devices capable of communicating over a DICOM network. These products, comprising the Company's MergeWorks Connectivity Products line, address the incompatibility of proprietary communications protocols used by medical image-producing and image-using devices by converting the output from a customer's existing equipment base of image-producing devices into the DICOM standard format. Once in DICOM, such data can be made generally available on a network and can be converted into the particular proprietary language required by any image-using device on the network. Further, such products enable a radiology department or other diagnostic imaging centers to store diagnostic quality medical images in an electronic format for local or remote retrieval and display on film or a video terminal. The MergeWorks Connectivity Products line permits a radiology department or other diagnostic imaging centers to upgrade its existing medical image management system through a relatively low cost and incremental conversion of its existing base of stand alone medical image-producing and image-using

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

devices. The Company's MergeWorks Connectivity Products also permit an institution to continue to benefit from its often substantial installed base of equipment and devices and realize the efficiencies of a network without incurring a large up-front capital cost as would be the case with a large scale PACS solution. The Company's MergeWorks Connectivity Products for medical image acquisition, display, printing and storage over a DICOM network include:

          Image Acquisition -- MergeMVP -- The Company developed and introduced its first component product, the MergeMVP converter, in 1989. The MergeMVP converter comprises software and hardware that transforms data generated by image-producing devices into the DICOM standard or other applicable format. Data transformed by the MergeMVP converter into DICOM can be interpreted, processed, manipulated and managed at video display stations, three dimensional image processing devices, teleradiology devices and other specialty workstations.

          Image Acquisition -- MergeXPI -- The MergeXPI printer interface converts data that is generated by image-producing devices in a variety of proprietary languages and data formats into the DICOM standard format specifically for the purpose of printing such data. The MergeXPI printer interface, while similar to the MergeMVP converter in function, converts film data or hard copy data, which is traditionally used for diagnostic purposes, and limited patient identification data, to the DICOM format. Hard copy data generated by the MergeXPI print interface can be stored, managed and retrieved by other Company products. The MergeXPI product includes two alternative interfaces: (i) the MergeDPI digital print interface, which is used with image-producing devices that produce a digital image; and (ii) the MergeVPI video print interface, which is used with devices that produce an analog image.

          Image Printing -- MergeAPS -- The MergeAPS print server permits DICOM formatted data to be converted into the proprietary language of a wide variety of medical laser film printers. The MergeAPS print server plays a key role in transforming stand-alone medical laser film printers to print networks thereby eliminating the need for individual printers for each image-producing device. As component parts, MergeAPS print servers can be used to network a group of existing printers to achieve systems compatibility without requiring the purchase of new printers. In addition, the MergeAPS print server contains a limited storage capacity permitting images to be retained for a short period of time for later printing.

          Image Storage -- MergeARK -- The MergeARK digital image archive is a stand-alone device that is connected to a DICOM compatible network. The MergeARK archive can acquire images and related clinical information from any number of image sources including imaging devices, displays and workstations, laser print servers and other limited storage file servers. The MergeARK archive can store images permanently, in diagnostic quality on CDs, for later retrieval over the network, for such applications as film reprints, supporting the EPR and telemedicine, the practice of medical diagnostics and recommendation of treatment from remote locations by the use of telecommunications. Without the DICOM standardization provided by the Company's products, each incompatible device would require its own dedicated archive. The MergeARK digital image archive is fully scalable and a user can upgrade the size of its archive incrementally through the installation of additional modular CD arrays.

  OEM Interface Products

     The Company sells software tool kits and interface board products that enable OEMs to manufacture new radiology image-producing and image-using devices capable of directly communicating with the DICOM standard. The Company's OEM Interface Products include:

          OEM Connectivity -- MergeCOM-3 Software -- The MergeCOM-3 software tool kit permits OEMs to design image-producing and image-using devices capable of communicating in the DICOM format thereby rendering such equipment network ready and avoiding the need for the MergeMVP converter, the MergeXPI printer interface or the MergeAPS print server. The Company licenses the MergeCOM-3 software tool kit to over 70 OEMs of image-producing devices. The MergeCOM-3 software tool kit is available for over 30 different computer platforms, representing nearly all of the technologies currently employed in medical image production and use.

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

          OEM Connectivity -- Interface Boards -- The Company's board level interface products are sold to OEMs that want to build into their products at the design stage the ability to connect to other OEMs' proprietary systems, with or without DICOM conversion. The Company's interface boards are also an integral part of several of the Company's products such as the MergeMVP converter, the MergeXPI printer interface and the MergeAPS print server. Direct sales of interface boards to OEMs for inclusion in their own equipment permits the Company to achieve economies of scale in interface board production.

  Network Integration Products and Services

     The Company has offered systems integration services for the design and installation of DICOM networks since 1996. Such services include training, design assistance and testing, directly to radiology departments and other diagnostic imaging centers, as well as to VARs. The Company's purpose in offering these services is to solve the customer's connectivity problems. The Company finds that the solution to many customers' connectivity problems is found within the array of products offered by the Company. The Company anticipates that offering such services will enable the Company to enhance product sales in the future. The Company has certain products under development in this category. See "Products Under Development."

PRODUCTS UNDER DEVELOPMENT

  Networked Image Management Products

     The Company is developing DICOM Networked Image Management Products that enable radiologists to select specific diagnostic images. Once selected, such images may be incorporated into a patient report or the EPR.

          Image Management -- CaseWorks -- The CaseWorks radiology work-flow management tool builds on the Company's MergeWorks product line to manage the large volume of image data generated in radiology departments and other diagnostic imaging centers and to facilitate the integration of such data into the EPR. Because of their clinical expertise and diagnostic experience, radiologists are best positioned to determine specific images that are pertinent for inclusion in the patient file from among the large number of images generated for a patient. Historically, radiologists have favored the use of film rather than computer workstations for diagnosis. The CaseWorks management tool directly addresses this preference by allowing radiologists to continue to use film as a primary diagnostic medium while facilitating the electronic selection of images for inclusion in the EPR. During the process of collecting and preparing images for printing on film for diagnosis, each image is assigned a unique, machine-readable identifier which is printed next to each image. A radiologist can prepare a case by selecting the images to be included in the EPR using the MergeReader hand-held unit. Thereafter, the selected images can be retrieved, along with the text report, from the MergeARK archive for consideration by various participants in the health care system. An anticipated future option for the CaseWorks management tool is the support of dictation within the MergeReader hand-held unit. The Company expects the CaseWorks management tool to be available for sale in the second quarter of 1998. In 1996, in anticipation of the introduction of the CaseWorks management tool, the Company entered into an agreement with a technology supplier under which the Company was granted a worldwide exclusive license to duplicate and distribute decoding software embedded in hand-held readers. The Company was also granted a worldwide non-exclusive license to duplicate and distribute encoding software used by the Company in recording identifying marks on x-ray film. Exclusivity under this agreement will lapse on November 1, 2000. In the event that the Company ceases to distribute both licensed products for a period of twenty-four months, any license in effect will automatically terminate.

          Image Management -- ReportManager -- The ReportManager integration tool builds upon the image collection and management capability of the CaseWorks management tool and facilitates the automated assembly and distribution of radiology reports containing text and pertinent diagnostic image data. Such reports can be published in a variety of media including facsimile, telemedicine and hypertext markup language (HTML), a format for intranet and internet applications. The Company expects the ReportManager integration tool to be available for sale by the end of 1998.

  Other Products

     The Company is continuing to develop new products and improve existing products. For example, the Company is currently developing products that provide a direct connection between DICOM imaging networks and hospital information systems, facilitating a more complete EPR. These interface products will also permit transmittal of patient demographic information to the MergeMVP converter and the MergeXPI print interface where images are initially acquired, thus reducing data entry errors and labor costs.

STRATEGY

     The Company's goal is to become a leading provider of connectivity and data management solutions that facilitate the networking of incompatible, proprietary devices in medical imaging systems. The Company intends to achieve this objective through the implementation of the following strategy:

  Sell MergeWorks Connectivity Products for retrofitting legacy radiology image-producing and image-using devices.

     The majority of the Company's current revenue is generated through the sale of devices that enable existing radiology image-producing and image-using equipment to connect to a DICOM network. The Company expects sales of such devices to grow as (i) radiology departments and other diagnostic imaging centers that have no DICOM capability or that are partially DICOM-compliant retrofit additional existing machines with the Company's products, and (ii) radiology departments and other diagnostic imaging centers install new DICOM networks that require the retrofitting of all or some of their existing equipment base with the Company's products. According to a study commissioned by the Company and conducted by Technology Marketing Group, a diagnostic imaging market consulting organization located in Des Plaines, Illinois, the number of radiology departments at hospitals that can use the Company's products totals approximately 5,500 in the United States and 17,000 internationally. Within these facilities, there is an estimated total installed base of approximately 250,000 image-producing and image-using devices.

  Sell OEM Interface Products for new radiology image-producing and image-using devices.

     The Company currently sells software tool kits that enable manufacturers of new radiology image-producing and image-using devices to connect their machines directly to a DICOM network. The Company expects sales of such software tool kits and interface boards to grow as manufacturers of radiology image-producing and image-using devices upgrade and expand their current product lines. According to the Technology Marketing Group study, the estimated annual sales of new radiology image-producing and image-using machines totals approximately 11,000 units in the United States and 33,000 units internationally.

  Sell Network Integration Products and Services.

     The Company offers its customers Network Integration Products and Services that range from the installation of DICOM connectivity devices for image-producing and image-using equipment to the design and installation of entire DICOM networks and the conversion of all existing radiology machines to the DICOM communications protocol.

  Sell Networked Image Management Products to users of DICOM networks.

     The Company is developing Networked Image Management Products that enable radiologists to select and mark for retrieval specific selections of medical imaging data. These products are anticipated to reduce the amount of data required to be shared over a network and facilitate the development of the EPR. The Company expects to market these products to radiology departments and other diagnostic imaging centers that are already connected to a DICOM network.

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

 Expand the Company's product and service offerings to other image-intensive departments in medical institutions.

     Many devices in medical institutions produce or use images that need to be viewed, transmitted and stored. Departments that use devices of this type include endoscopy, pathology, radiotherapy, urology, mammography and dialysis. The Company believes that machines used by radiology and such other departments will ultimately be connected to the hospital's information network and that images produced by these machines will eventually be stored in an EPR. The Company intends to develop connectivity products for such devices by applying its expertise in standardized communications protocols to bridge the gap between DICOM and HL-7, the developing standard for hospital information technology networks, and by leveraging its strong relationships with the manufacturers of medical image-producing and image-using devices. Certain employees of the Company have been: (i) members of the ACR/NEMA DICOM standard setting joint committee since its formation in 1984; (ii) active members of the HL-7 standard setting committee for hospital administrative information networks since 1994; and (iii) core members of the Andover Working Group since 1997. Employees of certain competitors maintain membership in the HL-7 committee, but no employees of the Company's competitors are core members of the Andover Working Group. The Andover Working Group, sponsored by Hewlett-Packard, was formed in 1995 to develop specific implementations of medical data communication standards. The primary work of the Andover Working Group has been conducted by approximately twenty-five core members. The core members that represent diagnostic imaging are Philips and the Company. The initial accomplishment of the Andover Working Group has been agreement on an implementation of a subset of HL-7, the developing standard for hospital information technology networks.

SALES, MARKETING AND DISTRIBUTION

     The Company markets its products and services to three types of customers:
(i) OEMs that typically design and manufacture standard model devices such as MRIs, CTs, CRs, digital x-ray machines and other products that are not customized by the OEM for the individual customer; (ii) VARs that design and implement customized solutions, typically utilizing products manufactured by third parties, for their customers' particular needs; and (iii) dealers that act as retail distributors to end-users of products manufactured by third parties. The medical imaging device market is dominated by a limited number of high volume vendors with multiple divisions. As a result, depending on the specific product being sold and how it will be utilized, different divisions of a single customer, each with separate relationships with the Company, may fall into more than one of the types of customers listed above.

     The Company markets its MergeWorks Connectivity Products, and intends to market its Networked Image Management Products, to VARs, dealers and end-users. The MergeWorks Connectivity Products enable VARs to connect the image-producing and image-using devices manufactured by different OEMs into the customized solutions that they market to their customers. Dealers market the MergeWorks Connectivity Products directly to end-users typically as part of a catalog of medical imaging related products.

     The Company markets its MergeCOM-3 software tool kit directly to OEMs pursuant to over 70 licensing agreements with such OEMs. Utilizing the MergeCOM-3 software tool kit and the Company's interface boards, OEMs are able to build DICOM capability directly into their products at the design stage. To a more limited extent, the Company licenses the MergeCOM-3 software tool kit to end-users that have in-house systems integration capability.

     The Company's marketing relationships with OEMs are based in large part on its long-standing relationships with the engineering and research and development personnel of such OEMs. Such relationships have grown from the Company's past success in negotiating OEM Support Agreements (see "OEM Support Agreements") with such OEMs and the Company's participation in the ACR/NEMA DICOM joint committee. Because of the limited number of medical imaging device OEMs, the Company relies heavily on repeat sales to such OEMs. The Company's marketing efforts with respect to VARs are focused on direct sales efforts and advertising to the sales engineering personnel of such VARs that design and sell customized end-user solutions. The Company has worked to leverage its relationships with the technical personnel of such VARs to support its VAR sales efforts. The Company employs three sales professionals to market to OEMs

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

and VARs. Sales to OEMs and VARs accounted for 95% of the Company's net sales in fiscal 1995, 70% in fiscal 1996 and 61% for the nine months ended September 30, 1997.

     The Company's end-user sales initiative is predominantly focused on sales through dealers. The Company has cultivated relationships with dealers that permit Company personnel to participate in presentations to potential customers. Pursuant to such relationships, once an end-user sale is made, the Company sells its products to the dealer for resale to the end-user. The Company markets to dealers and end-users through direct sales efforts, advertising and repeat business generated by its customer support efforts. The Company employs six sales professionals that market to dealers and end-users. Sales to end-users accounted for 5% of the Company's net sales in fiscal 1995, 30% in fiscal 1996 and 39% for the nine months ended September 30, 1997. The Company believes that sales to end-users as a percentage of total net sales will increase in the future.

     The Company supports its general marketing efforts by exhibiting its products directly to customers in major trade shows; through its Internet address; through direct customer support; and through its product warranty. With respect to trade shows, the Company exhibits its products at the Radiological Society of North America annual meeting, the European Congress of Radiology and the Association of American Hospital Radiology Administrators annual meeting. Because the medical imaging industry is dominated by a few large participants, such trade shows, which employees of most such participants attend, are viewed by the Company as an integral part of its marketing strategy. The Company's Internet address (www.merge.com) was established in 1995, currently averages approximately 40,000 hits per month and provides access to the Company's marketing materials, technical product information and its technical support staff. The Company's technical support staff conducts a service training course for OEM and VAR personnel on a regular basis, providing the Company's customers with the expertise needed to install and support the Company's products. The Company seeks to respond quickly to customer requests for technical support and service through a telephone hotline, on-line remote service support, which is a capability built into the MergeWorks Connectivity Products line, and overnight exchange of defective parts or products. The Company provides a limited one-year parts or factory repair warranty on its products. Although the Company's warranty policy permits customers to return the Company's products in the event of malfunction, product returns to date have not been significant.

     An important component of the Company's business plan includes increasing sales to customers located outside the United States. The Company operates a sales office in the Netherlands and, as of September 30, 1997 employs seven full-time staff in Europe who perform sales and technical customer support roles.

     The Company sells a majority of its products to a relatively limited number of OEMs, VARs and dealers. Aggregate sales to the Company's ten largest customers represented approximately 75% of the Company's net sales in fiscal 1995, 68% in fiscal 1996 and approximately 76% in the nine months ended September 30, 1997. During fiscal 1996, Picker, Philips and Siemens accounted for approximately 26%, 15% and 10%, respectively, of the Company's net sales. For the nine months ended September 30, 1997, Picker, Philips and Konica accounted for approximately 18%, 14% and 11%, respectively, of the Company's net sales. There can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. The loss of any one or more of the Company's major customers could materially adversely affect the Company's business and operating results.

MANUFACTURING

     The Company's manufacturing activities consist primarily of assembling and testing hardware components and subassemblies acquired from vendors, and loading and testing the Company's software products. The Company operates under the Good Manufacturing Practices promulgated by the FDA and is a registered medical device manufacturer. Primarily in response to the requirements of European customers, the Company has recently commenced an initiative to comply with the ISO 9000 class of standards promulgated by the International Standards Organization, which involves an audit of the Company's manufacturing processes.

     The Company purchases industry standard parts and components for the assembly of its products, generally from multiple vendors. The Company has elected to rely on a limited number of subcontractors for

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

certain subassembly functions in order to achieve more advantageous pricing through increased volume. However, the Company believes that additional subcontractors are available to perform these subassembly functions. The Company maintains good relationships with its vendors and, to date, has not experienced any material supply problems. Any substantial problems with suppliers, however, could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The markets for the Company's products are highly competitive. Many of the Company's customers purchase products from both the Company and its competitors. The Company currently competes primarily with DeJarnette Research Systems, Inc. ("DeJarnette") in the retrofitting of legacy medical systems to enable DICOM standard connectivity. The MergeCOM-3 software tool kit primarily competes directly with DeJarnette and Mitra Imaging Inc. ("Mitra"), and indirectly with the Radiological Society of North America, which offers a version of DICOM, that was originally developed by Mallinckrodt Institute of Radiology, as "freeware" available to be downloaded without charge from the Internet, but which offers more limited features and no user support.

     In the application of MergeWorks products specifically for hardcopy film networks, which includes MergeAPS and MergeXPI products, the Company competes with film vendors, including Kodak, Agfa, Sterling and Imation. However, since the MergeAPS works with any of the laser film printers available from these vendors, these companies have also purchased the Company's products when they have needed networked filming solutions involving their competitors' products. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets. In addition, although many PACS manufacturers are currently customers of the Company, the Company faces competition from PACS manufacturers. The Company could face competition from networking equipment and telecommunications manufacturers if these companies were either to develop DICOM capability for their products or purchase products which provide DICOM capability from one of the Company's competitors. The Company could also face competition from a number of companies in the health care information technology sector, including, without limitation, Dynamic Healthcare Technologies, Inc., Imnet Systems, Inc. and Lanvision Systems, Inc. Many of the Company's current and potential competitors have greater resources than those of the Company in areas including finance, research and development, intellectual property and marketing. Many of these competitors also have broader product lines and longer standing relationships with medical imaging customers than those of the Company.

     The Company believes that its ability to compete successfully depends on a number of factors both within and outside of its control, including applications innovation; product quality and performance; price; experienced sales, marketing and service organizations; rapid development of new products and features; continued active involvement in the development of DICOM and other medical communication standards; and product and policy decisions announced by its competitors. There can be no assurance that the Company will be able to compete successfully with its existing or any new competitors.

INTELLECTUAL PROPERTY

     Although the Company has filed foreign and domestic patent applications on CaseWorks, the Company generally does not rely on patent protection with respect to its products. Instead, the Company relies on a combination of copyright and trade secret law, employee and third party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to its systems and technology. There can be no assurance, however, that applicable copyright or trade secret law or these agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of the Company's copyrights, trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that third parties will not assert patent, copyright or other intellectual property infringement claims against the Company with respect to its products or technology or other matters. There may be third party patents, copyrights and other intellectual property relevant to the Company's systems and technology which are not known to the Company. Although no third party has
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

asserted that the Company is infringing such third party's patents, copyrights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that the Company would prevail in any such litigation, or that the Company would be able to obtain any necessary licenses on reasonable terms if at all. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. To date, the Company has not initiated any intellectual property infringement claims and, to the Company's knowledge, no such claims have been asserted against it.

     In the year 2000, many existing computer programs that use only two digits (rather than four) to identify a year in the date field could fail or create erroneous results if not corrected. This computer program flaw is expected to affect virtually all companies and organizations. The Company cannot quantify the potential costs and uncertainties associated with this computer program flaw at this time, but does not anticipate that the effect of this computer program flaw on the operations of the Company will be significant. However, the Company may be required to spend time and monetary resources addressing any necessary computer program changes.

GOVERNMENT REGULATION

     The manufacturing and marketing of the Company's products are subject to government regulation as medical devices in the United States by the Food and Drug Administration ("FDA") and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. The Company believes that its success depends upon commercial sales of improved versions of its products, certain of which cannot be marketed in the United States and other regulated markets unless and until the Company obtains clearance or approval from the FDA and its foreign counterparts.

     The Company has registered as a medical device manufacturer with the FDA. The Company is inspected on a routine basis by the FDA to determine compliance with the FDA's Quality System Regulation and other applicable regulations.

     The FDA generally requires that a manufacturer seeking to market a new medical device or an existing medical device for a new indication obtain either a premarket notification clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act (the "FDC Act") if the product is substantially equivalent to a product existing at May 28, 1976, or a premarket approval under the FDC Act ("PMA") prior to the introduction of such product into the market. Certain medical devices are exempt from premarket notification clearance by the FDA. Material changes to existing medical devices are also subject to FDA review and clearance or approval prior to commercialization in the United States. The Company is currently relying on the Section 510(k) premarket notification method to obtain governmental clearance ("510(k) clearance") to market its medical devices in the United States. Although it is believed to be a shorter, less costly means of satisfying the requirements of the FDC Act than the process to obtain a PMA, the process of obtaining a 510(k) clearance generally requires supporting data, which can be extensive and extend the regulatory review process for a considerable length of time. All models of the Company's systems that are commercially available, other than the software toolkits, have received 510(k) clearance. The software toolkits are not freestanding products and are incorporated as components of other medical devices. The manufacturer of the completed medical device is responsible for obtaining any required clearance or approval from the FDA. The CaseWorks management tool and the ReportManager integration tool are currently under development. Their regulatory status and premarket submission requirements will be determined when product development is completed. There can be no assurance that 510(k) clearance, if necessary, for any future product or modifications of existing products will be granted by the FDA within a reasonable time frame, if at all. Furthermore, the FDA may require that a request for 510(k) clearance be supported by data from clinical trials demonstrating "substantial equivalence" and the safety and effectiveness of the device, which may prolong the Section 510(k) notification review period for a particular device or may result in a finding that the product does not meet the substantially equivalent test, so that a full PMA could be required.

     The Food and Drug Administration Modernization Act of 1997 (the "Amendment") was enacted on November 21, 1997, and will become effective 90 days thereafter. The Amendment is designed, in part, to facilitate the FDA's premarket notification clearance process for new products. The Company believes that the new regulatory policy may enable device-makers to introduce new products more quickly. However, the extent to which the Amendment will speed the FDA's clearance process is not known at this time.

     Failure to comply with applicable regulatory requirements could result, among other things, in warning letters, seizures of products, total or partial suspension of production, refusal of the government to grant market clearance or pre-market approval, withdrawal of approvals or criminal prosecution.

     The Company is also subject to other federal, state and local laws and regulations relating to safe working conditions and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     Sales of the Company's products outside the United States are subject to foreign regulatory requirements that vary from country to country. Additional approvals from foreign regulatory authorities may be required, and there can be no assurance that the Company will be able to obtain foreign marketing approvals on a timely basis or at all, or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In Europe, the Company has obtained the certificates necessary to enable the CE Mark, a non-expiring, international symbol of adherence to quality assurance standards promulgated by the European Union and compliance with applicable European Union Medical Device Directives, to be affixed to the Company's products for sales in member countries. Failure to obtain or maintain any necessary certifications or foreign regulatory approvals or any other failure to comply with regulatory requirements outside the United States could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPERTIES

     The Company's principal facilities are located in Milwaukee, Wisconsin, in an approximately 12,000 square-foot facility leased through September 2004 at a rate of approximately $156,000 per year. The Company also leases a sales, administrative and service support office in Nuenen, The Netherlands. The Company anticipates that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed. The Company anticipates that it will need to acquire additional office space in fiscal 1998.

EMPLOYEES

     As of September 30, 1997, the Company had 64 employees, including 28 employees in research and development, six in manufacturing, six in quality control, service and support, 11 in sales, three in sales and marketing support activities and 10 in general administration and finance. Seven of the Company's full-time employees reside in Europe performing sales and technical customer support roles. The Company also relies on several part-time employees and consultants. None of the Company's employees is represented by a collective bargaining agreement nor has the Company experienced a work stoppage. Management believes that the Company's relationship with its employees is good.

LEGAL PROCEEDINGS

     The Company is not involved in any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names of the Directors, executive officers and Nominees to the Board of Directors of the Company, and their respective ages and positions with the Company, are listed below. The Company anticipates that the Nominees will be elected to the Board of Directors prior to completion of the Offering. Mr. Pivan has advised the Company that he intends to resign as a Director after the Offering is completed.

               NAME                 AGE                            POSITION
               ----                 ---                            --------
William C. Mortimore..............  52    President and Chief Executive Officer, Director
William L. Stafford...............  50    Vice President -- Sales, Assistant Secretary
David M. Noshay...................  37    Vice President -- Marketing
Dwight A. Simon...................  52    Vice President -- Engineering
Colleen M. Doan...................  35    Chief Financial Officer, Treasurer and Secretary
Michael J. Franco.................  50    Chief Technical Officer
Robert T. Geras...................  60    Director and Chairman of the Board of Directors
David B. Pivan....................  76    Director
Robert A. Barish, M.D. ...........  44    Nominee for Director
Dennis Brown......................  50    Nominee for Director
Michael D. Dunham.................  52    Nominee for Director
Douglas S. Harrington, M.D. ......  44    Nominee for Director
Kevin E. Moley....................  51    Nominee for Director

     William C. Mortimore is a founder of the Company and has served as President and Chief Executive Officer and a member of the Board of Directors of the Company since its inception in 1987. Mr. Mortimore has served as co-founder and a senior manager of several businesses in the fields of information communications technology, healthcare services and real estate, and has been responsible for securing public and private financing for these organizations. Mr. Mortimore is an original member of the American College of Radiology/National Association of Electrical Manufacturers ("ACR/NEMA") committee responsible for establishing and maintaining the DICOM medical imaging standard. Mr. Mortimore is also Chair of the Medical Imaging Informatics Section and a member of the Board of Directors of the Diagnostic Imaging Division of NEMA. Mr. Mortimore received a B.S. in Electrical Engineering from Michigan State University, an M.E.E. from the University of Minnesota, and pursued doctoral studies in Electrical Engineering at the University of Minnesota.

     William L. Stafford has served as Vice President, Sales of the Company since June 1994. From February 1993 until May 1994, Mr. Stafford served as the Company's Director of Sales. From June 1983 until February 1993, Mr. Stafford was employed by Marquette Medical Systems, Inc., a manufacturer of patient monitoring systems. Previously, he was employed by GE Medical Systems, a manufacturer of medical diagnostic imaging equipment, and Baxter Laboratories, a drug manufacturer. Mr. Stafford holds a B.A. in Economics from Yale College and an M.B.A. from Harvard University.

     David M. Noshay has served as Vice President, Marketing of the Company since August 1997. From September 1995 until July 1997, Mr. Noshay served as the Company's Eastern Regional Sales Manager. From July 1994 until August 1995, Mr. Noshay was Sales Manager of Scitex Medical Systems, a manufacturer of medical image printing equipment. From February 1989 until June 1994, he was Marketing Manager for Konica Medical Corporation, a manufacturer of medical film and image printing equipment. Previously, he was employed by Matrix Instruments, a manufacturer of medical imaging printing equipment, and Siemens Medical Systems, a manufacturer of medical diagnostic imaging equipment. Mr. Noshay holds a B.S. in Electrical Engineering and an M.S. in Biomedical Engineering from Rutgers University.

     Dwight A. Simon has served as Vice President, Engineering of the Company since October 1992. From August 1990 until September 1992, Mr. Simon served as Manager of Engineering Services of the Company. Mr. Simon has over 30 years of experience in the information technology industry, with over 22 years of senior management experience with companies in manufacturing automation, communications and medical software applications. Mr. Simon has served as chair of several working groups and subcommittees of the DICOM committee responsible for the creation of the DICOM standard.

     Colleen M. Doan has served as Chief Financial Officer of the Company since September 1996, Treasurer since June 1994 and as Secretary since September 1997. Ms. Doan also served as Business Manager from September 1989 through July 1995, and Controller from August 1995 through August 1996. Ms. Doan holds a B.A. in Business and Management from Alverno College.

     Michael J. Franco has served as Chief Technical Officer of the Company since September 1996. From May 1995 until September 1996, Mr. Franco served as the Company's Director of Technical Services. Mr. Franco was the founder, and from 1993 to April 1995 was the President and Chief Technical Officer of Signal Stream Technologies, Inc., a manufacturer of electronic equipment for interfacing devices, which was merged into a subsidiary of the Company in May 1995. Previously, he was a co-founder and served as President and Chief Executive Officer of Adaptive Video, Inc., a manufacturer of medical imaging interfacing equipment for teleradiology and medical image printing. Prior to Adaptive Video, Mr. Franco was employed by Diasonics, Inc., a manufacturer of medical diagnostic imaging devices and by Compression Laboratories Incorporated, a manufacturer of video teleconferencing equipment.

     Robert T. Geras has served as Chair of the Board of Directors of the Company since July 1997, as a Director since 1992 and has been a shareholder of the Company since May 1989. Mr. Geras has been a private venture investor for more than 25 years, and has participated as a director of, investor in, and advisor to numerous small businesses in fields ranging from medical equipment, computer software, banking, telecommunications, industrial distribution and packaging. He has also assisted in corporate planning, capital formation and management for his various investments. Mr. Geras holds a B.S.B.A. from Northwestern University.

     David B. Pivan has served as a Director of the Company since 1992. He has been a private investor for more than 25 years. He has participated as an early investor and director of several small companies which subsequently become public corporations. Previously, Mr. Pivan was the owner of Pivan Engineering, an electronic manufacturers' representative firm. Mr. Pivan holds a B.S. in Electrical Engineering from Illinois Institute of Technology.

     Robert A. Barish, M.D., a Nominee for Director, is the Chief Executive Officer of University CARE, the Clinical and Research Enterprise at the University of Maryland. Dr. Barish is a Professor of the Department of Surgery and Medicine at the University of Maryland School of Medicine. He is a Trustee of the Endowment Fund of the University of Maryland. He is also a Director of Doctors Health System, Inc. Dr. Barish holds an M.D. from the New York Medical College, an M.B.A. from Loyola College and a B.A. from the University of New Hampshire.

     Dennis Brown, a Nominee for Director, has been the Chief Financial Officer and Treasurer of Sybron International Corporation since 1993. From 1990 through 1993, Mr. Brown was the President of the European Region of Allen-Bradley International, Ltd. Prior to that, he served as the Treasurer of The Marmon Group. Mr. Brown is a Fellow of the Chartered Institute of Management Accountants.

     Michael D. Dunham, a Nominee for Director, is President of Effective Management Systems, Inc., a Milwaukee-based corporation that markets and supports manufacturing software systems from 35 locations worldwide. Mr. Dunham co-founded Effective Management Systems, Inc. in 1978. Mr. Dunham is a director of United Wisconsin Services, a health insurance concern, two private software companies and a privately-held bank. Mr. Dunham is also a director of the Milwaukee Metropolitan Association of Commerce and the Milwaukee Education Trust, a non-profit organization for the enhancement of local primary and secondary education. Mr. Dunham holds a B.S. in Electrical Engineering from the University of Denver and a M.M.S. from the Stevens Institute of Technology.

     Douglas S. Harrington, M.D., a Nominee for Director, has been Chief Executive Officer of Chromavision, Inc. since December 1996. From 1995 through 1996, Dr. Harrington served as Chairman and President of Strategic Business Solutions, Inc., a privately-held company specializing in the commercialization of biotechnology, and as a Principal in Douglas S. Harrington and Associates, a strategic consulting firm. From

1992 to 1995, Dr. Harrington served as President of the Nichols Institute, a healthcare laboratory services provider. Prior to 1992, Dr. Harrington held various management positions within Nichols Institute including Vice President of Operations and Medical Director. Dr. Harrington currently serves on the boards, advisory boards, or scientific advisory boards of ten healthcare and medical device companies. He is a director of Pacific Biometric, Inc., a healthcare technology company. He is also an Associate Professor of Clinical and Anatomic Pathology at the University of Nebraska Medical Center. Dr. Harrington has over 18 years experience in the commercialization of healthcare technology and has published over 80 peer-reviewed publications.

     Kevin E. Moley, a Nominee for Director, has been the President and Chief Executive Officer of Integrated Medical Systems, Inc. since 1995, where he has also served as a director since 1994. From 1984 to 1989, Mr. Moley held positions of increasing responsibility with the United States Department of Health and Human Services. From 1989 through 1991, Mr. Moley served as Assistant Secretary of the United States Department of Health and Human Services. From 1991 through 1993, Mr. Moley served as the Deputy Secretary of the United States Department of Health and Human Services where he was responsible for day-to-day operations of all of the agencies of the Department, including the FDA, Public Health Service and the Center for Disease Control. Mr. Moley attended the School of Foreign Service at Georgetown University.

BOARD COMMITTEES AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     In the past, the Board of Directors has operated without committees, other than the Stock Option Committee. Immediately after the Offering, the Company plans to establish the following committees: (i) a Compensation Committee, consisting of at least two Directors, a majority of which shall be independent Directors, to make recommendations concerning salaries, incentive compensation and stock option grants for officers, employees and Directors of the Company;
(ii) an Audit Committee, consisting of at least two Directors, a majority of which shall be independent, to review the results and scope of the Company's audits and other services provided by the Company's independent auditors and to approve the selection of the auditors; and (iii) a Nominating Committee, consisting of at least two Directors, to nominate additional Directors.

EXECUTIVE COMPENSATION

     Set forth below is information concerning the compensation for fiscal 1997 and fiscal 1996 for the Company's President and Chief Executive Officer, and each other executive officer of the Company whose salary and bonus exceeded $100,000:

                           SUMMARY COMPENSATION TABLE


                                                                                LONG TERM COMPENSATION
                                                ANNUAL COMPENSATION                     AWARDS
                                                -------------------             ----------------------
                                                                                      SECURITIES
      NAME AND PRINCIPAL                                         OTHER ANNUAL         UNDERLYING          ALL OTHER
           POSITION             YEAR    SALARY         BONUS     COMPENSATION          OPTIONS           COMPENSATION
      ------------------        ----   --------      ---------   ------------   ----------------------   ------------
William C. Mortimore,.........  1997   $136,667              0            0                   0            $2,733(1)
President and CEO               1996    130,101              0            0              67,721             2,602(1)
Michael J. Franco,............  1997    110,000              0            0                   0             2,168(1)
Chief Technical Officer         1996    102,391              0            0           150,518(2)            2,048(1)
William L. Stafford,..........  1997    110,000              0            0                   0             1,587(1)
Vice President-Sales,           1996         (3)            (3)          (3)             67,721                  (3)
Assistant Secretary
David M. Noshay,..............  1997    100,300      $12,184(4)   $43,820(5)             50,791             2,416(1)
Vice President-Marketing        1996         (3)            (3)          (3)             16,930                  (3)
Dwight A. Simon,..............  1997    110,000              0            0                   0             1,626(1)
Vice President-Engineering      1996   $     (3)            (3)          (3)             67,721            $     (3)


---------------
(1) Represents the Company's contributions to its 401(k) plan for the benefit of its employees.

(2) Includes 82,797 options granted pursuant to an employment agreement entered into in 1995 in connection with the Company's purchase of SST.

(3) Annual salary and bonus received by Messrs. Stafford, Noshay and Simon in fiscal 1996 was less than $100,000.

(4) Mr. Noshay receives a quarterly incentive sales bonus.

(5) Mr. Noshay received a relocation allowance of $41,620 and an automobile reimbursement of $2,200 in fiscal 1997.

                       OPTION GRANTS IN 1997 FISCAL YEAR


                                                                                        POTENTIAL REALIZED
                                                                                         VALUE AT ASSUMED
                                 NUMBER OF     % OF TOTAL                              ANNUAL RATES OF STOCK
                                SECURITIES      OPTIONS                               PRICE APPRECIATION FOR
                                UNDERLYING     GRANTED TO                                 OPTION TERM(1)
                                  OPTIONS     EMPLOYEES IN   EXERCISE    EXPIRATION   -----------------------
             NAME                 GRANTED     FISCAL YEAR     PRICE         DATE          5%          10%
             ----               -----------   ------------   --------    ----------   ----------   ----------
David M. Noshay...............    50,791           22%        $6.75(2)   07/31/2003     $116,819     $264,621


---------------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates of appreciation set by the SEC and therefore do not necessarily predict the future appreciation, if any, of the Common Stock.

(2) Options were granted at an exercise price equal to the estimated fair market value of the Common Stock on the date of the grant.

                 AGGREGATED 1997 FISCAL YEAR END OPTION VALUES

                                                          NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED              IN-THE-MONEY
                                                               OPTIONS AT                     OPTIONS AT
                                         SHARES             FISCAL YEAR END                 FISCAL YEAR END
                                        ACQUIRED      ----------------------------    ---------------------------
                NAME                   ON EXERCISE    EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
                ----                   -----------    -----------    -------------    -----------   -------------
William C. Mortimore.................       0            33,860         33,861         $203,837       $203,843
Michael J. Franco....................       0           116,657         33,861          702,275        203,843
William L. Stafford..................       0            33,860         33,861          203,837        203,843
David M. Noshay......................       0                 0         67,721                0        140,011
Dwight A. Simon......................       0            33,860         33,861         $203,837       $203,843

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement dated as of September 1, 1997 with William C. Mortimore, which is in effect for an initial term of three years, followed by one-year extensions unless terminated by either party, and provides for the Company to pay Mr. Mortimore a minimum annual salary of $160,000. The employment agreement requires Mr. Mortimore to devote his full time and attention to the Company. The employment agreement also includes confidentiality provisions, restricts Mr. Mortimore's ability to compete with the Company for a period of two years after termination of his employment and awards Mr. Mortimore three months' severance pay following termination of his employment under certain conditions. Mr. Mortimore's employment agreement is governed by the laws of the state of Wisconsin. Under Wisconsin law, a non-compete clause in an employment agreement may be voided if the court determines that the non-compete clause is unfairly restrictive.

DIRECTORS' COMPENSATION

     Directors who are not employees of the Company receive $1,000 for each Board meeting, and $500 for each committee meeting, which they attend in person, and one-half of these amounts for meetings in which they participate by telephone. Directors also are reimbursed for certain expenses incurred in connection with attendance at Board meetings. The Board of Directors may, in its discretion, alter this policy in the future. Each Director, other than any Director who is also an employee of the Company, is entitled to receive options to acquire 10,000 shares of the Common Stock at an exercise price equal to the Offering price. The Company has agreed to grant each of the Nominees to the Board of Directors and Mr. Geras the options described above, which will be issued pursuant to the Company's 1998 Stock Option Plan for Directors (the "Directors Plan") within 30 days following the closing of the Offering.

     The Company is currently authorized to issue up to 100,000 shares of Common Stock under the Directors Plan, which the Board of Directors approved in January, 1998. Each of the six non-employee directors of the Company will be granted an option to purchase 10,000 shares of Common Stock as of the date immediately following the Closing of the Offering. A copy of the Directors Plan has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The purposes of the Directors Plan are to attract and retain the best available personnel for service as directors, to provide additional incentive to individuals to serve as director, and encourage their continued service on the Board. Each option granted under the Directors Plan will be evidenced by a written agreement between the Company and the participant. The price to be paid for each share of Common Stock upon the exercise of an option granted under the Directors Plan is 100% of the fair market value of the Common Stock on the date of the grant (which will be the price per share offered pursuant to this Prospectus for the initial options to purchase 60,000 shares to be granted under the Directors Plan). For so long as the Common Stock is traded on the Nasdaq SmallCap Market, the fair market value of a share of Common Stock will be the mean between the bid and asked price (as reported by Nasdaq) for such stock on the trading day prior to the date of grant. Options granted under the Directors Plan may be exercised no later than ten years after the date of grant, and shall vest as to one third of the shares as of each of the first three anniversaries of the Closing of this Offering with respect to the options presently scheduled to be granted.

                              CERTAIN TRANSACTIONS

     On June 30, 1997, the Company borrowed $2,000,000 from Sirrom, a third-party institutional "mezzanine" lender, pursuant to a note (the "Sirrom Note") and related security agreement. The Sirrom Note requires payments of interest only, computed at 13.5% per annum, payable monthly in arrears through maturity (June 30, 2002). Approximately $1,007,000 of the proceeds of the Sirrom Note were applied toward the repayment of the bank indebtedness and the balance toward working capital. No principal payments are required prior to maturity. Prepayment in whole or part is permitted without penalty. The Sirrom Note is secured by a first lien on all of the Company's assets, subject to Sirrom's agreement to subordinate its lien to a senior revolving credit facility in an amount not to exceed $2,500,000 provided that initially permitted borrowings under such facility may not exceed $1,500,000, subject to increase in such permitted borrowings to (i) $2,000,000 in the event the Company achieves earnings before deductions for interest, taxes, depreciation and amortization ("EBITDA") of $2,000,000 for fiscal 1997; and (ii) $2,500,000 in the event the Company achieves EBITDA of $2,000,000 for fiscal 1997 and EBITDA of $1,250,000 for any six month period thereafter. The Sirrom Note and related loan transactions were approved at a duly convened meeting by three of the four members of the Company's Board of Directors. However, this transaction was not approved by a majority of the Company's independent directors because one of the two independent directors was not present at the meeting.

     As a condition to issuance of the Sirrom Note, the Company issued the Sirrom Warrant, which granted Sirrom the right to acquire for nominal consideration a base amount of 145,256 shares of Common Stock. The base amount of Common Stock purchasable under the Sirrom Warrant was determined through arms-length negotiations between Sirrom and the Company. Under the terms of the Sirrom Warrant, in the event the loan is outstanding in whole or in part on the following dates, the base amount would be increased to the following: June 30, 2000 -- 203,754; June 30, 2001 -- 205,312; June 30, 2002 -- 206,923. The Sirrom
Warrant prohibits the sale of shares by the Company to third parties at below fair market value without concomitant antidilution protection to Sirrom, but expressly permits the issuance of up to 1,354,434 shares pursuant to the 1996 Employees' Stock Option Plan ("1996 Plan") at fair market value on the date of the option grant provided that the Company does not grant options to purchase more than 338,609 shares of Common Stock in any year.

     The Sirrom Warrant grants Sirrom the right to attend (but not vote at) Directors' meetings until such time as the Sirrom Note is paid in full. The Sirrom Warrant grants Sirrom a put right for a period of 30 days immediately prior to its expiration at "Fair Market Value," which is to be determined by agreement of the parties or, in the absence of agreement, by two independent appraisers. In valuing the Common Stock if the Company is publicly-traded, the appraisers are to take into value the anticipated impact on the market if such shares were all offered for sale. Sirrom has been granted piggyback registration rights in connection with certain registered offerings of the Common Stock and rights of co-sale to participate in sales of the Common Stock by Robert T. Geras or William C. Mortimore.

     By agreement dated October 30, 1997, the Company and Sirrom agreed that upon the successful closing of an initial public offering of the Common Stock:
(i) the Sirrom Note would be paid in full; (ii) the Sirrom Warrant would be exercised as to 75% (108,942) of the original number of shares issuable under it; (iii) Sirrom will not offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of the Company for a period of 180 days following the date of this Prospectus without the prior written consent of the Representative; (iv) Sirrom's right to purchase 25% (36,314) of the original number of shares issuable under the Sirrom Warrant would be terminated; (v) the put option in favor of Sirrom would be canceled; (vi) the Sirrom Termination Fee would be paid to Sirrom; and (vii) the Company agreed to file a registration statement to register shares issued to Sirrom pursuant to the Sirrom Warrant within 120 days of the Closing of this Offering, provided in no event would such registration statement be declared effective until at least 180 days following the initial closing of an initial public offering of the Common Stock. The amount of the Sirrom Termination Fee was determined through arm's length negotiations between the Company and Sirrom based on factors including the Company's interest in eliminating uncertainty with respect to its future equity-related liabilities and Sirrom's interest in receiving cash in return for relinquishing its put option.

     On June 1, 1996 the Company entered into a three-year consulting agreement with Robert T. Geras calling for the payment to Mr. Geras of: (i) $160,000 on January 1, 1997 (the "$160,000 Obligation") in consideration of financial consulting services provided by Mr. Geras to the Company through June 30, 1996; and (ii) the sum of $3,500 per month plus reimbursement for approved out-of-pocket expenses. The terms of the three year consulting agreement are as favorable to the Company as those generally available from unaffiliated third parties. The consulting agreement was ratified by the two disinterested independent directors then serving on the Company's Board of Directors. The Company does not anticipate that, after the Offering is completed, it will require the same type of financial consulting services that Mr. Geras previously provided. Mr. Geras and the Company therefore have agreed to terminate this consulting agreement effective upon the completion of the Offering.

     In 1995, the Company issued 111,741 shares of Common Stock in a private placement at $1.34 per share, for an aggregate consideration of $150,000. In connection with this private placement, Mr. Geras, a Director of the Company, and Warren B. Cozzens, a former Director, purchased 22,348 and 89,393 shares of Common Stock, respectively. All Common Stock was paid for with cash.

     In 1995 and 1996, the Company issued an aggregate of 1,229,148 shares of Common Stock in a private placement at $1.48 per share. The Company received consideration in connection with this private placement of $205,000 in fiscal 1995 and $1,610,000 in fiscal 1996. In connection with this private placement, Mr. Geras, a Director of the Company, purchased 182,848 shares of Common Stock at the same price offered to other investors. Warren B. Cozzens, a former Director, also purchased 257,342 shares in this private offering. All Common Stock was paid for with cash, except for (i) 47,405 shares purchased by Mr. Geras with a $70,000 note bearing interest at 10% per annum, which note was paid in full within two months; and (ii) 135,443 shares purchased by Mr. Geras with a fully-secured, three-year, non-interest bearing $200,000 note. The Company subsequently approached Mr. Geras with a proposal to offset the $200,000 note against the $160,000 Obligation, based on its belief that the $200,000 note had an approximately equal net present value to the $160,000 Obligation. Mr. Geras agreed to such set-off in full satisfaction of the purchase price obligation for the 135,443 shares.

     Pursuant to a Stock Redemption Agreement between the Company and Alpha, a third-party institutional investor, dated May 5, 1995, and amended March 1, 1997, the Company has the right to redeem up to 424,757 shares of Common Stock held by Alpha through October, 1998. The call price ranges from $1.56 to $2.37 per share. The Company will use $780,249 of the net proceeds of this Offering to redeem all such shares. These shares are also subject to put options through October 1998 at prices ranging from $0.71 to $1.52 per share.

     Effective May 1996, the Company discharged $463,352 owing to Alpha under two subordinated notes by issuing 33,861 shares of Common Stock, and making a cash payment of $375,000, to Alpha.

     The notes were in the original principal amounts of $88,136 and $375,218, required monthly payments, had no specified maturity date and bore interest at an annual rate equal to the Prime rate plus 3% and the Prime rate plus 4%, respectively. The interest rate, repayment schedule and other terms of these notes were substantially identical to those in other subordinated notes issued to unaffiliated third parties.

     The Company also invested in a merger with Signal Stream Technologies ("SST"), a supplier of interface products to the diagnostic imaging industry, in May 1995, in which Signal Stream, Incorporated ("SSI"), a wholly-owned subsidiary of the Company formed to effect the acquisition of SST, acquired all the outstanding shares of SST. The purchase price consisted of 357,875 shares of Common Stock. In addition, $77,328 in acquisition expenses were incurred. The acquisition was accounted for as a purchase. The purchase price, net of cash acquired, was $55,000. All of the outstanding shares of SST were acquired by SSI.

     All material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. All material transactions and loans, and any forgiveness of loans, must be approved by a majority of the Company's independent directors who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel. With the exception of the Sirrom Note and related loan transactions, each of the transactions described above was approved by all of the Company's independent directors.

     Company's agreement with the Representative. The Company has granted H.C. Wainwright & Co., Inc. the right to nominate one Director to the Company's Board of Directors. H.C. Wainwright & Co., Inc. has nominated Robert A. Barish, M.D. as an independent director. As a result, the Representative may have the ability to influence the affairs of the Company. See "Underwriting."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 17, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person that is known by the Company to beneficially own or exercise the voting or dispositive control over 5% or more of the outstanding shares of Common Stock;
(ii) each Director and Nominee; and (iii) all Directors, Nominees and executive officers of the Company as a group. Except as otherwise indicated in the footnotes to the table, the persons named below have sole voting and investment power with respect to the shares beneficially owned by such persons. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire the beneficial ownership within 60 days. See "Certain Transactions."

                                                             SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                                OWNED PRIOR TO            OWNED AFTER
                                                                 OFFERING(1)              OFFERING(1)
                                                             --------------------    ----------------------
                           NAME                               NUMBER      PERCENT      NUMBER       PERCENT
                           ----                              ---------    -------    -----------    -------
Robert T. Geras(3).........................................    728,591      17%          728,591      12%
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
William C. Mortimore(4)....................................    545,160      13%          545,160       9%
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
Alpha Capital Venture Partners, Limited(2).................    546,067      13%          121,309       2%
  122 South Michigan Avenue, Suite 1700
  Chicago, IL 60642
Michael J. Franco(5).......................................    225,737       5%          225,737       4%
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
David B. Pivan.............................................     57,624       1%           57,624     (*)
  1765 South Lane
  Northbrook, IL 60062
Robert A. Barish, M.D. ....................................         --     (*)                --     (*)
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
Dennis Brown...............................................         --     (*)                --     (*)
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
Michael D. Dunham..........................................         --     (*)                --     (*)
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
Douglas S. Harrington, M.D. ...............................         --     (*)                --     (*)
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
Kevin E. Moley.............................................         --     (*)                --     (*)
  c/o Merge Technologies Incorporated
  1126 South 70th Street, Suite S107B
  Milwaukee, WI 53214-3151
All Directors, Nominees and Executive Officers as a Group
  (13 persons).............................................  1,785,672      41%        1,785,672      30%

---------------
(*) Less than 1% of outstanding Common Stock.
(1) Except pursuant to applicable marital property laws or as indicated in the footnotes to this table, to the Company's knowledge, each shareholder identified in the table possesses sole voting and investment power with respect to all Common Stock shown as beneficially owned by such shareholder.
(2) A portion of the net proceeds received by the Company in this Offering will be used to redeem 424,757 shares of Common Stock currently held by Alpha. See "Use of Proceeds" and "Certain Transactions."
(3) Reflects 203,165 shares held by trusts for the benefit of Mr. Geras' adult children, the beneficial ownership of which Mr. Geras disclaims.
(4) Includes vested options held by Mr. Mortimore to acquire 33,861 shares.
(5) Includes vested options held by Mr. Franco to acquire 116,657 shares.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date of this Prospectus, there were 3,908,063 shares of Common Stock, beneficially held by 81 persons, and no shares of Preferred Stock outstanding.

     The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation (the "Articles") and By-Laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share of Common Stock beneficially owned on each matter submitted to a vote at a meeting of shareholders, subject to Section 180.1150 of the WBCL (described below under "Certain Statutory and Other Provisions"). The Common Stock does not have cumulative voting rights, which means that the holders of a majority of voting shares voting for the election of Directors can elect all of the members of the Board of Directors. The Common Stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the shareholders. The Company's Articles state that a majority vote of shares represented at a meeting at which a quorum is present is sufficient for all actions that require the vote of shareholders. However, under the WBCL, certain actions require enhanced approval by either a supermajority of two-thirds of all outstanding shares entitled to vote and certain actions require a majority of all outstanding shares entitled to vote. See "Certain Statutory and Other Provisions." All of the outstanding shares of the Common Stock are, and the shares to be sold by the Company as part of the Offering when legally issued and paid for will be, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622(2)(b) of the WBCL for unpaid employee wages.

PREFERRED STOCK

     Pursuant to the Articles, the Company's Board of Directors may, without further action by the Company's shareholders, from time to time, issue shares of the Preferred Stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. Any dividend preference of any Preferred Stock which may be issued would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of the Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of the Company before any payment is made to the holders of Common Stock. The issuance of preferred stock will be approved by a majority of the Company's independent directors who do not have an interest in the transaction and who have access, at the Company's expense, to the Company's or independent legal counsel. Under certain circumstances, the issuance of such Preferred Stock may discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock or may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Although the Company presently has no plans to issue any of its shares of the Preferred Stock, the Board of Directors of the Company, without shareholder approval, may issue the Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock.

LIMITATION OF DIRECTOR LIABILITY

     Section 180.0828 of the WBCL provides that officers and directors of domestic corporations may be personally liable only for intentional breaches of fiduciary duties, criminal acts, transactions from which the director derived an improper personal profit and wilful misconduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders. The employment agreements of certain directors and officers contain a provision similar to the provisions of the WBCL.

INDEMNIFICATION

     Under the WBCL, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (i) a wilful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest;
(ii) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) wilful misconduct. The WBCL allows a corporation to limit its obligation to indemnify officers and directors by providing so in its articles of incorporation. The Company's By-Laws provide for indemnification of directors and officers to the fullest extent permitted by Wisconsin law.

CERTAIN STATUTORY AND OTHER PROVISIONS

     The provisions of the Company's By-Laws and the WBCL described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Company's Board of Directors. Such provisions have been implemented to enable the Company, particularly (but not exclusively) in the initial years of its existence as a publicly-traded company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of the Company and its shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

     Number of Directors; Removal; Vacancies. The By-Laws currently provide that the number of Directors shall be five. The authorized number of Directors may be changed by amendment of the By-Laws. The Company expects that the By-Laws will be amended before the Nominees are elected to the Board of Directors to provide that the number of Directors shall be not less than three nor greater than eleven. The By-Laws also provide that the Company's Board of Directors shall have the exclusive right to fill vacancies on the Board of Directors, including vacancies created by expansion of the Board or removal of a Director, and that any Director elected to fill a vacancy shall serve until the next annual meeting of shareholders. The By-Laws further provide that Directors may be removed by the shareholders only by the affirmative vote of the holders of at least a majority of the votes then entitled to be cast in an election of Directors. This provision, in conjunction with the provisions of the By-Laws authorizing the Board to fill vacant Directorships, could prevent shareholders from removing incumbent Directors and filling the resulting vacancies with their own nominees.

     Amendments to the Articles of Incorporation. The WBCL provides authority to the Company to amend its Articles at any time to add or change a provision that is required or permitted to be included in the Articles or to delete a provision that is not required to be included in the Articles. The Company's Board of Directors may propose one or more amendments to the Company's Articles for submission to shareholders and may condition its submission of the proposed amendment on any basis if the Board of Directors notifies each shareholder, whether or not entitled to vote, of the shareholders' meeting at which the proposed amendment will be voted upon.

     Constituency or Stakeholder Provision. Under Section 180.0827 of the WBCL (the "Wisconsin Stakeholder Provision"), in discharging his or her duties to the Company and in determining what he or she believes to be in the best interests of the Company, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.

     Wisconsin Antitakeover Statutes. Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") regulate the broad range of "business combinations" between a "resident domestic corporation" (such as the Company) and an "interested stockholder." The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution and certain other transactions involving an "interested stockholder," defined as a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Section 180.1141 of the Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Accordingly, the Wisconsin Business Combination Statute's prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock by the interested stockholder prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.


     In addition, the WBCL provides in Sections 180.1130 to 180.1133, that business combinations involving a "significant shareholder" (as defined below) and a "resident domestic corporation" (such as the Company) are subject to a two-thirds supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder," with respect to a resident domestic corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. It is anticipated that after completion of the Offering, the Company will be an "issuing public corporation." Under
Section 180.1131 and Section 180.1132 of the WBCL, the business combinations described above must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (i) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common stock of the corporation by the significant shareholder in the transaction in which it became a significant shareholder of within two years before the date of the business combination, (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled, and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.


     Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring shares of the Common Stock with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

     Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations such as the Company held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

     Certain Antitakeover Effects. Certain provisions of the Company's Articles and By-Laws may have significant antitakeover effects, including the ability of the remaining directors to fill vacancies, and the ability of the Board of Directors to issue "blank check" preferred stock which, in turn, allows the directors to adopt a so-called "rights plan" which would entitle shareholders (other than a hostile bidder) to acquire stock of the Company at a discount.

     The explicit grant in the Wisconsin Stakeholder Provision of discretion to directors to consider nonshareholder constituencies could, in the context of an "auction" of the Company, have antitakeover effects in situations where the interests of stakeholders of the Company, including employees, suppliers, customers and communities in which the Company does business, conflict with the short-term maximization of shareholder value.

     The Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price. In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring the Common Stock with the goal of seeking to have the Company repurchase the Common Stock at a premium. The WBCL statutory provisions and the Company's Articles and By-Law provisions referenced above are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's Board of Directors, and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in the Company and then use the threat of a proxy contest as a means to pressure the Company to repurchase shares of Common Stock at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of the Common Stock, they could increase the likelihood that incumbent Directors will retain their positions, and may also have the effect of discouraging a tender offer or other attempt to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders.


     The Board of Directors has approved a resolution that the Company shall, at its next annual meeting of stockholders, propose to take all actions that are legally necessary or permitted to "opt-out" of Section 180.1141, Section
180.1131 and Section 180.1150 of the WBCL. In addition, the Directors have agreed to vote shares held by them as of the date of this resolution in favor of such proposals and to recommend that stockholders adopt these proposals.


TRANSFER AGENT AND REGISTRAR

     Firstar Trust Company will be the Transfer Agent and Registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 5,492,248 shares of Common Stock assuming that the Underwriters do not exercise their over-allotment option. After this Offering, the 1,900,000 shares of Common Stock sold in this Offering and any shares issued in the event that the Underwriters' over-allotment option to purchase up to 285,000 shares is exercised, will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company, which will be subject to the limitations imposed on "affiliates" of the Company under Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 3,592,248 outstanding shares of Common Stock, are "restricted securities" within the meaning of Rule 144 and may not be resold except pursuant to a registration statement effective under the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, subject to certain restrictions, sell within any three-month period a number of shares which does not exceed the greater of: (i) 1% of the then outstanding shares of Common Stock; or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission as required by Rule 144. Rule 144 also permits the sale of shares without any volume limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. The one-year holding period with respect to 3,581,047 outstanding shares of Common Stock has expired. The one-year holding period with respect to 6,122 shares of Common Stock will expire on May 28, 1998 and with respect to 5,079 shares will expire on August 28, 1998.

     Shareholders holding approximately 99% of the Company's outstanding Common Stock and outstanding options have agreed not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of the Company they currently hold, without the prior written consent of the Underwriter for the following periods: (i) shareholders holding approximately 94% of the Company's outstanding Common Stock have agreed to such restrictions with respect to all of their current stockholdings, and shares they may obtain by exercising options currently held by them, for a period of 275 days following the date of this Prospectus and, with respect to 50% of their current stockholdings, and shares they may obtain by exercising options currently held by them, for a period of 455 days following the date of this Prospectus; and (ii) Sirrom and Alpha, who hold in the aggregate approximately 5% of the Company's outstanding Common Stock, have agreed to such restrictions with respect to all of their current stockholdings for a period of 180 days following the date of this Prospectus. See "Underwriting." In addition, in order to register the Common Stock for sale in certain states, the thirteen individuals listed in "Management" have entered into "lock-in" agreements which prohibit the sale, pledge or encumbrance of all or a substantial majority of their respective shares for a period of two years following the effective date of the offering, subject to the right to (i) sell up to 2.5% of the subject shares per quarter during the second year of such agreement, and (ii) continue existing pledges of Common Stock to secure personal borrowings in place prior to the effectiveness of the Offering in the case of two of such individuals. Moreover, in order to register the Common Stock for sale in certain states, except for options to purchase 60,000 shares of Common Stock issuable under the 1998 Stock Option Plan for Directors expected to be granted and outstanding within 30 days following the closing of the Offering, the Company will not grant options or warrants in excess of 15% of the number of outstanding shares of Common Stock to officers, directors, employees, holders of 5% or more of the Common Stock or affiliates for a one-year period following the Offering.

     On the closing of the Offering, the Company will sell to the Representative, individually and not as representative of the Underwriters, for nominal consideration, the Representative's Warrants entitling the Representative to purchase an aggregate of 190,000 shares of Common Stock at an initial exercise price per share equal to 130% of the initial public offering price hereunder. The Representative's Warrants will be exercisable for a period of four years commencing one year after the effective date of this Offering and will contain certain demand and incidental registration rights relating to the underlying Common Stock. The holders of the Representative's Warrants may sell shares of Common Stock acquired by exercise of the Representative's Warrants one year from the date of exercise thereof without registration subject to the limitations of Rule 144. See "Underwriting."

     Prior to this Offering, there has been no market for the Common Stock. No predictions can be made as to the effect, if any, that sales of shares of Common Stock under Rule 144 will have on the market price of the Common Stock; sales of Common Stock under Rule 144 in the public market could adversely affect the market price of the Common Stock or the ability of the Company to raise money through a public offering of its equity securities. See "Risk
Factors -- Potential Adverse Impact on Market Price of Shares Eligible for Future Sale and Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom H.C. Wainwright & Co., Inc. is acting as Representative, and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that, subject to the terms and conditions set forth therein, the Underwriters are obligated to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement if any of the shares of Common Stock are purchased. Under certain circumstances, under the Underwriting Agreement, the commitments of non-defaulting Underwriters may be increased.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
H.C. Wainwright & Co., Inc. ................................
          Total.............................................  1,900,000

     The Representative has advised the Company that the Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. The public offering price, concession and discount will not be changed until after the Offering has been completed.

     The Company has granted the Underwriters an option to purchase up to an additional 285,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that this option is exercised, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock to be purchased initially by the Underwriters. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,900,000 shares of Common Stock are being offered hereby.

     The Company has agreed to pay the Representative a non-accountable expense allowance of three percent (3%) of the gross proceeds of the Offering, which will include proceeds from the over-allotment option, if exercised. The Representative's expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the Representative.

     At the request of the Company, the Underwriters have reserved up to 5% of the shares of Common Stock offered hereby for sale to certain Directors, officers, employees and certain other persons having business relationships with the Company, who have expressed an interest in purchasing shares of Common Stock in this Offering. The price for such reserved shares will be the public offering price. The number of shares available to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares that are not so purchased by such persons at the initial closing of this Offering will be sold by the Underwriters to the general public on the same terms as the other shares of Common Stock offered hereby.

     On the closing of the Offering, the Company will sell to the Representative, individually and not as representative of the Underwriters, for nominal consideration, the Representative's Warrants entitling the Representative to purchase an aggregate of 190,000 shares of Common Stock at an initial exercise price per share equal to 130% of the initial public offering price hereunder. The Representative's Warrants will be exercisable for a period of four years commencing with the first anniversary of the effective date of this Offering and will contain certain demand and incidental registration rights relating to the underlying Common Stock, requiring the Company to file, at any time from the first anniversary of the effective date of this Offering upon written request by the Representative, a registration statement with the Securities and Exchange Commission for the shares of Common Stock represented by the Representative's Warrants, and granting "piggyback" registration rights to the Representative's Warrants for a period beginning on the first anniversary of the effective date of this Offering and ending on the day immediately preceding the fifth anniversary of the effective date of this Offering. The Representative's Warrants cannot be transferred, assigned or hypothecated, in whole or in part, for a period of twelve months from the effective date of the Offering, except to any officer or partner of the Representative. The Representative's Warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and the number of shares issuable upon exercise thereof upon the occurrence of certain events.

     For the life of the Representative's Warrants, their holders have, at nominal cost, the opportunity to profit from a rise in the market price for the Common Stock without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Representative's Warrants remain unexercised, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of the Representative's Warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided by the Representative's Warrants. Additionally, if the Representative should exercise its registration rights to effect a distribution of the underlying shares of Common Stock, the Representative, prior to and during such distribution, would be unable to make a market in the Common Stock. If the Representative must cease making a market, the market and market price for the Common Stock may be adversely affected and holders of the Common Stock may be unable to sell the Common Stock.

     The Company has granted H.C. Wainwright & Co., Inc. the right to nominate one Director to the Company's Board of Directors. H.C. Wainwright & Co., Inc. nominated Robert A. Barish, M.D. as an independent Director.

     The Company has, subject to certain exceptions with respect to employee and Director stock options, agreed not to, directly or indirectly, sell, offer to sell, grant any option to purchase, or otherwise dispose of, any Common Stock, or any security convertible or exchangeable into, or exercisable for, such Common Stock or file any registration statement with respect to any of the foregoing, for a period of 455 days after the effective date of this Offering, without the prior written consent of the Underwriters.

     Shareholders holding approximately 99% of the Company's outstanding Common Stock and outstanding options have agreed not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of the Company they currently hold, without the prior written consent of the Underwriter for the following periods: (i) shareholders holding approximately 94% of the Company's outstanding Common Stock have agreed to such restrictions with respect to all of their current stockholdings, and shares they may obtain by exercising options currently held by them, for a period of 275 days following the date of this Prospectus and, with respect to 50% of their current stockholdings, and shares they may obtain by exercising options currently held by them, for a period of 455 days following the date of this Prospectus; and (ii) Sirrom and Alpha, who hold in the aggregate approximately 5% of the Company's outstanding Common Stock, have agreed to such restrictions with respect to all of their current stockholdings for a period of 180 days following the date of this Prospectus. In addition, in order to register the Common Stock for sale in certain states, the thirteen individuals listed in "Management" have entered into "lock-in" agreements which prohibit the sale, pledge or encumbrance of all or a substantial majority of their respective shares for a period of two years following the effective date of the offering, subject to the right to (i) sell up to 2.5% of the subject shares per quarter during the second year of such agreement, and (ii) continue existing pledges of Common Stock to secure personal borrowings in place prior to the effectiveness of the Offering in the case of two of such individuals. Moreover, in order to register the Common Stock for sale in certain states, except for options to purchase 60,000 shares of Common Stock issuable under the 1998 Stock Option Plan for Directors expected to be granted and outstanding within 30 days following the closing of the Offering, the Company will not grant options or warrants in excess of 15% of the number of outstanding shares of Common Stock to officers, directors, employees, holders of 5% or more of the Common Stock or affiliates for a one-year period following the Offering.

     The Representative has advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiations among the Company and the Underwriters. Among the factors considered in such negotiations, in addition to prevailing market conditions, were certain financial information of the Company, an assessment of the Company's management, estimates of the business potential and earnings prospects of the Company, the present state of the Company's development and operations, the present state of the Company's industry in general and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     In connection with the Offering, the Underwriters and certain selling group members may engage in stabilizing, syndicate short covering transactions or other transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Stabilizing transactions may consist of initiating bids or effecting purchases on the Nasdaq SmallCap Market for the purpose of preventing or retarding a decline in the market price of the Common Stock. Bids or purchases effected by the Underwriters or selling group members for such purposes may be instituted at prices no higher than the initial public offering price or the most recent independent bid, whichever is less. Such transactions may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company has applied to include its Common Stock for quotation on the Nasdaq SmallCap Market under the symbol MRGE.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Company by Shefsky & Froelich Ltd., Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. As of the date of this Prospectus, a member of Shefsky & Froelich Ltd. beneficially owns 40,247 shares of Common Stock and three members of Foley & Lardner beneficially own an aggregate of 53,365 shares of Common Stock.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995, and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three years ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement (of which this Prospectus is a part) (File No. 333-39111) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference. For further information, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto, which can be inspected and copied at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of each such document may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, such material can also be obtained from the Commission's Web site at http://www.sec.gov.
                             ---------------------

     Following this Offering, the Company will be subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and intends to furnish to its shareholders annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

MERGE TECHNOLOGIES INCORPORATED

Independent Auditors' Report................................   F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996
  and September 30, 1997 (unaudited)........................   F-3

Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996 and the nine months ended
  September 30, 1996 and 1997 (unaudited)...................   F-4

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1994, 1995 and 1996 and the nine
  months ended September 30, 1996 and 1997 (unaudited)......   F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and the nine months ended
  September 30, 1996 and 1997 (unaudited)...................   F-6

Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Merge Technologies Incorporated:

     We have audited the accompanying consolidated balance sheets of Merge Technologies Incorporated and subsidiary (Company) as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ending December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Chicago, Illinois
March 21, 1997, except as to notes 4 (a) and 4 (d), and note 1 (q), which are as of June 30, 1997 and September 26, 1997, respectively

                                          /s/ KPMG Peat Marwick, LLP

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              ------------------------    SEPTEMBER 30,
                                                                 1995          1996           1997
                                                              ----------    ----------    -------------
                                                                                            (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  148,336    $  287,098     $  655,404
  Accounts receivable, net of allowance for doubtful
    accounts of $40,000 and $77,000 at December 31, 1995 and
    1996, respectively, and $71,000 at September 30, 1997...     787,944     1,500,233      1,518,855
  Inventory.................................................     248,985       404,493        749,456
  Prepaid expenses and other current assets.................      18,296        24,252        155,521
                                                              ----------    ----------     ----------
Total current assets........................................   1,203,561     2,216,076      3,079,236
                                                              ----------    ----------     ----------
Property and equipment:
  Computer equipment........................................     661,299       876,328      1,138,837
  Office equipment..........................................      87,730       208,772        238,196
                                                              ----------    ----------     ----------
                                                                 749,029     1,085,100      1,377,033
  Less accumulated depreciation.............................     234,063       401,176        564,234
                                                              ----------    ----------     ----------
Net property and equipment..................................     514,966       683,924        812,799
License agreement, net of accumulated amortization of $-- at
  December 31, 1995 and 1996 and $55,167 at September 30,
  1997......................................................          --       288,100        232,933
Purchased and developed software, net of accumulated
  amortization of $724,128 and $1,175,185 at December 31,
  1995 and 1996, respectively, and $1,566,795 at September
  30, 1997..................................................   1,830,095     2,143,044      2,495,386
Other intangibles, net of accumulated amortization of $3,959 and $9,874 at December 31, 1995 and 1996, respectively,
  and $14,329 at September 30, 1997.........................      55,428        49,513         45,058
Deferred financing fees, net of accumulated amortization of
  $-- at December 31, 1995 and 1996 and $31,685 at September
  30, 1997..................................................          --            --         31,686
Other.......................................................          --        13,008         13,008
                                                              ----------    ----------     ----------
                                                              $3,604,050    $5,393,665     $6,710,106
                                                              ==========    ==========     ==========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank......................................  $  250,000    $  753,000     $       --
  Subordinated notes payable to shareholders................     686,064            --             --
  Current portion of obligations under capital leases.......      29,884        55,959         34,908
  Accounts payable..........................................     925,492     1,530,130        675,196
  Customer deposits.........................................     194,415         5,294         64,652
  Accrued wages, vacation and related payroll taxes.........     184,916       191,221        209,474
  Accrued interest..........................................     152,045        16,509         22,500
  Other accrued liabilities.................................      23,711       101,710        115,250
                                                              ----------    ----------     ----------
Total current liabilities...................................   2,446,527     2,653,823      1,121,980
                                                              ----------    ----------     ----------
Note payable, net of discount...............................          --            --      1,337,001
Obligations under capital leases, excluding current
  portion...................................................      49,722        16,425         31,378
Put options related to redeemable common stock and stock
  warrants..................................................     233,108       288,730      1,468,884
                                                              ----------    ----------     ----------
Total liabilities...........................................   2,729,357     2,958,978      3,959,243
                                                              ----------    ----------     ----------
Shareholders' equity:
  Preferred stock, $0.01 par value; Authorized 5,000,000, no
    shares issued and outstanding...........................          --            --             --
  Common stock, $0.01 par value; Authorized 10,000,000,
    issued and outstanding 2,580,914 and 3,896,861 shares at
    December 31 1995 and 1996, respectively, and 3,908,063
    shares at September 30, 1997............................      25,810        38,969         39,081
  Additional paid-in capital................................   1,194,806     2,854,107      2,771,853
  Accumulated deficit.......................................    (345,923)     (459,602)      (102,604)
  Cumulative translation adjustment.........................          --         1,213         42,533
                                                              ----------    ----------     ----------
Total shareholders' equity..................................     874,693     2,434,687      2,750,863
                                                              ----------    ----------     ----------
                                                              $3,604,050    $5,393,665     $6,710,106
                                                              ==========    ==========     ==========

          See accompanying notes to consolidated financial statements.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996, AND
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

                                                   YEARS ENDED                   NINE MONTHS ENDED
                                                   DECEMBER 31,                    SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1994         1995         1996         1996         1997
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Net sales............................  $2,420,090   $3,718,082   $6,384,659   $4,252,212   $6,799,626
Cost of goods sold:
  Purchased components...............     387,715      752,630    1,626,882    1,013,353    1,573,817
  Amortization of purchased and
     developed software..............     264,724      359,859      449,015      317,153      442,162
                                       ----------   ----------   ----------   ----------   ----------
Total cost of goods sold.............     652,439    1,112,489    2,075,897    1,330,506    2,015,979
                                       ----------   ----------   ----------   ----------   ----------
Gross profit.........................   1,767,651    2,605,593    4,308,762    2,921,706    4,783,647
                                       ----------   ----------   ----------   ----------   ----------
Operating costs and expenses:
  Sales and marketing................     377,817      880,919    1,519,301      990,633    1,604,864
  Product research and development...     365,155      822,690    1,391,264      946,045    1,133,223
  General and administrative.........     470,227      959,669    1,214,986      879,468    1,085,769
  Acquired in-process technology.....          --      375,000           --           --           --
  Professional fees related to
     proposed financing..............          --           --      363,964           --           --
  Amortization of other
     intangibles.....................          --        3,959        5,915        4,455        4,455
                                       ----------   ----------   ----------   ----------   ----------
Total operating costs and expenses...   1,213,199    3,042,237    4,495,430    2,820,601    3,828,311
                                       ----------   ----------   ----------   ----------   ----------
Operating income (loss)..............     554,452     (436,644)    (186,668)     101,105      955,336
                                       ----------   ----------   ----------   ----------   ----------
Other income (expense):
  Interest expense...................     (88,314)    (141,231)    (134,121)     (98,247)    (565,646)
  Interest income....................       5,277        4,006       11,016        7,025       10,952
  Other, net.........................      (5,310)        (504)      26,580        3,273      (43,644)
                                       ----------   ----------   ----------   ----------   ----------
Total other expense..................     (88,347)    (137,729)     (96,525)     (87,949)    (598,338)
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes and
  extraordinary item.................     466,105     (574,373)    (283,193)      13,156      356,998
Income tax expense...................          --           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  item...............................     466,105     (574,373)    (283,193)      13,156      356,998
Extraordinary gain on extinguishment
  of debt............................          --           --      169,514      169,514           --
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $  466,105   $ (574,373)  $ (113,679)  $  182,670   $  356,998
                                       ==========   ==========   ==========   ==========   ==========
Net income (loss) before
  extraordinary item per common and
  common equivalent share............  $     0.18   $    (0.21)  $    (0.07)  $     0.00   $     0.08
                                       ==========   ==========   ==========   ==========   ==========
Net income (loss) per common and
  common equivalent share............  $     0.18   $    (0.21)  $    (0.03)  $     0.05   $     0.08
                                       ==========   ==========   ==========   ==========   ==========
Weighted average number of common and
  common equivalent shares
  outstanding........................   2,521,253    2,777,834    3,969,391    3,907,745    4,712,994
                                       ==========   ==========   ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996, AND
                NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                                                                                        NOTE
                                                             COMMON STOCK                                           RECEIVABLE IN
                                   ----------------------------------------------------------------   ADDITIONAL   CONNECTION WITH
                                    CLASS A                CLASS B               COMMON                PAID-IN       PURCHASE OF
                                     SHARES     CLASS A     SHARES    CLASS B    SHARES     COMMON     CAPITAL      COMMON STOCK
                                   ----------   --------   --------   -------   ---------   -------   ----------   ---------------
   Balance at December 31,
     1993........................     677,224   $  6,772    616,674   $6,167           --   $   --      388,462             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Issuance of common stock......     671,799      6,718         --       --           --       --       92,482             --
   Exercise of stock options.....       6,772         68         --       --           --       --          (68)            --
   Accretion of put value........          --         --         --       --           --       --     (149,719)            --
   Net income....................          --         --         --       --           --       --           --             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Balance at December 31,
     1994........................   1,355,795     13,558    616,674    6,167           --       --      331,157             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Sale of common stock..........          --         --         --       --      250,570    2,506      352,479             --
   Issuance of stock to purchase
     SST.........................          --         --         --       --      357,875    3,579      524,871             --
   Conversion of common stock....  (1,355,795)   (13,558)  (616,674)  (6,167)   1,972,469   19,725           --             --
   Accretion of put value........          --         --         --       --           --       --      (13,701)            --
   Net loss......................          --         --         --       --           --       --           --             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Balance at December 31,
     1995........................          --         --         --       --    2,580,914   25,810    1,194,806             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Sale of common stock..........          --         --         --       --    1,090,319   10,903    1,599,097       (150,000)
   Fees incurred in connection
     with the sale of common
     stock.......................          --         --         --       --           --       --     (223,721)            --
   Interest on note receivable in
     connection with purchase of
     common stock................          --         --         --       --           --       --        8,972         (8,972)
   Conversion of subordinated
     notes payable to common
     stock.......................          --         --         --       --      225,628    2,256      330,914             --
   Offset of note payable to
     shareholder with note
     receivable in connection
     with purchase of common
     stock.......................          --         --         --       --           --       --           --        158,972
   Accretion of put value........          --         --         --       --           --       --     (138,298)            --
   Forfeiture of put feature.....          --         --         --       --           --       --       82,337             --
   Net loss......................          --         --         --       --           --       --           --             --
   Foreign currency translation
     adjustment..................          --         --         --       --           --       --           --             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Balance at December 31,
     1996........................          --         --         --       --    3,896,861   38,969    2,854,107             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Exercise of stock options.....          --         --         --       --       11,202      112        8,138             --
   Accretion of put value........          --         --         --       --           --       --      (90,392)            --
   Net income....................          --         --         --       --           --       --           --             --
   Foreign currency translation
     adjustment..................          --         --         --       --           --       --           --             --
                                   ----------   --------   --------   ------    ---------   -------   ---------       --------
   Balance at September 30, 1997
     (Unaudited).................          --   $     --         --   $   --    3,908,063   $39,081   2,771,853             --
                                   ==========   ========   ========   ======    =========   =======   =========       ========

                                     RETAINED
                                     EARNINGS     CUMULATIVE        TOTAL
                                   (ACCUMULATED   TRANSLATION   SHAREHOLDERS'
                                     DEFICIT)     ADJUSTMENT       EQUITY
                                   ------------   -----------   -------------
   Balance at December 31,
     1993........................    (237,655)           --         163,746
                                     --------        ------       ---------
   Issuance of common stock......          --            --          99,200
   Exercise of stock options.....          --            --              --
   Accretion of put value........          --            --        (149,719)
   Net income....................     466,105            --         466,105
                                     --------        ------       ---------
   Balance at December 31,
     1994........................     228,450            --         579,332
                                     --------        ------       ---------
   Sale of common stock..........          --            --         354,985
   Issuance of stock to purchase
     SST.........................          --            --         528,450
   Conversion of common stock....          --            --              --
   Accretion of put value........          --            --         (13,701)
   Net loss......................    (574,373)           --        (574,373)
                                     --------        ------       ---------
   Balance at December 31,
     1995........................    (345,923)           --         874,693
                                     --------        ------       ---------
   Sale of common stock..........          --            --       1,460,000
   Fees incurred in connection
     with the sale of common
     stock.......................          --            --        (223,721)
   Interest on note receivable in
     connection with purchase of
     common stock................          --            --              --
   Conversion of subordinated
     notes payable to common
     stock.......................          --            --         333,170
   Offset of note payable to
     shareholder with note
     receivable in connection
     with purchase of common
     stock.......................          --            --         158,972
   Accretion of put value........          --            --        (138,298)
   Forfeiture of put feature.....          --            --          82,337
   Net loss......................    (113,679)           --        (113,679)
   Foreign currency translation
     adjustment..................          --         1,213           1,213
                                     --------        ------       ---------
   Balance at December 31,
     1996........................    (459,602)        1,213       2,434,687
                                     --------        ------       ---------



                                     RETAINED
                                     EARNINGS     CUMULATIVE        TOTAL
                                   (ACCUMULATED   TRANSLATION   SHAREHOLDERS'
                                     DEFICIT)     ADJUSTMENT       EQUITY
                                   ------------   -----------   -------------
   Exercise of stock options.....          --            --           8,250
   Accretion of put value........          --            --         (90,392)
   Net income....................     356,998            --         356,998
   Foreign currency translation
     adjustment..................          --        41,320          41,320
                                     --------        ------       ---------
   Balance at September 30, 1997
     (Unaudited).................    (102,604)       42,533       2,750,863
                                     ========        ======       =========

          See accompanying notes to consolidated financial statements.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996, AND
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

                                                                          YEARS ENDED                  NINE MONTHS ENDED
                                                                         DECEMBER 31,                    SEPTEMBER 30,
                                                              -----------------------------------   -----------------------
                                                                1994        1995         1996          1996         1997
                                                              ---------   ---------   -----------   ----------   ----------
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $ 466,105   $(574,373)  $  (113,679)  $  182,670   $  356,998
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................    319,911     472,831       625,719      445,375      645,975
    Amortization of discount on Sirrom Loan.................         --          --            --           --      426,423
    Acquired in-process technology..........................         --     375,000            --           --           --
    Provision for doubtful accounts receivable..............         --      40,000        44,000       37,048       (5,597)
    Expenses related to services performed..................         --          --       160,000      160,000           --
    Extraordinary gain on extinguishment of debt............         --          --      (169,514)    (169,514)          --
    Change in assets and liabilities, net of effects from
      purchase of SST:
      Accounts receivable...................................    225,899    (417,368)     (756,289)    (505,958)     (13,025)
      Inventory.............................................      3,455    (140,869)     (155,508)    (113,938)    (344,963)
      Accounts payable......................................     26,043     504,090       604,638     (174,027)    (854,934)
      Accrued expenses......................................   (319,420)     (1,761)      140,049     (109,056)      24,244
      Customer deposits.....................................         --     194,415      (189,121)     (53,716)      59,358
      Other.................................................    (28,857)    (38,713)      (18,779)     (49,331)     (76,069)
                                                              ---------   ---------   -----------   ----------   ----------
Net cash provided by (used in) operating activities.........    693,136     413,252       171,516     (350,447)     218,410
                                                              ---------   ---------   -----------   ----------   ----------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (193,063)   (208,401)     (319,569)    (288,374)    (262,335)
  Development of software...................................   (386,160)   (724,106)     (765,640)    (584,792)    (743,952)
  Purchase of license agreement.............................         --          --      (288,100)    (215,000)          --
  Purchase of SST, net of cash acquired.....................         --     (54,981)           --           --           --
                                                              ---------   ---------   -----------   ----------   ----------
Net cash used in investing activities.......................   (579,223)   (987,488)   (1,373,309)  (1,088,166)  (1,006,287)
                                                              ---------   ---------   -----------   ----------   ----------
Cash flows from financing activities:
  Proceeds on line of credit................................     25,000     250,000            --           --           --
  Proceeds from loan agreement with Sirrom..................         --          --            --           --    2,000,000
  Financing fees associated with loan agreement with
    Sirrom..................................................         --          --            --           --      (63,371)
  Proceeds from revolving credit agreement..................         --          --       753,000      753,000      470,000
  Payments on line of credit................................    (25,000)         --      (250,000)    (250,000)          --
  Repayment of revolving credit agreement...................         --          --            --           --   (1,223,000)
  Repayments on senior notes payable........................   (102,299)         --            --           --           --
  Repayment of subordinated notes payable to shareholders
    and related interest....................................         --          --      (375,000)    (375,000)          --
  Borrowings from shareholders..............................         --     150,000            --           --           --
  Issuance of common stock, net of expenses.................         --     204,985     1,236,279    1,199,368           --
  Proceeds from exercise of stock options...................         --          --            --           --        8,250
  Principal payments under capital leases...................         --     (11,596)      (23,724)     (24,681)     (35,696)
                                                              ---------   ---------   -----------   ----------   ----------
Net cash provided by (used in) financing activities.........   (102,299)    593,389     1,340,555    1,302,687    1,156,183
                                                              ---------   ---------   -----------   ----------   ----------
Net increase in cash and cash equivalents...................     11,614      19,153       138,762     (135,926)     368,306
Cash and cash equivalents, beginning of period..............    117,569     129,183       148,336      148,336      287,098
                                                              ---------   ---------   -----------   ----------   ----------
Cash and cash equivalents, end of period....................  $ 129,183   $ 148,336   $   287,098   $   12,410   $  655,404
                                                              =========   =========   ===========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash received (paid) for income taxes.......................  $ (15,000)  $  (3,000)  $        --   $       --   $       --
Cash paid for interest......................................    104,000      73,000       195,000           --      132,000
NON CASH FINANCING AND INVESTING ACTIVITIES:
Property and equipment acquired through capital lease.......         --      60,000        17,000       17,000       30,000
Repayment of shareholder notes through issuance of common
  stock.....................................................         --     150,000            --           --           --
Repayment of senior note payable through issuance of common
  stock upon exercise of option.............................    (99,200)         --            --           --           --
Repayment of subordinated notes payable and related interest
  through issuance of common stock..........................         --          --       333,000           --           --
Accretion of put options related to redeemable common stock
  and stock warrants........................................    150,000      14,000       138,000       69,000       90,000
Forfeiture of put options related to redeemable common
  stock.....................................................         --          --       (82,000)          --           --
Issuance of payable to shareholder in consideration for
  services..................................................         --          --       160,000      160,000           --
Issuance of common stock for acquisition of SST.............         --     528,000            --           --           --

          See accompanying notes to consolidated financial statements.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996, AND
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Nature of Operations

     Merge Technologies Incorporated and its wholly-owned subsidiary, Signal Stream, Incorporated, (together, the Company) design, manufacture, market, and support hardware and software products used in networks for the storage, management, and distribution of medical imaging data. The Company's products connect diverse medical equipment and systems, providing increases in efficiency and productivity for hospitals and clinics. The Company sells its products in the United States and internationally. Foreign sales, denominated in U.S. dollars, accounted for approximately 57%, 50% and 37% of the Company's net sales for the years ended December 31, 1994, 1995 and 1996, respectively. The Company's raw materials are readily available and the Company is not dependent on a single supplier or only a few suppliers.

     In March 1996, the Company established a sales office in The Netherlands. As of and for the year ending December 31, 1996, the sales office generated approximately $660,000 in revenues, incurred a net loss of approximately $210,000, and had a net liability position of approximately $210,000.

  (b) Principles of Consolidation

     The consolidated financial statements include the financial statements of Merge Technologies Incorporated and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents include a $250,000 repurchase agreement at December 31, 1996.

  (d) Inventory

     Inventory, consisting principally of finished goods, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  (e) Property and Equipment

     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

     Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Useful lives of the Company's major classes of property and equipment are five years for computer equipment and seven years for office equipment. Equipment held under capital leases and leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset.

  (f) Purchased and Developed Software

     All research and development costs incurred prior to the point at which management believes a project has reached "technological feasibility" are expensed. Engineering costs incurred subsequent to reaching technological feasibility are capitalized and reported at the lower of unamortized cost or net realizable value. Amortization of purchased and developed software is provided on a product-by-product basis over the expected economic life of the related software, generally five years, using the straight-line method. This

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY method results in greater amortization than the method based on the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product.

     The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows.

     Acquired in-process technology for which technological feasibility has not been achieved is expensed at date of purchase.

  (g) Long-Lived Assets

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, on January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 had no impact on the Company's financial position, results of operations, or liquidity.

  (h) Other Intangibles

     Other intangibles represent the excess of purchase price over fair value of net assets acquired and the customer list acquired through the acquisition of Signal Stream Technologies, Inc. (note 2) and is amortized on a straight-line basis over ten years, the expected period to be benefited. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability will be impacted if estimated future operating cash flows are not achieved.

  (i) Deferred Financing Fees

     Deferred financing fees are amortized over the expected term of the related debt.

  (j) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company files a consolidated Federal income tax return with its subsidiary.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

  (k) Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provision of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  (l) Financial Instruments

     The Company's financial instruments include cash and cash equivalents, accounts receivable, note payable to bank, accounts payable, and certain accrued expenses. The carrying amounts approximate fair value because of the short maturity of these instruments.

  (m) Revenue Recognition

     Revenue from product sales is recognized upon shipment. No significant Company obligations exist with regard to delivery or customer acceptance following shipment. Revenues from software maintenance are deferred and recognized straight-line over the contract support period, which is generally one year.

  (n) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (o) Interim Financial Information

     The interim financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature, which, in the opinion of Company management, are necessary to present fairly the financial position of the Company at September 30, 1997, and the results of operations and cash flows for the nine months ended September 30, 1996 and 1997. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire year.

  (p) Net Earnings (Loss) Per Share

     Net earnings (loss) per share data has been computed using the weighted average number of shares of common stock and common equivalent shares from stock options (when dilutive using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock warrants and options issued during the twelve month period immediately preceding the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented (even if antidilutive using the treasury stock method and the anticipated initial public offering price).

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

  (q) Stock Dividend

     On September 25, 1997, the Company declared a 6.77217-for-one stock split, effective as of the date of declaration of effectiveness of the initial public offering. The stock split will be effected as a stock dividend of 5.77217 shares per share of Common Stock. The accompanying consolidated financial statements and notes reflect this change in capital structure.

(2)  BUSINESS COMBINATION

     Effective May 1, 1995, Signal Stream, Incorporated (SSI), a wholly-owned subsidiary of the Company formed to effect the acquisition of Signal Stream Technologies, Inc. (SST), acquired all the outstanding shares of SST. The purchase price consisted of 357,875 shares of Merge Technologies Incorporated common stock. In addition, $77,328 in acquisition expenses were incurred. The acquisition was accounted for as a purchase.

     The consolidated statements of operations include the results of operations of SST from the date of acquisition. The following unaudited pro forma summary presents the consolidated results of operations for the years ended December 31, 1994 and 1995 as if the acquisition had occurred at the beginning of the year, after giving effect to certain adjustments, including income taxes, acquired in-process technology, and amortization of other intangibles. The net loss presented for the year ended December 31, 1995 includes a $375,000 charge to operations for acquired in-process technology. Pro forma results have been prepared for informative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of the date stated or of results which may occur in the future.

                                                              UNAUDITED     UNAUDITED
                                                                 1994          1995
                                                              ----------    ----------
Revenue.....................................................  $2,750,000    $4,000,000
Net loss....................................................    (624,000)     (770,000)

(3)  LICENSE AGREEMENT

     The Company entered into an agreement in 1996 with a technology supplier under which the Company has been granted a worldwide non-exclusive license to duplicate and distribute encoding software used by the Company in recording identifying marks on x-ray film. The Company was also granted a worldwide exclusive license to duplicate and distribute decoding software embedded in hand held readers. This exclusivity will lapse on November 1, 2000. In the event that the Company ceases to distribute both licensed products for a period of twenty-four months, any license in effect will automatically terminate.

     In addition to the initial payment for the licenses of $288,100, the Company is obligated to pay a royalty based upon the number of the products distributed. The agreement is being amortized over the expected period of benefit, 47 months. No products subject to royalty were sold in 1996.

(4)  INDEBTEDNESS

  (a) Note Payable to Bank

     The Company entered into a $1,250,000 Revolving Credit Agreement (Agreement) with a bank in June 1996. The Agreement replaced a $250,000 bank line of credit. Availability of loans under the Agreement were subject to a borrowing base calculated on inventory and accounts receivable. The loans bore interest at the bank's reference rate, as defined in the Agreement, plus 0.5%. The Agreement was collateralized by all assets of the Company. At December 31, 1996, the Company was in default with respect to several of the Agreement's restrictive covenants and the note payable to bank was due on demand. The interest rate was increased to the default rate, which represents the bank's reference rate plus 5.5% (13.75% at December 31, 1996).

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

     Subsequent to year-end, the Agreement was amended to reduce the credit limit to $753,000 in conjunction with a forbearance agreement entered into with the bank. Under the forbearance agreement, the officers and certain shareholders of the Company provided personal guarantees. On March 18, 1997, the Company and the bank entered into a reinstatement agreement under which the credit limit was increased to $1,000,000 and a term loan of $250,000 was established. In June 1997, the principal and interest outstanding under this note payable to bank were paid in full (note 4 (d)).

  (b) Subordinated Notes Payable to Shareholders

     In September 1995, the Company borrowed $150,000 from two shareholders. The borrowings and related accrued interest were subsequently converted during 1995 to common stock.

     Effective May 1996, the Company converted $222,712 of $686,064 subordinated notes payable to shareholders (Notes) and related accrued interest into 191,766 shares of common stock. In addition, the Company settled the remaining $463,352 of the Notes and related accrued interest with the issuance of 33,861 shares of the Company's common stock and a cash payment of $375,000. The Company realized an extraordinary gain on the settlement.

     Interest expense incurred on subordinated notes payable to shareholders was approximately $88,300, $97,800 and $39,700 for the years ending December 31, 1994, 1995 and 1996, respectively.

  (c)  Note Payable to Shareholder

     In June 1996, the Company issued a $160,000 note to a shareholder in consideration for services the shareholder performed in assisting the Company with raising capital. The note was due on January 1, 1997, and was non-interest bearing. Effective December 31, 1996, the note payable to the shareholder was discharged against a note due to the Company from the shareholder in connection with the purchase of common stock (note 8(d)).

  (d) Note Payable

     In June 1997, the Company entered into a $2,000,000 Loan Agreement with Sirrom Capital Corporation (Sirrom). The Loan Agreement bears interest at a stated rate of 13.5%, payable monthly from August 1997 through May 2002. Principal and any remaining interest is due in June 2002. The Loan Agreement grants a security interest in substantially all of the Company's assets.

     In connection with the Loan Agreement, the Company issued stock purchase warrants expiring in July 2002, granting Sirrom the right to purchase 145,256 shares of the Company's common stock at $0.01 per share. Additional warrants will be issued as follows if the principal is outstanding on the specified dates: June 2000 -- 58,498; June 2001 -- 60,056; and June 2002 -- 61,667. The
stock purchase warrants are subject to a put option whereby Sirrom may sell the warrants to the Company in the 30-day period prior to the expiration date of the warrants. The put option price is equal to the fair market value of the common stock issuable under the warrants.

     The Company assigned a value of $1,089,422 to the warrants issued, which is reflected as a debt discount and put warrant liability, based on the value of common stock on the date of the transaction. The debt discount is being amortized to interest expense over the expected term of the loan, which is six months. The Company will reflect future changes in the fair value of the put option or the warrants as either an increase or decrease in interest expense and the associated put warrant liability.

     Proceeds from the Loan Agreement were used to fully pay the principal and interest outstanding on the note payable to bank (note 4(a)), and are also available to repurchase certain outstanding shares of the

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

Company's common stock, and provide additional working capital for sales, marketing, and product development expenditures.

(5)  EMPLOYEE BENEFIT PLAN

     The Company maintains a contributory deferred profit-sharing plan (401(k)) covering employees who meet minimum service requirements and have elected to participate. Company contributions, which are at the discretion of the Board of Directors, totaled $6,900, $15,900 and $30,800 for the years ended December 31, 1994, 1995 and 1996, respectively.

(6)  INCOME TAXES

     Actual income taxes vary from the expected income taxes (computed by applying the statutory Federal income tax rate of 34% to loss before income taxes and extraordinary item) as a result of the following:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                      -----------------------------------
                                                        1994         1995         1996
                                                      ---------    ---------    ---------
Expected tax expense (benefit)......................  $ 160,000    $(165,000)   $ (96,000)
Increase (decrease) in income taxes resulting from:
  Nondeductible amortization and acquired in-process
     technology.....................................         --      169,000       50,000
  Change in the beginning of the year balance of the
     valuation allowance for deferred tax assets
     allocated to income tax expense................   (126,000)     125,000      140,000
  Research and experimentation credit...............    (81,000)    (137,000)    (137,000)
  Nondeductible expenses............................     27,000        5,000       42,000
  State and local income taxes, net of federal
     income tax benefit.............................     19,000       (3,000)     (10,000)
  Other.............................................      1,000        6,000       11,000
                                                      ---------    ---------    ---------
Actual tax expense..................................  $      --    $      --    $      --
                                                      =========    =========    =========

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 are presented below:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                                1995          1996
                                                             ----------    ----------
Deferred tax assets:
  Accounts receivable, principally due to allowance for
     doubtful accounts.....................................  $   15,000    $   29,000
  Accrued wages............................................      18,000        39,000
  Research and experimentation credit carryforward.........     359,000       496,000
  Net operating loss carryforwards.........................     691,000       741,000
                                                             ----------    ----------
Total gross deferred tax assets............................   1,083,000     1,305,000
  Less valuation allowance.................................    (353,000)     (432,000)
                                                             ----------    ----------
Net deferred tax asset.....................................     730,000       873,000
                                                             ----------    ----------
Deferred tax liabilities:
  Property and equipment, principally due to differences in
     depreciation..........................................     (44,000)      (61,000)
  Software development costs...............................    (686,000)     (804,000)
  Other....................................................          --        (8,000)
                                                             ----------    ----------
Total gross deferred liabilities...........................    (730,000)     (873,000)
                                                             ----------    ----------
Net deferred taxes.........................................  $       --    $       --
                                                             ==========    ==========

     The net change in the total valuation allowance for the years ended December 31, 1994, 1995 and 1996 was an increase (decrease) of $(126,000), $312,000 and $79,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, management believes it is more likely than not the Company will realize the benefits of these deductible differences net of the existing valuation allowances. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1996 will be allocated as follows:

Income tax benefit that would be reported in the statement
  of operations.............................................  $347,000
Goodwill and other noncurrent intangible assets.............    85,000
                                                              --------
          Total.............................................  $432,000
                                                              ========

     At December 31, 1996, the Company has net operating loss carryforwards totaling approximately $1,975,000 for federal and state income tax purposes which begin to expire in 2010.

(7) LEASES

     The Company is obligated under various capital leases for computer equipment that expire at various dates during the next three years. At December 31, 1996, the gross amount of computer equipment under capital leases was $116,069 and related accumulated amortization was $37,553.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

     The Company has a noncancelable operating lease for its main office facility. The lease is for an initial eight-year term expiring in August 2004. The Company can terminate the lease after the expiration of the fourth year, subject to certain termination costs. Total rent expense associated with this lease for the years ended December 31, 1994, 1995 and 1996 was approximately $57,000, $76,000 and $116,000, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1996, are:

                                                              OPERATING     CAPITAL
                                                              ----------    --------
1997........................................................  $  159,100    $ 69,188
1998........................................................     159,100      17,034
1999........................................................     158,600       6,037
2000........................................................     156,000          --
2001........................................................     156,000          --
Later years, through 2004...................................     416,200          --
                                                              ----------    --------
Total minimum lease payments................................   1,205,000      92,259
  Less amount representing interest.........................                  19,875
                                                                            --------
Present value of net minimum capital lease payments.........                  72,384
  Less current installments of obligations under capital
     leases.................................................                  55,959
                                                                            --------
Obligations under capital leases, excluding current
  installments..............................................                $ 16,425
                                                                            ========

(8) SHAREHOLDERS' EQUITY

  (a) Common and Preferred Stock

     In 1996, the Company sold 1,090,319 shares of common stock at approximately $1.48 a share. The Company incurred approximately $224,000 of expenses in connection with the sale of the common stock.

     In April 1995, the Company converted each share of issued and outstanding Class A common stock and Class B common stock into one share of newly created common stock, par value $0.01. Each existing option to acquire Class A or Class B common stock was also converted into an option to acquire one share of the newly created common stock.

     In 1996, 5,000,000 shares of preferred stock, $0.01 par value, were authorized. The Company has not issued any shares of preferred stock.

  (b) Stock Redemption Agreement

     In May 1995, the Company entered into a Stock Redemption Agreement (SR Agreement) with the former Class B shareholders and the former Class B option holders. Under the terms of the SR Agreement, the Company may redeem all (but not less than all) of the former Class B shares and the shares of common stock that may be acquired by the exercise of a former Class B option at $1.53 per share (the "call option"). The Company's call option was to expire on March 1, 1997.

     These shares are also subject to a put option exercisable by the former Class B shareholders, to put their shares back to the Company (for cash) at the book value of the Company on the date exercised. The put option cannot be exercised until June 30, 1997, and expires on June 30, 1998. The Company is recording the redemption price of the common stock subject to the put feature by adjusting interest expense and the put option liability.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

     In March 1997, the Company amended the SR Agreement to extend the Company's call option and the holder's put option through October 1998. The call price ranges from $1.56 to $2.37 and the put price ranges from $0.71 to $1.52.

     As of December 31, 1995, there were 616,674 shares of former Class B stock and 60,536 former Class B options outstanding which were subject to call and put rights. In April 1996, the number of shares and options subject to the call and put options was reduced to 424,757 and 13,253, respectively, as a provision of the conversion of the Notes into common shares (see note 4). During the six months ended June 30, 1997, the 13,253 options subject to the call and put expired.

  (c) Stock Option Plan

     The Company maintains a stock option plan for employees of Merge Technologies Incorporated (Plan) which provides for the granting of a maximum of 1,015,826 shares of common stock. Under this Plan, options have an exercise price equal to the fair market value of the stock at the date of grant. The majority of the options vest 25% immediately with the remaining vesting over a three-year period. The options granted under this plan expire six years from the date of grant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996: expected option lives of four years, expected volatility and dividend yield of 0%, and a risk-free interest rate of 5.63%. The weighted average grant-date fair value of options granted in 1996 calculated using the Black-Scholes model was $0.29. The weighted average remaining contractual life for options granted in 1996 and outstanding at December 31, 1996 was 5.8 years.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. All options under the plans have been granted at exercise prices not less than the market value at the date of the grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                1995         1996
                                                              ---------    ---------
Net loss available to common shareholders
  As reported...............................................  $(574,373)   $(113,679)
  Pro forma.................................................   (574,373)    (177,000)
Loss per common and common equivalent share
  As reported...............................................      (0.21)       (0.03)
  Pro forma.................................................      (0.21)       (0.04)

     Pro forma net loss reflects only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.

                 MERGE TECHNOLOGIES INCORPORATED AND SUBSIDIARY

     A summary of stock options is as follows:

                                      CLASS A                 CLASS B                COMMON
                                --------------------    -------------------    -------------------
                                            WEIGHTED               WEIGHTED               WEIGHTED
                                            AVERAGE                AVERAGE                AVERAGE
                                            EXERCISE               EXERCISE               EXERCISE
                                 NUMBER      PRICE      NUMBER      PRICE      NUMBER      PRICE
                                --------    --------    -------    --------    -------    --------
Options outstanding,
  January 1, 1994.............   671,792     $0.15       60,536     $0.33           --     $  --
Options exercised.............  (671,792)     0.15           --        --           --        --
Options outstanding, December
  31, 1994....................        --        --       60,536      0.33           --        --
Conversion of options.........        --        --      (60,536)     0.33       60,536      0.33
Options outstanding, December
  31, 1995....................        --        --           --        --       60,536      0.33
Options granted...............        --        --           --        --      776,944      1.48
Options outstanding, December
  31, 1996....................        --        --           --        --      837,480     $1.39
Options exercisable, December
  31, 1996....................        --        --           --     $  --      275,472     $1.27

  (d) Note Receivable in Connection with Purchase of Common Stock

     In June 1996, a shareholder of the Company issued a $200,000 non-interest bearing note due on or before June 1, 1999 to purchase 135,443 shares of the Company's common stock at $1.48 per share, the fair market value of the stock on the date of the note. The present value of the note was $150,000. The Company has recognized interest income on the note at an imputed interest rate of 10%. Effective December 31, 1996, the note receivable was offset with a note payable by the Company to the shareholder (note 4(c)).

(9) SIGNIFICANT CUSTOMERS

     The Company had two customers that accounted for 35% and 13%, respectively, of net sales for the year ending December 31, 1994.

     The Company had two customers that accounted for 32% and 12%, respectively, of consolidated net sales for the year ending December 31, 1995. The Company had two customers and one distributor that accounted for 15%, 10%, and 26%, respectively, of consolidated net sales for the year ending December 31, 1996, and two customers and one distributor that accounted for 14%, 11% and 18%, respectively of consolidated net sales for the nine months ended September 30, 1997. Accounts receivable at December 31, 1996, from one distributor accounted for approximately 30% of outstanding consolidated amounts (24% at September 30, 1997).

(10) PROFESSIONAL FEES RELATED TO PROPOSED FINANCING

     The Company incurred $364,000 in fees in preparation for an initial public offering in 1996 that was canceled.

(11) CONSULTING AGREEMENT

     In June 1996, the Company entered into a three-year consulting agreement with one of its shareholders for financing and other business services. Pursuant to the terms of the consulting agreement, the shareholder will be paid $3,500 per month during the term of the agreement plus out-of-pocket expenses. In the opinion of management of the Company, such fee is representative of the fee the Company would be required to pay an independent third-party to receive similar financing and other business services. The Company and the shareholder have agreed to terminate this consulting agreement effective upon the closing of the Offering.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

BACK COVER PAGE

     The back cover page depicts a radiologist in a clinic using the CaseWorks product. The clinic is being viewed over the left shoulder of the radiologist who is looking at a flat panel CaseWorks screen and a film light box. Additional magnified images of CaseWorks features are set off the lower right hand side of the diagram. The bottom-left corner of the diagram contains descriptive CaseWorks text.

                           [Back Cover Printed Here]

             ======================================================

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
The Company...........................    15
Use of Proceeds.......................    15
Dilution..............................    16
Capitalization........................    17
Dividend Policy.......................    17
Selected Consolidated Financial
  Data................................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    29
Management............................    41
Certain Transactions..................    45
Principal Shareholders................    48
Description of Securities.............    49
Shares Eligible for Future Sale.......    53
Underwriting..........................    54
Legal Matters.........................    56
Experts...............................    56
Additional Information................    56
Index to Financial Statements.........   F-1

                             ---------------------

  UNTIL                , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================
             ======================================================
                                1,900,000 SHARES

                                  [MERGE LOGO]
                               MERGE TECHNOLOGIES
                                  INCORPORATED

                                  COMMON STOCK
                               -----------------

                                   PROSPECTUS
                               -----------------
                          H.C. WAINWRIGHT & CO., INC.
                                            , 1998
             ======================================================

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 180.0851 of the WBCL allows a Wisconsin corporation to limit its obligation to indemnify officers and directors by providing so in the articles of incorporation. The Company's By-Laws provide for indemnification of directors and officers to the fullest extent permitted by Wisconsin law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the WBCL and will be governed by the final adjudication of such issue.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is a schedule of the estimated expenses to be incurred by the Company in connection with the issuance and sale of the securities being registered hereby, other than underwriting discounts and commissions.

Registration Fee                                             $5,297
NASD Filing Fee                                              $2,248
Blue Sky Fees and Expenses                                   $35,000
Accounting Fees and Expenses                                 $250,000
Legal Fees and Expenses                                      $120,000
Printing Expenses                                            $75,000
Transfer Agent and Registrar Fees                            $1,000
Underwriter's Non accountable Expense                        $427,500
NASDAQ Quotation Fee                                         $10,000
Director and Officer Liability Insurance Premiums            $30,000
Miscellaneous                                                $25,000
                                                             ----------
Total                                                        $981,045
                                                             ==========


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     Effective May 1996, the Company converted $222,712 of $686,064 subordinated and junior subordinated notes of indefinite maturity and bearing interest at a rate equal to the prime rate plus 3% for the subordinated notes and prime rate plus 4% for the junior subordinated notes payable to Mr. Robert
T. Geras, Mr. Warren B. Cozzens, Mr. Mitchell D. Goldsmith, Mr. Phillip J. Hanrahan, Mr. Thomas Jennings, Ms. Mary Jennings, Mr. Christopher Kalmus, Mr. Henry Kuehn, Mr. Jeffrey Lane, Mr. Michael Lechter, Terry Mikkelson, Mr. Michael Regenfuss, Mr. Luke E. Sims, and Mr. Frederick P. Stratton, Jr. (the "Shareholder Notes") and related accrued interest into 191,766 shares of Common Stock. In addition, the Company discharged the remaining $463,352 of the Shareholder Notes and related accrued interest with the issuance of 33,861 shares of Common Stock and a cash payment of $375,000. This sale was exempt from registration as a non-public offering of securities under Regulation D, promulgated under Section 4(2) of the Securities Act. Each of the purchasers in the transactions described above was given access to financial and non-financial information about the Company and was a sophisticated investor capable of understanding the merits and risks of his or her investment.

     In 1995, the Company issued 111,741 shares of Common Stock in a private placement at $1.34 per share, for aggregate consideration of $150,000. In connection with this private placement, Robert T. Geras, a Director of the Company, and Warren B. Cozzens, a former Director, purchased 22,348 and 89,393 shares of Common Stock, respectively. All Common Stock was paid for with cash. There were no underwriting discounts or commissions in this sale. This sale was exempt from registration as a non-public offering of securities under Regulation D, promulgated under Section 4(2) of the Securities Act. No general solicitation or general advertising was made in connection with this private placement, and each of the purchasers in this private placement had the opportunity to ask questions of officers of, and to obtain information from, the Company.


     In 1995 and 1996, the Company issued an aggregate of 1,229,148 shares of its Common Stock to 45 accredited investors in a private placement at $1.48 per share. The Company received consideration in connection with this private placement of $205,000 in 1995 and $1,610,000 in 1996. In connection with such private offering, Mr. Geras, a director of the Company, purchased 182,848 shares at the same price offered to other investors. Mr. Cozzens, a former director, also purchased 257,342 shares in this private offering. These amounts reflect the total offering price. There were no underwriting discounts or commissions in this sale. This sale was exempt from registration as a non-public offering of securities under Regulation D, promulgated under Section 4(2) of the Securities Act. No general solicitation or general advertising was made in connection with this private placement, and each of the purchasers in this private placement had the opportunity to ask questions of officers of, and to obtain information from, the Company.

     Effective July 7, 1996, the Company's shareholders approved and adopted the 1996 Stock Option Plan for employees of the Company (the "1996 Plan") which currently provides for the grant of options to purchase, in the aggregate, up to 1,015,826 shares of Common Stock. The 1996 Plan provides for the grant to employees of incentive stock options ("ISOs") and non-qualified stock options. As of the date hereof, the Company has granted options under the 1996 Plan to purchase 939,815 shares of Common Stock at exercise prices ranging from $1.48 to $6.75 per share. The transaction described above was exempt from registration under Rule 701, promulgated under Section 3(b) of the Securities Act.

     On June 30, 1997, Registrant entered into a Loan Agreement, as modified by the Merge/Sirrom Revised Modification Agreement dated as of October 30, 1997 (the "Sirrom Note Agreement") with Sirrom under which it issued (i) a Secured Promissory Note dated June 30, 1997 in favor of Sirrom in the principal amount of two million dollars ($2,000,000) (the "Sirrom Note"), and (ii) a Stock Purchase Warrant issued to Sirrom dated June 30, 1997, as modified by the Merge/Sirrom Revised Modification Agreement dated as of October 30, 1997 (the "Sirrom Warrant"). In connection with and in consideration of the Sirrom Note Agreement, Sirrom was granted the right to acquire for nominal consideration, a base amount of 145,256 shares of the Common Stock. Under the terms of the Sirrom Warrant, in the event the loan is outstanding in whole or in part on the following dates, the base amount would be increased to the following:

                           June 30, 2000                      203,754
                           June 30, 2001                      205,312
                           June 30, 2002                      206,923

     The issuance of the Sirrom Note and the Sirrom Warrant were exempt from registration under Section 4(2) of the Securities Act.

     Effective May 1, 1995, Signal Stream Technologies, Inc. ("SST") was merged with and into Signal Stream Incorporated, a Wisconsin corporation ("SSI"), a wholly-owned subsidiary of the Company, with SSI as the surviving corporation. The Company acquired all of the outstanding shares of SST, and the transaction was accounted for as a purchase of SST by the Company. A total of 753,742 shares of SSI's Series A Preferred Stock were converted into 1/40th of a share of the Common Stock (pre-Common Stock Dividend) and 5,142,280 shares of SST Common Stock were converted into 1/120 of a share of the Common Stock (pre-Common Stock Dividend). All shares of the Common Stock issued to SST shareholders were unregistered.

     Except as otherwise indicated, the transactions described above were exempt from registration under Section 4(2) of the Securities Act. No general solicitation or general advertising was made in connection with any of the transactions described above, and each of the purchasers in these transactions had the opportunity to ask questions of officers of, and to obtain information from, the Company.

ITEM 27.  EXHIBIT INDEX

EXHIBIT NO.                                                            PAGE NO.
-----------                                                            --------

  1               Form of Amended Underwriting Agreement. (1)

3.1               Articles of Incorporation of Registrant. (2)

3.2               By-Laws of Registrant. (2)

4.1               Stock Purchase Warrant issued June 30, 1997 by Registrant to
                  Sirrom Capital Corporation. (2)

4.2               Form of Lock-Up Agreement (2).

4.3               Form of Common Stock Certificate. (2)

4.4               Form of Representative's Warrants (1)

5.1               Opinion of Foley & Lardner regarding legality. (3)

10.1              Employment Agreement dated September 1, 1997 between
                  Registrant and William C. Mortimore. (2)

10.2              Loan Agreement dated June 30, 1997 between Registrant and
                  Sirrom Capital Corporation. (2)

10.3              Security Agreement dated June 30, 1997 between Registrant and
                  Sirrom Capital Corporation. (2)

10.4 Secured Promissory Note dated June 30, 1997 between Registrant and Sirrom Capital Corporation. (2)

10.5              Merge/Sirrom Revised Modification Agreement dated as of
                  October 30, 1997. (3)

10.6              OEM Purchase Agreement between Registrant and Philips Medical
                  Systems Nederland B.V. dated September 24, 1994 and First
                  Amendment dated June 4, 1996. (4)

10.7              Intentionally omitted.

10.8              Distribution Agreement with Picker International, Inc. (4)

10.9              1996 Stock Option Plan for Employees of Registrant dated May
                  13, 1996. (2)

10.10             Office Lease for West Allis Center dated May 24, 1996 between
                  Registrant and Whitnall Summit Company, LLC, together with
                  Supplement Office Space Lease dated July 3, 1997.(2)

10.11             Alpha Capital Venture Partners Limited Agreement dated March
                  1, 1997.(2)

10.12 Consulting Agreement of Robert T. Geras dated June 1, 1996, as terminated effective as of the closing of the Offering.(1)

10.13             Form of 1998 Stock Option Plan For Directors.(1)

11                Statement regarding computation of per share earnings.(1)

21                Subsidiaries of Registrant.(2)

23.1              Consent of Foley & Lardner (see Exhibit 5.1).

23.2              Consent of KPMG Peat Marwick LLP

24                Power of Attorney.(2)

27.1              Financial Data Schedule.(1)

27.2              Financial Data Schedule.(3)

27.3              Financial Data Schedule.(3)

27.4              Financial Data Schedule.(3)

27.5              Financial Data Schedule.(3)

-----------------
(1) Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-39111 filed January 26, 1998.

(2) Incorporated by reference to Registration Statement No. 333-39111 filed October 30, 1997.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-39111.

(4) The Registrant has requested confidential treatment of certain terms in these Agreements. Redacted text is indicated by [**]'s; these Agreements have been filed separately with the SEC.

ITEM 28.  UNDERTAKINGS

         A.       Supplementary and Periodic Information, Documents and Reports.

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority in that Section.

         B.       Provisions for Certificates.

         The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         C.       Indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         D.       Undertakings Pursuant to Rule 430A.

         For the purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the Prospectus filed as a part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

         For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

        In accordance with the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Pre-Effective Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, in the City of Milwaukee, State of Wisconsin, on January 28, 1998.


                             MERGE TECHNOLOGIES INCORPORATED
                               (Registrant)


                             By: /s/ William C. Mortimore
                                ----------------------------
                                 William C. Mortimore
                                 President, Chief Executive Officer and Director



        In accordance with the requirements of the Securities Act, this Pre - Effective Amendment No. 3 to the Registration Statement was signed by the following persons in the capacities indicated this 28th day of January, 1998.

NAME                            POSITION                                 DATE
----                            --------                                 ----


/s/ William C. Mortimore        President and Director                   January 28, 1998
------------------------        (Pricipal Executive Officer)             -----------------
William C. Mortimore

/s/ Colleen M. Doan             Chief Financial Officer, Secretary       January 28, 1998
-----------------------         and Treasurer (Principal Accounting      -----------------
Colleen M. Doan                 Officer and Principal Financial Officer)

The entire Board of Directors:

    William C. Mortimore
    Robert T. Geras
    David B. Pivan

By  /s/ William C. Mortimore                                             January 28, 1998
    ------------------------                                             -----------------
    William C. Mortimore
    as Attorney-in-fact

                                EXHIBIT INDEX

EXHIBIT NO.                                                            PAGE NO.
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
  1               Form of Amended Underwriting Agreement. (1)

3.1               Articles of Incorporation of Registrant. (2)

3.2               By-Laws of Registrant. (2)

4.1               Stock Purchase Warrant issued June 30, 1997 by Registrant to
                  Sirrom Capital Corporation. (2)

4.2               Form of Lock-Up Agreement (2).

4.3               Form of Common Stock Certificate. (2)

4.4               Form of Representative's Warrants

5.1               Opinion of Foley & Lardner regarding legality. (3)

10.1              Employment Agreement dated September 1, 1997 between
                  Registrant and William C. Mortimore. (2)

10.2              Loan Agreement dated June 30, 1997 between Registrant and
                  Sirrom Capital Corporation. (2)

10.3              Security Agreement dated June 30, 1997 between Registrant and
                  Sirrom Capital Corporation. (2)

10.4 Secured Promissory Note dated June 30, 1997 between Registrant and Sirrom Capital Corporation. (2)

10.5              Merge/Sirrom Revised Modification Agreement dated as of
                  October 30, 1997. (3)

10.6              OEM Purchase Agreement between Registrant and Philips Medical
                  Systems Nederland B.V. dated September 24, 1994 and First
                  Amendment dated June 4, 1996. (4)

10.7              Intentionally omitted.

10.8              Distribution Agreement with Picker International, Inc. (4)

10.9              1996 Stock Option Plan for Employees of Registrant dated May
                  13, 1996. (2)

10.10             Office Lease for West Allis Center dated May 24, 1996 between
                  Registrant and Whitnall Summit Company, LLC, together with
                  Supplement Office Space Lease dated July 3, 1997.(2)

10.11             Alpha Capital Venture Partners Limited Agreement dated March
                  1, 1997.(2)

10.12 Consulting Agreement of Robert T. Geras dated June 1, 1996, as terminated effective as of the closing of the Offering.(1)

10.13             Form of 1998 Stock Option Plan For Directors.(1)

11                Statement regarding computation of per share earnings.(1)

21                Subsidiaries of Registrant.(2)

23.1              Consent of Foley & Lardner (see Exhibit 5.1).

23.2              Consent of KPMG Peat Marwick LLP

24                Power of Attorney.(2)

27.1              Financial Data Schedule.(1)

27.2              Financial Data Schedule.(3)

27.3              Financial Data Schedule.(3)

27.4              Financial Data Schedule.(3)

27.5              Financial Data Schedule.(3)

-----------------
(1) Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-39111 filed January 26, 1998.

(2) Incorporated by reference to Registration Statement No. 333-39111 filed October 30, 1997.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-39111.

(4) The Registrant has requested confidential treatment of certain terms in these Agreements. Redacted text is indicated by [**]'s; these Agreements have been filed separately with the SEC.